
11006194

2010 Annual Report


Summit
FINANCIAL GROUP


Summit
FINANCIAL GROUP

Corporate Profile

Summit Financial Group, Inc. is a $1.48 billion financial holding company headquartered in Moorefield, West Virginia. We provide a full range of banking services through our subsidiary bank with 15 banking offices in Virginia and West Virginia.

In addition, we operate Summit Insurance Services, LLC, a full lines insurance agency in Moorefield, West Virginia and Leesburg, Virginia. Also, our Kelly Insurance Agency in Leesburg, Virginia specializes in group health, life and disability plans.

Report Index

Financial Highlights

Dollars in thousands, except per share amounts		2010		2009	Percent Change
FOR THE YEAR					
Interest income	$	79,672	$	89,536	-11.0
Interest expense		39,520		45,994	-14.1
Net interest income		40,152		43,542	-7.8
Provision for loan losses		21,350		20,325	5.0
Net interest income after provision for loan losses		18,802		23,217	-19.0
Noninterest income		7,221		5,800	24.5
Noninterest expense		30,953		31,898	-3.0
Income (loss) before income taxes		(4,930)		(2,881)	-71.1
Income tax (benefit)		(2,955)		(2,165)	-36.4
Net income (loss)		(1,975)		(716)	-175.8
Dividends on preferred shares		297		74	301.4
Income (loss) attributable to common shares	$	(2,272)	$	(790)	-187.6
AT YEAR END					
Assets	$	1,478,470	$	1,584,625	-6.7
Securities		271,730		271,654	0.0
Loans, net		995,319		1,137,336	-12.5
Deposits		1,036,939		1,017,338	1.9
Shareholders' equity		89,821		90,660	-0.9
CREDIT QUALITY					
Net loan charge-offs	$	21,126	$	20,258	4.3
Nonperforming assets		92,235		107,504	-14.2
Allowance for loan losses		17,224		17,000	1.3
PER SHARE DATA					
Diluted earnings	$	(0.31)	$	(0.11)	-181.8
Book value per common share [(a)]		11.09		11.19	-0.9
Cash dividends		–		0.06	-100.0
RATIOS					
Return on average equity		-2.6%		-0.90%	-188.9
Return on average assets		-0.15%		-0.05%	-200.0
Equity to assets		6.1%		5.7%	7.0
Tangible equity/Tangible assets		5.5%		5.2%	5.8

(a) Assumes conversion of convertible preferred stock

Letter to Our Shareholders

Dear Shareholder:

In our letter to you last year, we shared that while our progress going forward would be slow, your board and management team had laid the groundwork and enacted measures that we believed would begin to show positive results as early as late 2010. While as we predicted progress has been slow, we are encouraged by the progress made on numerous fronts this past year. Perhaps the most visible sign of this progress was the Company reporting positive net income of $910,000, or $0.11 per diluted share, in the fourth quarter of 2010. With this momentum, we remain cautiously optimistic our performance will continue to improve and the Company's profitability will be restored in 2011. We would like to draw your attention to our trends in a few key areas as evidence in support of our assertion:

Improved Loan Quality

Facing our Company at the end of 2009 were numerous issues that hinged on nonperforming and past due loans brought about and exacerbated by a poor economy. We felt improvement was imminent in 2010, and we were correct. Non-performing loans now account for 2.14 percent of total loans, down from 5.79 percent at year-end 2009. Due in part to this trend, the company is projecting a lower provision for loan loss expense for 2011 than in any of the previous three years.

Assertive Cost Control

While it was very difficult to cut expenses during periods of increased workload, our company has done just that. Leading the way was our focus on maintaining lean, yet talented, staff. The resulting payoff from this effort was a reduction in personnel expense of $1.6 million or 9.6 percent from 2008 to 2010 as we sought out efficiencies at every level of operation.

Through these and other efforts, we were actually able to see overall operating expenses (excluding FDIC premiums and OREO expense) decrease by $2 million or 7.1 percent from 2008 to 2010.

Reduced Risk In Our Securities Portfolio

Summit experienced writedowns of its securities portfolio of $7 million in 2008, $6 million in 2009 and $2 million in 2010. Because of actions taken by management and an improvement in the market for private label mortgage backed securities, the quality of our securities has improved dramatically. Based on this improvement, we believe that such writedowns will continue to diminish in 2011.

Improved Prospects On Our Net Interest Margin

Another bright spot lies in the Company's significant net interest margin improvement during the final quarter of 2010, increasing 37 basis points compared to the third quarter of 2010, following recent maturities and repricings of over $100 million of higher-cost wholesale fundings. Given this and other repricing opportunities that are scheduled to occur in 2011, combined with a steady return of non-performing assets to performing status, we anticipate continued improvement in our net interest margin for 2011.

Strengthened Capital Levels

In addition to the aforementioned efforts to return your Company to profitability, we have also given a great deal of attention to our capital position.

During 2009, Summit raised, in short order, $10.3 million in regulatory capital, an aggressive action that was appropriate since past dues and nonperforming loans were higher than usual.

This action set a strong tone for 2010, a year in which capital ratios remained well in excess of regulatory requirements for a "well capitalized" institution. In fact, Summit Community Bank's capital ratios increased significantly this past year — its total risk-based capital ratio was 12.6 percent, while its Tier 1 leverage capital ratio was 8.5 percent at year end 2010 compared to 11.4 percent and 7.6 percent, respectively, at December 31, 2009.

Both Challenges and Opportunities Lie Ahead

While we move forward through the first part of 2011 with greater optimism, we want to be very clear; we remain very focused on the challenges ahead. Job one is to reduce our portfolio of non-performing assets — this must be accomplished before the Company can again consistently achieve exceptional operating results. We will continue to work on our OREO inventory and seek every opportunity to liquidate it as quickly as possible. Fortunately, most of these distressed assets have been identified, dealt with, and are now positioned as opportunities for the right buyers.

We Welcome Your Feedback

Your company's annual shareholders' meeting will be Thursday, May 19, 2011, 1:00 PM at Summit Financial Group, Inc. headquarters in Moorefield, West Virginia. We invite you to attend. As always, we appreciate hearing from shareholders and our door is always open to discuss questions, comments and ideas regarding the year reported herein, as well as the year ahead. You have been supportive and patient during this extended recessionary period and your management team is appreciative. More than ever, we are committed to regaining as quickly as possible our company's historical record of strong financial performance for you, our shareholders.



Oscar M. Bean
Chairman



H. Charles Maddy, III
President & Chief Executive Officer

Summit Financial Group, Inc. 2010 Board of Directors



(Seated l-r)
Gary L. Hinkle, Ronald F. Miller, Oscar M. Bean, Chairman, H. Charles Maddy, III, President & CEO, Thomas J. Hawse, III

(Standing l-r)
Dewey F. Bensenhaver, Patrick N. Frye, Gerald W. Huffman, G.R. Ours, Jr., James M. Cookman, Duke A. McDaniel, James P. Geary II, John W. Crites, Phoebe Fisher Heishman, Frank A. Baer, III, Charles P. Piccirillo

In Dedication

This year's annual report is dedicated to **C. David Robertson**, who retired effective December 31, 2010. Dave has contributed immeasurably to the success of our company over the course of his career. As his colleagues and coworkers, we are eternally grateful for the commitment and service he has shown not only to our company, but also to his community and state.



C. David Robertson

Summit Financial Group, Inc.

Headquarters: Moorefield, West Virginia

H. Charles Maddy, III
President & Chief Executive Officer

Robert S. Tissue
Senior Vice President & Chief Financial Officer

Scott C. Jennings
Senior Vice President & Chief Operating Officer

Patrick N. Frye
Senior Vice President & Chief Credit Officer

Douglas T. Mitchell
Senior Vice President & Chief Banking Officer

Julie R. Cook
Vice President & Chief Accounting Officer

Danyl R. Freeman
Vice President & Director of Human Resources

John A. Harper
Vice President of Lending Operations

Russell F. Ratliff, Jr.
Vice President of Lending Operations

Angela Zirk
Assistant Vice President,
Director of Marketing & Public Relations

Sharetta Coleman
Chief Risk Officer & Director of Audit

Teresa D. Ely
Director of Shareholder Relations

Donna Kuykendall
Director of Accounting

Tina Martin
Director of Debt Management

Felicity Ours
Director of Credit Administration

Jennifer Smith
Director of Compliance

Subsidiaries Directors & Officers

SUMMIT COMMUNITY BANK
Board of Directors
H. Charles Maddy, III, *Chairman*
Ronald F. Miller, *President & CEO*
Oscar M. Bean
J. Scott Bridgeforth
John W. Crites
Georgette R. George
Charles W. Halterman
Thomas J. Hawse, III
Phoebe Fisher Heishman
Gary L. Hinkle
Jeffrey E. Hott
G.R. Ours, Jr.
George W. Pace
Russell F. Ratliff, Jr.
C. David Robertson
David P. VanMeter, IV

Senior Management
Ronald F. Miller
President & CEO

Bradford Ritchie
President, WV Market

Dennis Snyder
Market President

Senior Vice Presidents
Debra S. Davis
Jill Friedrich
Jason Hicks
Jason D. Koontz
Garth Kunkle
Patty Owens
Steven Tavenner
Ann Urling
Mark H. Wright

Vice Presidents
Dawn Frye
Jay Mongold
Teri Roberts
J. Vance Wilson

SUMMIT COMMUNITY BANK (cont.)
Assistant Vice Presidents
Debbi Alexander
Donna Burns
Jessica Jacot
Jackie Mathias
Joanie Ours
Gina Still

Office Managers
Jared Burdette
Amy Channell
Julie Grandstaff
Trisha Hwang
Lisa Jamison
Rebecca Redden
Amy Silvious
Rebecca Yokum

Loan Officers
Larry Smith
Kent Shipe
Cindi Trenary
Tevis Sensel

Commercial Relationship Representative
Dawn Thornburg

LOCAL BOARDS
HARRISONBURG, VA
Stephanne S. Byrd
Carl B. Harman
Michael Layman
Allon H. Lefever
George W. Pace

WARRENTON, VA
James D. Eicher
Donald W. Knotts
David Colleran
Angela Smith
James Underhill

SUMMIT INSURANCE SERVICES, LLC
Dario Campolattaro
Executive Director

Bruce Kesner
Vice President, P&C Agent Manager

Cassi Spigle
Vice President of Account Management

Agents
June Boynton
Marji Grubic
Carol Hall-Veit
Stacey Haupt
Gregory Kelly
Karen Leith
Myra Maldonado
Maureen Miller
Wayne Pampaloni
Will Pierce
Randy Sink
Robert Sturgill
Lynn Theismann
Gilda VanderHeyden
Bonita Westfall

SUMMIT FINANCIAL SERVICES
Financial Service Representatives
Robert Lewandowski
Assistant Vice President

Bradley Sergent

SUMMIT MORTGAGE
Jim Knicely
Director

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2010**

Commission File Number **0-16587**

Summit Financial Group, Inc.
(Exact name of registrant as specified in its charter)

West Virginia	**55-0672148**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
300 N. Main Street Moorefield, West Virginia	**26836**
(Address of principal executive offices)	(Zip Code)

(304) 530-1000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:
Common
(Title of Class)

The NASDAQ Capital Market
(Name of Exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendments to this Form 10-K. ☐

Indicate by check mark whether the registrant is large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer", and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting common equity held by non-affiliates of the registrant at June 30, 2010, was approximately $14,504,000. Registrant has assumed that all of its executive officers and directors are affiliates. Such assumption shall not be deemed to be conclusive for any other purpose.

The number of shares of the Registrant's Common Stock outstanding on February 22, 2011, was 7,425,472.

Documents Incorporated by Reference

The following lists the documents which are incorporated by reference in the Annual Report Form 10-K, and the Parts and Items of the Form 10-K into which the documents are incorporated.

Document	Part of Form 10-K into which document is incorporated
Portions of the Registrant's Proxy Statement for the Annual Meeting of Shareholders to be held May 19, 2011	**Part III - Items 10, 11, 12, 13, and 14**

SUMMIT FINANCIAL GROUP, INC
Form 10-K Index

THIS PAGE INTENTIONALLY LEFT BLANK

PART I.

Item 1. Business

Summit Financial Group, Inc. ("Company" or "Summit") is a $1.48 billion financial holding company headquartered in Moorefield, West Virginia. We provide community banking services primarily in the Eastern Panhandle and South Central regions of West Virginia and the Northern region of Virginia. We provide these services through our community bank subsidiary, Summit Community Bank ("Summit Community" or "Bank"). We also operate Summit Insurance Services, LLC in Moorefield, West Virginia and Leesburg, Virginia.

Community Banking

We provide a wide range of community banking services, including demand, savings and time deposits; commercial, real estate and consumer loans; letters of credit; and cash management services. The deposits of Summit Community are insured by the Federal Deposit Insurance Corporation ("FDIC").

In order to compete with other financial service providers, we principally rely upon personal relationships established by our officers, directors and employees with our clients, and specialized services tailored to meet our clients' needs. We have maintained a strong community orientation by, among other things, supporting the active participation of staff members in local charitable, civic, school, religious and community development activities. We also have a marketing program that primarily utilizes local radio and newspapers to advertise. This approach, coupled with continuity of service by the same staff members, enables Summit Community to develop long-term customer relationships, maintain high quality service and respond quickly to customer needs. We believe that our emphasis on local relationship banking, together with a prudent approach to lending, are important factors in our success and growth.

All operational and support functions that are transparent to clients are centralized in order to achieve consistency and cost efficiencies in the delivery of products and services by each banking office. The central office provides services such as data processing, bookkeeping, accounting, treasury management, loan administration, loan review, compliance, risk management and internal auditing to enhance our delivery of quality service. We also provide overall direction in the areas of credit policy and administration, strategic planning, marketing, investment portfolio management and other financial and administrative services. The banking offices work closely with us to develop new products and services needed by their customers and to introduce enhancements to existing products and services.

Lending

Our primary lending focus is providing commercial loans to local businesses with annual sales ranging from $300,000 to $30 million and providing owner-occupied real estate loans to individuals. Typically, our customers have financing requirements between $50,000 and $1,000,000. We generally do not seek loans of more than $5 million but will consider larger lending relationships which involve exceptional levels of credit quality. Under our commercial banking strategy, we focus on offering a broad line of financial products and services to small and medium-sized businesses through full service banking offices. Summit Community Bank has senior management with extensive lending experience. These managers exercise substantial authority over credit and pricing decisions, subject to loan committee approval for larger credits.

We segment our loan portfolio in to the following major lending categories: commercial, commercial real estate, construction and development, residential real estate, and consumer. Commercial loans are loans made to commercial borrowers that are not secured by real estate. These encompass loans secured by accounts receivable, inventory, equipment, as well as unsecured loans. Commercial real estate loans consist of commercial mortgages, which generally are secured by nonresidential and multi-family residential properties. Commercial real estate loans are made to many of the same customers and carry similar industry risks as the commercial loan portfolio. Construction and development loans are loans made for the purpose of financing construction or development projects. This portfolio includes commercial and residential land development loans, one-to-four family housing construction both pre-sold and speculative in nature, multi-family housing construction, non-residential building construction, and undeveloped land. Residential real estate loans are mortgage loans to consumers and are secured primarily by a first lien deed of trust. These loans are traditional one-to-four family residential mortgages. Also included in this category of loans are second liens on one-to-four family properties as well as home equity loans. Consumer loans are loans that establish consumer credit that is granted for the consumer's personal use. These loans include automobile loans, recreational vehicle loans, as well as personal secured and unsecured loans.

Our loan underwriting guidelines and standards are consistent with the prudent banking practices applicable to the relevant exposure and are updated periodically and presented to the Board of Directors for approval. The purpose of these standards and guidelines are: to grant loans on a sound and collectible basis, to invest available funds in a safe and profitable manner, to serve the legitimate credit needs of our primary market area, and to ensure that all loan applicants receive fair and equal treatment in the lending process. It is the intent of the underwriting guidelines and standards to: minimize losses by carefully investigating the credit history of each applicant, verify the source of repayment and the ability of the applicant to repay, collateralize those loans in which collateral is deemed to be required, exercise care in the documentation of the application, review, approval, and origination process, and administer a comprehensive loan collection program.

Our real estate underwriting loan-to-value ("LTV") policy limits are at or below current bank regulatory guidelines, as follows:

	Regulatory LTV Guideline	Summit LTV Policy Limit
Undeveloped land	65%	65%
Land development	75%	70%
Construction:		
Commercial, multifamily, and other non-residential	80%	80%
1-4 family residential, consumer borrower	85%	85%
1-4 family residential, commercial borrower	85%	80%
Improved property	85%	80%
Owner occupied 1-4 family	90%	85%
Home equity	90%	90%

Exceptions are permitted to these regulatory guidelines as long as such exceptions are identified, monitored, and reported to the Board of Directors at least quarterly, and the total of such exceptions do not exceed 100% of Summit Community's total regulatory capital, which totaled $138.2 million as of December 31, 2010. As of this date, we had loans approximating $69.4 million that exceeded the above regulatory LTV guidelines, as follows:

Residential real estate	
Owner occupied – 1st lien	$ 12.0 million
Owner occupied – 2nd lien	$ 1.2 million
Commercial real estate	
Residential non-owner occupied, 1st lien	$ 5.3 million
Owner occupied commercial real estate	$ 21.8 million
Other commercial real estate	$ 11.2 million
Construction, development & land	$ 17.9 million

Our underwriting standards and practice are designed to originate both fixed and variable rate loan products consistent with the underwriting guidelines discussed above. Adjustable rate and variable rate loans are underwritten giving consideration both to the loan's initial rate and to higher assumed rates commensurate with reasonably anticipated market conditions. Accordingly, we want to insure that adequate primary repayment capacity exists to address both future increases in interest rates, and fluctuations in the underlying cash flows available for repayment. Historically, we have not offered "teaser rates" or "payment option ARM" loans. Further, we have had no loan portfolio products which were specifically designed for "sub-prime" borrowers (defined as consumers with a credit score of less than 599).

Supervision and Regulation

General

We, as a financial holding company, are subject to the restrictions of the Bank Holding Company Act of 1956, as amended ("BHCA"), and are registered pursuant to its provisions. As a registered financial holding company, we are subject to the reporting requirements of the Board of Governors of the Federal Reserve System ("FRB"), and are subject to examination by the

FRB. As a financial holding company doing business in West Virginia, we are also subject to regulation by the West Virginia Board of Banking and Financial Institutions and must submit annual reports to the West Virginia Division of Banking.

The BHCA prohibits the acquisition by a financial holding company of direct or indirect ownership of more than five percent of the voting shares of any bank within the United States without prior approval of the FRB. With certain exceptions, a financial holding company is prohibited from acquiring direct or indirect ownership or control or more than five percent of the voting shares of any company which is not a bank, and from engaging directly or indirectly in business unrelated to the business of banking or managing or controlling banks.

The FRB, in its Regulation Y, permits financial holding companies to engage in non-banking activities closely related to banking or managing or controlling banks. Approval of the FRB is necessary to engage in these activities or to make acquisitions of corporations engaging in these activities as the FRB determines whether these acquisitions or activities are in the public interest. In addition, by order, and on a case by case basis, the FRB may approve other non-banking activities.

The BHCA permits us to purchase or redeem our own securities. However, Regulation Y provides that prior notice must be given to the FRB if the total consideration for such purchase or consideration, when aggregated with the net consideration paid by us for all such purchases or redemptions during the preceding 12 months is equal to 10 percent or more of our consolidated net worth. Prior notice is not required if (i) both before and immediately after the redemption, the financial holding company is well-capitalized; (ii) the financial holding company is well-managed and (iii) the financial holding company is not the subject of any unresolved supervisory issues.

Federal law restricts subsidiary banks of a financial holding company from making certain extensions of credit to the parent financial holding company or to any of its subsidiaries, from investing in the holding company stock, and limits the ability of a subsidiary bank to take its parent company stock as collateral for the loans of any borrower. Additionally, federal law prohibits a financial holding company and its subsidiaries from engaging in certain tie-in arrangements in conjunction with the extension of credit or furnishing of services.

Summit Community is subject to West Virginia statutes and regulations, and is primarily regulated by the West Virginia Division of Banking and is also subject to regulations promulgated by the FRB and the FDIC. As members of the FDIC, the deposits of the bank are insured as required by federal law. Bank regulatory authorities regularly examine revenues, loans, investments, management practices, and other aspects of Summit Community. These examinations are conducted primarily to protect depositors and not shareholders. In addition to these regular examinations, Summit Community must furnish to regulatory authorities quarterly reports containing full and accurate statements of their affairs.

The FRB has broad authority to prohibit activities of bank holding companies and their nonbanking subsidiaries which represent unsafe and unsound banking practices or which constitute violations of laws or regulations. The FRB also can assess civil money penalties for certain activities conducted on a knowing and reckless basis, if those activities caused a substantial loss to a depository institution. The penalties can be as high as $1 million for each day the activity continues.

Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010

On July 21, 2010, sweeping financial regulatory reform legislation entitled the "Dodd-Frank Wall Street Reform and Consumer Protection Act" (the "Dodd-Frank Act") was signed into law. The Dodd-Frank Act implements far-reaching changes across the financial regulatory landscape, including provisions that, among other things, will:

- Centralize responsibility for consumer financial protection by creating a new agency, the Bureau of Consumer Financial Protection, responsible for implementing, examining and enforcing compliance with federal consumer financial laws.

- Require the bank regulators to seek to make its capital requirements for all banks countercyclical so that capital requirements increase in times of economic expansion and decrease in times of economic contraction.

- Require financial holding companies to be well-capitalized and well-managed as of July 21, 2011. Bank holding companies and banks must also be both well-capitalized and well-managed in order to acquire banks located outside their home state.

- Change the assessment base for federal deposit insurance from the amount of insured deposits to consolidated assets less tangible capital, eliminate the ceiling on the size of the Deposit Insurance Fund (DIF) and increase the floor of the size of the DIF, which generally will require an increase in the level of assessments for institutions with assets in excess of $10 billion.

- Impose comprehensive regulation of the over-the-counter derivatives market, which would include certain provisions that would effectively prohibit insured depository institutions from conducting certain derivatives businesses in the institution itself.

- Implement corporate governance revisions, including with regard to executive compensation and proxy access by shareholders that apply to all public companies, not just financial institutions.

- Make permanent the $250 thousand limit for federal deposit insurance and provide unlimited federal deposit insurance until January 1, 2013 for non-interest bearing demand transaction accounts at all insured depository institutions.

- Repeal the federal prohibitions on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction and other accounts.

- Amend the Electronic Fund Transfer Act (EFTA) to, among other things, give the Federal Reserve the authority to establish rules regarding interchange fees charged for electronic debit transactions by payment card issuers having assets over $10 billion and to enforce a new statutory requirement that such fees be reasonable and proportional to the actual cost of a transaction to the issuer.

Many aspects of the Dodd-Frank Act are subject to rulemaking and will take effect over several years, making it difficult to anticipate the overall financial impact on our Company, our customers or the financial industry more generally. Provisions in the legislation that affect deposit insurance assessments, payment of interest on demand deposits and interchange fees could increase the costs associated with deposits as well as place limitations on certain revenues those deposits may generate.

In October 2010, the FDIC adopted a new DIF restoration plan to ensure that the fund reserve ratio reaches 1.35% by September 30, 2020, as required by the Dodd-Frank Act. Under the new restoration plan, the FDIC will forego the uniform three-basis point increase in initial assessment rates scheduled to take place on January 1, 2011 and maintain the current schedule of assessment rates for all depository institutions. At least semi-annually, the FDIC will update its loss and income projections for the fund and, if needed, will increase or decrease assessment rates, following notice-and-comment rulemaking if required.

In November 2010, the FDIC issued a final rule to implement provisions of the Dodd-Frank Act that provide for temporary unlimited coverage for non-interest-bearing transaction accounts. The separate coverage for non-interest-bearing transaction accounts became effective on December 31, 2010 and terminates on December 31, 2012.

Permitted Non-banking Activities

The FRB permits, within prescribed limits, financial holding companies to engage in non-banking activities closely related to banking or to managing or controlling banks. Such activities are not limited to the state of West Virginia. Some examples of non-banking activities which presently may be performed by a financial holding company are: making or acquiring, for its own account or the account of others, loans and other extensions of credit; operating as an industrial bank, or industrial loan company, in the manner authorized by state law; servicing loans and other extensions of credit; performing or carrying on any one or more of the functions or activities that may be performed or carried on by a trust company in the manner authorized by federal or state law; acting as an investment or financial advisor; leasing real or personal property; making equity or debt investments in corporations or projects designed primarily to promote community welfare, such as the economic rehabilitation and the development of low income areas; providing bookkeeping services or financially oriented data processing services for the holding company and its subsidiaries; acting as an insurance agent or a broker; acting as an underwriter for credit life insurance which is directly related to extensions of credit by the financial holding company system; providing courier services for certain financial documents; providing management consulting advice to nonaffiliated banks; selling retail money orders having a face value of not more than $1,000, traveler's checks and U.S. savings bonds; performing appraisals of real estate; arranging commercial real estate equity financing under certain limited circumstances; providing securities brokerage services related to securities credit activities; underwriting and dealing in government obligations and money market instruments; providing foreign exchange advisory and transactional services; and acting under certain circumstances, as futures commission merchant for nonaffiliated persons in the execution and clearance on major commodity exchanges of futures contracts and options.

Credit and Monetary Policies and Related Matters

Summit Community is affected by the fiscal and monetary policies of the federal government and its agencies, including the FRB. An important function of these policies is to curb inflation and control recessions through control of the supply of money and credit. The operations of Summit Community are affected by the policies of government regulatory authorities, including the FRB which regulates money and credit conditions through open market operations in United States Government and Federal agency securities, adjustments in the discount rate on member bank borrowings, and requirements against deposits and regulation of interest rates payable by member banks on time and savings deposits. These policies have a significant influence on the growth and distribution of loans, investments and deposits, and interest rates charged on loans, or paid for time and savings deposits, as well as yields on investments. The FRB has had a significant effect on the operating results of commercial banks in the past and is expected to continue to do so in the future. Future policies of the FRB and other authorities and their effect on future earnings cannot be predicted.

The FRB has a policy that a financial holding company is expected to act as a source of financial and managerial strength to each of its subsidiary banks and to commit resources to support each such subsidiary bank. Under the source of strength doctrine, the FRB may require a financial holding company to contribute capital to a troubled subsidiary bank, and may charge the financial holding company with engaging in unsafe and unsound practices for failure to commit resources to such a subsidiary bank. This capital injection may be required at times when Summit may not have the resources to provide it. Any capital loans by a holding company to any subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In addition, the Crime Control Act of 1990 provides that in the event of a financial holding company's bankruptcy, any commitment by such holding company to a Federal bank or thrift regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

The Financial Institutions Reform, Recovery and Enforcement Act ("FIRREA") provides that depository institutions insured by the FDIC may be liable for any losses incurred by, or reasonably expected to be incurred by, the FDIC in connection with (i) the default of a commonly controlled FDIC-insured depository institution, or (ii) any assistance provided by the FDIC to commonly controlled FDIC-insured depository institution in danger of default. "Default" is defined generally as the appointment of a conservator or receiver and "in danger of default" is defined generally as the existence of certain conditions indicating that a "default" is likely to occur in the absence of regulatory assistance. Accordingly, in the event that any insured bank or subsidiary of Summit causes a loss to the FDIC, other bank subsidiaries of Summit could be liable to the FDIC for the amount of such loss.

Under federal law, the OCC may order the pro rata assessment of shareholders of a national bank whose capital stock has become impaired, by losses or otherwise, to relieve a deficiency in such national bank's capital stock. This statute also provides for the enforcement of any such pro rata assessment of shareholders of such national bank to cover such impairment of capital stock by sale, to the extent necessary, of the capital stock of any assessed shareholder failing to pay the assessment. Similarly, the laws of certain states provide for such assessment and sale with respect to the subsidiary banks chartered by such states. Summit, as the sole stockholder of Summit Community, is subject to such provisions.

Capital Requirements

As a financial holding company, we are subject to FRB risk-based capital guidelines. The guidelines establish a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations, takes off-balance sheet exposures into explicit account in assessing capital adequacy, and minimizes disincentives to holding liquid, low-risk assets. Under the guidelines and related policies, financial holding companies must maintain capital sufficient to meet both a risk-based asset ratio test and leverage ratio test on a consolidated basis. The risk-based ratio is determined by allocating assets and specified off-balance sheet commitments into four weighted categories, with higher levels of capital being required for categories perceived as representing greater risk. Summit Community is subject to substantially similar capital requirements adopted by its applicable regulatory agencies.

Generally, under the applicable guidelines, a financial institution's capital is divided into two tiers. "Tier 1", or core capital, includes common equity, noncumulative perpetual preferred stock (including related surplus) and minority interests in equity accounts of consolidated subsidiaries, less goodwill and other intangibles. "Tier 2", or supplementary capital, includes, among other things, cumulative and limited-life preferred stock, hybrid capital instruments, mandatory convertible securities, qualifying subordinated debt, and the allowance for loan losses, subject to certain limitations, less required deductions. "Total capital" is the sum of Tier 1 and Tier 2 capital. Financial holding companies are subject to substantially identical requirements, except that cumulative perpetual preferred stock can constitute up to 25% of a financial holding company's Tier 1 capital.

Financial holding companies are required to maintain a risk-based capital ratio of 8%, of which at least 4% must be Tier 1 capital. The appropriate regulatory authority may set higher capital requirements when an institution's particular circumstances warrant. For purposes of the leverage ratio, the numerator is defined as Tier 1 capital and the denominator is defined as adjusted total assets (as specified in the guidelines). The guidelines provide for a minimum leverage ratio of 3% for financial holding companies that meet certain specified criteria, including excellent asset quality, high liquidity, low interest rate exposure and the highest regulatory rating. Financial holding companies not meeting these criteria are required to maintain a leverage ratio which exceeds 3% by a cushion of at least 1 to 2 percent.

The guidelines also provide that financial holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. Furthermore, the FRB's guidelines indicate that the FRB will continue to consider a "tangible Tier 1 leverage ratio" in evaluating proposals for expansion or new activities. The tangible Tier 1 leverage ratio is the ratio of an institution's Tier 1 capital, less all intangibles, to total assets, less all intangibles.

Section 305 of FDICIA (as defined below) required the FRB and other banking agencies to revise their risk-based capital standards to ensure that those standards take adequate account of interest rate risk. This final rule amends the capital standards to specify that the banking agencies include, in their evaluations of a bank's capital adequacy, an assessment of the exposure to declines in the economic value of the bank's capital due to changes in interest rates.

Failure to meet applicable capital guidelines could subject the financial holding company to a variety of enforcement remedies available to the federal regulatory authorities, including limitations on the ability to pay dividends, the issuance by the regulatory authority of a capital directive to increase capital and termination of deposit insurance by the FDIC, as well as to the measures described under the "Federal Deposit Insurance Corporation Improvement Act of 1991" as applicable to undercapitalized institutions.

Our regulatory capital ratios and Summit Community's capital ratios as of year end 2010 are set forth in the table in Note 16 of the notes to the consolidated financial statements on page 80.

Basel III Standards. In December 2010, the Basel Committee on Banking Supervision ("Basel Committee") released its final framework for strengthening international capital and liquidity regulation, now officially identified by the Basel Committee as "Basel III." Basel III, when implemented by the U.S. bank regulatory agencies and fully phased-in, will require bank holding companies and their bank subsidiaries to maintain substantially more capital, with a greater emphasis on common equity. The Basel III final capital framework, among other things:

- introduces as a new capital measure Common Equity Tier 1 ("CET1"), specifies that Tier 1 capital consists of CET1 and "Additional Tier 1 capital" instruments meeting specified requirements, defines CET1 narrowly by requiring that most deductions or adjustments to regulatory capital measures be made to CET1 and not to the other components of capital, and expands the scope of the deductions or adjustments as compared to existing regulations;
- when fully phased in on January 1, 2019, requires banks to maintain:
  - as a newly adopted international standard, a minimum ratio of CET1 to risk-weighted assets of at least 4.5%, plus a 2.5% "capital conservation buffer" (which is added to the 4.5% CET1 ratio as that buffer is phased in, effectively resulting in a minimum ratio of CET1 to risk-weighted assets of at least 7%);
  - a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the capital conservation buffer (which is added to the 6.0% Tier 1 capital ratio as that buffer is phased in, effectively resulting in a minimum Tier 1 capital ratio of 8.5% upon full implementation);

- a minimum ratio of Total (that is, Tier 1 plus Tier 2) capital to risk-weighted assets of at least 8.0%, plus the capital conservation buffer (which is added to the 8.0% total capital ratio as that buffer is phased in, effectively resulting in a minimum total capital ratio of 10.5% upon full implementation);

- as a newly adopted international standard, a minimum leverage ratio of 3%, calculated as the ratio of Tier 1 capital to balance sheet exposures plus certain off-balance sheet exposures (as the average for each quarter of the month-end ratios for the quarter); and

- provides for a "countercyclical capital buffer", generally to be imposed when national regulators determine that excess aggregate credit growth becomes associated with a buildup of systemic risk, that would be a CET1 add-on to the capital conservation buffer in the range of 0% to 2.5% when fully implemented (potentially resulting in total buffers of between 2.5% and 5%).

The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of CET1 to risk-weighted assets above the minimum but below the conservation buffer (or below the combined capital conservation buffer and countercyclical capital buffer, when the latter is applied) will face constraints on dividends, equity repurchases and compensation based on the amount of the shortfall.

The implementation of the Basel III final framework will commence January 1, 2013. On that date, banking institutions will be required to meet the following minimum capital ratios before the application of any buffer:

- 3.5% CET1 to risk-weighted assets;

- 4.5% Tier 1 capital to risk-weighted assets; and

- 8.0% Total capital to risk-weighted assets.

The Basel III final framework provides for a number of new deductions from and adjustments to CET1. These include, for example, the requirement that mortgage servicing rights, deferred tax assets dependent upon future taxable income and significant investments in non-consolidated financial entities be deducted from CET1 to the extent that any one such category exceeds 10% of CET1 or all such categories in the aggregate exceed 15% of CET1.

Implementation of the deductions and other adjustments to CET1 will begin on January 1, 2014 and will be phased-in over a five-year period (20% per year). The implementation of the capital conservation buffer will begin on January 1, 2016 at 0.625% and be phased in over a four-year period (increasing by that amount on each subsequent January 1, until it reaches 2.5% on January 1, 2019).

The U.S. banking agencies have indicated informally that they expect to propose regulations implementing Basel III in mid-2011 with final adoption of implementing regulations in mid-2012. Notwithstanding its release of the Basel III framework as a final framework, the Basel Committee is considering further amendments to Basel III, including the imposition of additional capital surcharges on globally systemically important financial institutions. In addition to Basel III, the Dodd-Frank Act requires or permits the Federal banking agencies to adopt regulations affecting banking institutions' capital requirements in a number of respects, including potentially more stringent capital requirements for systemically important financial institutions. Accordingly, the regulations ultimately applicable to us may be substantially different from the Basel III final framework as published in December 2010.

Liquidity Ratios under Basel III. Historically, regulation and monitoring of bank and bank holding company liquidity has been addressed as a supervisory matter, both in the U.S. and internationally, without required formulaic measures. The Basel III final framework requires banks and bank holding companies to measure their liquidity against specific liquidity tests that, although similar in some respects to liquidity measures historically applied by banks and regulators for management and supervisory purposes, going forward will be required by regulation. One test, referred to as the liquidity coverage ratio ("LCR"), is designed to ensure that the banking entity maintains an adequate level of unencumbered high-quality liquid assets equal to the entity's expected net cash outflow for a 30-day time horizon (or, if greater, 25% of its expected total cash outflow) under an acute liquidity stress scenario. The other, referred to as the net stable funding ratio ("NSFR"), is designed to promote more medium- and long-term funding of the assets and activities of banking entities over a one-year time horizon. These requirements will incent banking entities to increase their holdings of U.S. Treasury securities and other sovereign debt as a component of assets and increase the use of long-term debt as a funding source. The LCR would be implemented subject to an observation period beginning in 2011, but would not be introduced as a requirement until January 1, 2015, and the NSFR would not be introduced as a requirement until January 1, 2018. These new standards are subject to further rulemaking and their terms may well change before implementation.

Federal Deposit Insurance Corporation Improvement Act of 1991

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") substantially revised the bank regulatory and funding provisions of the Federal Deposit Insurance Corporation Act and made revisions to several other banking statues.

FDICIA establishes a new regulatory scheme, which ties the level of supervisory intervention by bank regulatory authorities primarily to a depository institution's capital category. Among other things, FDICIA authorizes regulatory authorities to take "prompt corrective action" with respect to depository institutions that do not meet minimum capital requirements. FDICIA establishes five capital tiers: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

By regulation, an institution is "well-capitalized" if it has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater and a Tier 1 leverage ratio of 5% or greater and is not subject to a regulatory order, agreement or directive to meet and maintain a specific capital level for any capital measure. Summit Community was a "well capitalized" institution as of December 31, 2010. Well-capitalized institutions are permitted to engage in a wider range of banking activities, including among other things, the accepting of "brokered deposits," and the offering of interest rates on deposits higher than the prevailing rate in their respective markets.

Another requirement of FDICIA is that Federal banking agencies must prescribe regulations relating to various operational areas of banks and financial holding companies. These include standards for internal audit systems, loan documentation, information systems, internal controls, credit underwriting, interest rate exposure, asset growth, compensation, a maximum ratio of classified assets to capital, minimum earnings sufficient to absorb losses, a minimum ratio of market value to book value for publicly traded shares and such other standards as the agencies deem appropriate.

Reigle-Neal Interstate Banking Bill

In 1994, Congress passed the Reigle-Neal Interstate Banking Bill (the "Interstate Bill"). The Interstate Bill permits certain interstate banking activities through a holding company structure, effective September 30, 1995. It permits interstate branching by merger effective June 1, 1997 unless states "opt-in" sooner, or "opt-out" before that date. States may elect to permit de novo branching by specific legislative election. In March, 1996, West Virginia adopted changes to its banking laws so as to permit interstate banking and branching to the fullest extent permitted by the Interstate Bill. The Interstate Bill permits consolidation of banking institutions across state lines and, under certain conditions, de novo entry.

USA PATRIOT Act

The Uniting and Strengthening America by Providing Appropriate Tools Is Required to Intercept and Obstruct Terrorism Act ("USA PATRIOT Act") is a comprehensive anti-terrorism legislation. The USA PATRIOT Act requires financial institutions to help prevent, detect and prosecute international money laundering and the financing of terrorism. The effectiveness of a financial institution in combating money laundering activities is a factor to be considered in any application submitted by the financial institution under the Bank Merger Act, which applies to our bank, or the BHCA, which applies to Summit. We, and our subsidiaries, including the bank, have adopted systems and procedures to comply with the USA PATRIOT Act and its regulations as adopted by the Secretary of the Treasury.

Community Reinvestment Act

Financial holding companies and their subsidiary banks are also subject to the provisions of the Community Reinvestment Act of 1977 ("CRA"). Under the CRA, the FRB (or other appropriate bank regulatory agency) is required, in connection with its examination of a bank, to assess such bank's record in meeting the credit needs of the communities served by that bank, including low and moderate income neighborhoods. Further such assessment is also required of any financial holding company which has applied to (i) charter a national bank, (ii) obtain deposit insurance coverage for a newly chartered institution, (iii) establish a new branch office that will accept deposits, (iv) relocate an office, or (v) merge or consolidate with, or acquire the assets or assume the liabilities of a federally-regulated financial institution. In the case of a financial holding company applying for approval to acquire a bank or other financial holding company, the FRB will assess the record of each subsidiary of the applicant financial holding company, and such records may be the basis for denying the application or imposing conditions in connection with approval of the application. On December 8, 1993, the Federal regulators jointly announced proposed regulations to simplify enforcement of the CRA by substituting the present twelve categories with three assessment categories for use in calculating CRA ratings (the "December 1993 Proposal"). In response to comments received by the regulators regarding the December 1993 Proposal, the federal bank regulators issued revised CRA proposed regulations on September 26, 1994 (the "Revised CRA Proposal"). The Revised CRA Proposal, compared to the December 1993 Proposal, essentially broadens the scope of CRA performance examinations and more explicitly considers community development activities. Moreover, in 1994, the Department of Justice became more actively involved in enforcing fair lending laws.

In the most recent CRA examination by the bank regulatory authorities, Summit Community Bank was given a "satisfactory" CRA rating.

Graham-Leach-Bliley Act of 1999

The enactment of the Graham-Leach-Bliley Act of 1999 (the "GLB Act") represents a pivotal point in the history of the financial services industry. The GLB Act swept away large parts of a regulatory framework that had its origins in the Depression Era of the 1930s. New opportunities were available for banks, other depository institutions, insurance companies and securities firms to enter into combinations that permit a single financial services organization to offer customers a more complete array of financial products and services. The GLB Act provides a new regulatory framework through the financial holding company, which has as its "umbrella regulator" the FRB. Functional regulation of the financial holding company's separately regulated subsidiaries is conducted by their primary functional regulators. The GLB Act makes a CRA rating of satisfactory or above necessary for insured depository institutions and their financial holding companies to engage in new financial activities. The GLB Act specifically gives the FRB the authority, by regulation or order, to expand the list of "financial" or "incidental" activities, but requires consultation with the U.S. Treasury Department, and gives the FRB authority to allow a financial holding company to engage in any activity that is "complementary" to a financial activity and does not "pose a substantial risk to the safety and soundness of depository institutions or the financial system generally."

Under the GLB Act, all financial institutions are required to adopt privacy policies, restrict the sharing of nonpublic customer data with nonaffiliated parties at the customer's request, and establish procedures and practices to protect customer data from unauthorized access. We have established policies and procedures to assure our compliance with all privacy provisions of the GLB Act.

Deposit Acquisition Limitation

Under West Virginia banking law, an acquisition or merger is not permitted if the resulting depository institution or its holding company, including its affiliated depository institutions, would assume additional deposits to cause it to control deposits in the State of West Virginia in excess of twenty five percent (25%) of such total amount of all deposits held by insured depository institutions in West Virginia. This limitation may be waived by the Commissioner of Banking by showing good cause.

Consumer Laws and Regulations

In addition to the banking laws and regulations discussed above, bank subsidiaries are also subject to certain consumer laws and regulations that are designed to protect consumers in transactions with banks. Among the more prominent of such laws and regulations are the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, and the Fair Housing Act. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits or making loans to such customers. Bank subsidiaries must comply with the applicable provisions of these consumer protection laws and regulations as part of their ongoing customer relations.

Sarbanes-Oxley Act of 2002

On July 30, 2002, the Sarbanes-Oxley Act of 2002 ("SOA") was enacted, which addresses, among other issues, corporate governance, auditing and accounting, executive compensation, and enhanced and timely disclosure of corporate information.

Effective August 29, 2002, as directed by Section 302(a) of SOA, our Chief Executive Officer and Chief Financial Officer are each required to certify that Summit's Quarterly and Annual Reports do not contain any untrue statement of a material fact. The rules have several requirements, including requiring these officers certify that: they are responsible for establishing, maintaining and regularly evaluating the effectiveness of our internal controls; they have made certain disclosures to our auditors and the audit committee of the Board of Directors about our internal controls; and they have included information in Summit's Quarterly and Annual Reports about their evaluation and whether there have been significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the evaluation.

Furthermore, in November 2003, in response to the directives of the SOA, NASDAQ adopted substantially expanded corporate governance criteria for the issuers of securities quoted on the NASDAQ Capital Market (the market on which our common stock is listed for trading). The new NASDAQ rules govern, among other things, the enhancement and regulation of corporate disclosure and internal governance of listed companies and of the authority, role and responsibilities of their boards of directors and, in particular, of "independent" members of such boards of directors, in the areas of nominations, corporate governance, compensation and the monitoring of the audit and internal financial control processes.

Competition

We engage in highly competitive activities. Each activity and market served involves competition with other banks and savings institutions, as well as with non-banking and non-financial enterprises that offer financial products and services that compete directly with our products and services. We actively compete with other banks, mortgage companies and other financial service companies in our efforts to obtain deposits and make loans, in the scope and types of services offered, in interest rates paid on time deposits and charged on loans, and in other aspects of banking.

In addition to competing with other banks and mortgage companies, we compete with other financial institutions engaged in the business of making loans or accepting deposits, such as savings and loan associations, credit unions, industrial loan associations, insurance companies, small loan companies, finance companies, real estate investment trusts, certain governmental agencies, credit card organizations and other enterprises. In recent years, competition for money market accounts from securities brokers has also intensified. Additional competition for deposits comes from government and private issues of debt obligations and other investment alternatives for depositors such as money market funds. We take an aggressive competitive posture, and intend to continue vigorously competing for market share within our service areas by offering competitive rates and terms on both loans and deposits.

Transactions with Affiliates

There are various statutory and regulatory limitations, including those set forth in sections 23A and 23B of the Federal Reserve Act and the related Federal Reserve Regulation W, governing the extent to which the bank will be able to purchase assets from or securities of or otherwise finance or transfer funds to us or our nonbanking affiliates. Among other restrictions, such transactions between the bank and any one affiliate (including Summit) generally will be limited to 10% of the bank's capital and surplus, and transactions between the bank and all affiliates will be limited to 20% of the bank's capital and surplus. Furthermore, loans and extensions of credit are required to be secured in specified amounts and are required to be on terms and conditions consistent with safe and sound banking practices.

In addition, any transaction by a bank with an affiliate and any sale of assets or provisions of services to an affiliate generally must be on terms that are substantially the same, or at least as favorable, to the bank as those prevailing at the time for comparable transactions with nonaffiliated companies.

Employees

At February 15, 2011, we employed 234 full-time equivalent employees.

Available Information

Our internet website address is www.summitfgi.com, and our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K, and amendments to such filed reports with the Securities and Exchange Commission ("SEC") are accessible through this website free of charge as soon as reasonably practicable after we electronically file such reports with the SEC. The information on our website is not, and shall not be deemed to be, a part of this report or incorporated into any other filing with the Securities and Exchange Commission.

These reports are also available at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may read and copy any materials that we file with the SEC at the Public Reference Room. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Statistical Information

The information noted below is provided pursuant to Guide 3 – Statistical Disclosure by Bank Holding Companies.

Description of Information	Page Reference
1. Distribution of Assets, Liabilities, and Shareholders' Equity; Interest Rates and Interest Differential	
a. Average Balance Sheets	31
b. Analysis of Net Interest Earnings	29
c. Rate Volume Analysis of Changes in Interest Income and Expense	32
2. Investment Portfolio	
a. Book Value of Investments	35
b. Maturity Schedule of Investments	35
c. Securities of Issuers Exceeding 10% of Shareholders' Equity	35
3. Loan Portfolio	
a. Types of Loans	34
b. Maturities and Sensitivity to Changes in Interest Rates	64
c. Risk Elements	36
d. Other Interest Bearing Assets.	n/a
4. Summary of Loan Loss Experience	40
5. Deposits	
a. Breakdown of Deposits by Categories, Average Balance, and Average Rate Paid	31
b. Maturity Schedule of Time Certificates of Deposit and Other Time Deposits of $100,000 or More	73
6. Return of Equity and Assets	29
7. Short-term Borrowings	73

Item 1A. Risk Factors

We, like other financial holding companies, are subject to a number of risks that may adversely affect our financial condition or results of operation, many of which are outside of our direct control, though efforts are made to manage those risks while optimizing returns. Among the risks assumed are: (1) credit risk, which is the risk of loss due to loan clients or other counterparties not being able to meet their financial obligations under agreed upon terms, (2) market risk, which is the risk of loss due to changes in the market value of assets and liabilities due to changes in market interest rates, equity prices, and credit spreads, (3) liquidity risk, which is the risk of loss due to the possibility that funds may not be available to satisfy current or future commitments based on external market issues, investor and customer perception of financial strength, and events unrelated to the Company such as war, terrorism, or financial institution market specific issues, and (4) operational risk, which is the risk of loss due to human error, inadequate or failed internal systems and controls, violations of, or noncompliance with, laws, rules, regulations, prescribed practices, or ethical standards, and external influences such as market conditions, fraudulent activities, disasters, and security risks.

In addition to the other information included or incorporated by reference into this report, readers should carefully consider that the following important factors, among others, could materially impact our business, future results of operations, and future cash flows.

Risks Relating to the Economic Environment

Our business has been and may continue to be adversely affected by current conditions in the financial markets and economic conditions generally.

Negative developments in the financial services industry have resulted in uncertainty in the financial markets in general and a related general economic downturn. In addition, as a consequence of the recession in the United States, beginning in the latter half of 2007, business activity across a wide range of industries faces serious difficulties due to the lack of consumer spending and the extreme lack of liquidity in the global credit markets. Unemployment has also increased significantly.

As a result of these financial economic crises, many lending institutions, including us, have experienced declines in the performance of their loans, including construction and land development loans, residential real estate loans, commercial real estate loans and consumer loans. In addition, the values of real estate collateral supporting many commercial loans and home mortgages have declined and may continue to decline. Bank and bank holding company stock prices have been negatively affected. In addition, the ability of banks and bank holding companies to raise capital or borrow in the debt markets has become more difficult compared to recent years. As a result, there is a potential for new federal or state laws and regulations regarding lending and funding practices and liquidity standards, and bank regulatory agencies are expected to be very aggressive in responding to concerns and trends identified in examinations, including the expected issuance of many formal or informal enforcement actions or orders. The impact of new legislation in response to those developments may negatively impact our operations by restricting our business operations, including our ability to originate loans, and adversely impact our financial performance or our stock price.

In addition, further negative market developments may affect consumer confidence levels and may cause adverse changes in payment patterns, causing increases in delinquencies and default rates, which may impact our charge-offs and provision for credit losses. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on us and others in the financial services industry.

Overall, during the past year, the general business environment has had an adverse effect on our business, and there can be no assurance that the environment will improve in the near term. Until conditions improve, we expect our business, financial condition and results of operations to be adversely affected.

Further downturn in our real estate markets could hurt our business.

Substantially all of our real estate loans are located in West Virginia and Virginia. While we do not have any sub-prime loans, our construction and development and residential real estate loan portfolios, along with our commercial real estate loan portfolio and certain of our other loans, have been affected by the recent downturn in the residential and commercial real estate market. Real estate values and real estate markets are generally affected by changes in national, regional or local economic conditions, fluctuations in interest rates and the availability of loans to potential purchasers, changes in tax laws and other governmental statutes, regulations and policies and acts of nature. We anticipate that further declines in the real estate markets in our primary market areas would affect our business. If real estate values continue to decline, the collateral for our loans will provide less security. As a result, our ability to recover on defaulted loans by selling the underlying real estate will be diminished, and we would be more likely to suffer losses on defaulted loans. The events and conditions described in this risk factor could therefore have a material adverse effect on our business, results of operations and financial condition.

The soundness of other financial institutions could adversely affect us.

Since mid-2007, the financial services industry as a whole, as well as the securities markets generally, have been materially and adversely affected by very significant declines in the values of nearly all asset classes and by a very serious lack of liquidity. Financial institutions in particular have been subject to increased volatility and an overall loss in investor confidence.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services companies are interrelated as a result of trading, clearing, counterparty, or other relationships. We have exposure to different industries and counterparties, and we execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, and other institutional clients. As a result, defaults by, or even rumors or questions about, one or more financial services companies, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. There is no assurance that any such losses or defaults would not materially and adversely affect our business, financial condition or results of operations.

The unprecedented levels of market volatility may adversely impact our ability to access capital or our business, financial condition and results of operations.

The volatility and disruption of the capital and credit markets have reached unprecedented levels, adversely impacting the stock prices and credit availability for certain issuers, often without regard to their financial capabilities. If the current levels of market disruption and volatility continue or further deteriorate, our ability to access capital or our business, financial condition and results of operations could be adversely impacted.

The recently enacted Dodd-Frank Act may adversely affect our business, financial condition and results of operations.

On July 21, 2010, President Obama signed the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act), into law. The Dodd-Frank Act significantly changes regulation of financial institutions and the financial services industry. The Dodd-Frank Act includes, among other things, provisions creating a Financial Services Oversight Council to identify emerging systemic risks and improve interagency cooperation; centralizing the responsibility for consumer financial protection by creating a new agency, the Consumer Financial Protection Bureau, which will be responsible for implementing, examining and enforcing compliance with federal consumer financial laws; permanently raising the current standard maximum deposit insurance amount to $250,000; establishing strengthened capital standards for banks and disallowing trust preferred securities as qualifying for Tier 1 capital (subject to certain grandfather provisions for existing trust preferred securities); establishing new minimum mortgage underwriting standards; granting the Federal Reserve Board the power to regulate debit card interchange fees; and implementing numerous corporate governance changes. Many aspects of the Dodd-Frank Act are subject to rulemaking that will take effect over several years, thus making it difficult to assess all the effects the Dodd-Frank Act will have on the financial industry, including Summit, at this time. We expect that operating and compliance costs will increase and could adversely affect Summit's financial condition and results of operations.

In addition, these changes may also require Summit to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements which may negatively impact Summit's financial condition and results of operation. Summit is currently reviewing the provisions of the Dodd-Frank Act and assessing their probable impact on Summit and its operations.

Risks Relating to Our Business

We are subject to certain supervisory actions by bank supervisory authorities that could have a material negative effect on our business, financial condition and the value of our common stock.

On September 24, 2009, as amended effective February 1, 2011, Summit Community entered into an informal Memorandum of Understanding ("Bank MOU") with the FDIC and the West Virginia Division of Banking. A memorandum of understanding is characterized by regulatory authorities as an informal action that is not published or publicly available and that is used when circumstances warrant a milder form of action than a formal supervisory action, such as a formal written agreement or order. Among other things, under the Bank MOU, we have agreed to address the following matters relative to the Bank:

- increased monitoring of the Bank's current financial position;
- approval of an internally-prepared written risk assessment of all business activities and product lines of the Bank and the establishment of goals and limitations for each such business activity or product identified as containing elevated degrees of risk;
- achieving and maintaining a minimum Tier 1 leverage capital ratio of at least 8% and a total-risk-based capital ratio of at least 11%;

- declaring an intent to pay a cash dividend only if we give 30 days prior notice to our regulatory authorities and they do not object;

- reviewing the adequacy of the Bank's loan policies and approving necessary changes to strengthen credit administration and risk identification;

- reviewing the investment policy and approving changes as appropriate;

- reviewing the organizational structure of the Bank's lending department;

- providing the Bank's regulatory authorities with updated reports of criticized assets and/or formal work-out plans for all nonperforming borrowers with outstanding balances exceeding $1.0 million;

- establishing procedures to report all loans with balances exceeding $500,000 that have credit weaknesses or that fall outside of the Bank's policy;

- maintaining an adequate allowance for loan and lease losses through charges to current operating income;

- employing a qualified independent third party to assess the procedures used to estimate the Bank's allowance for loan and lease losses in accordance with FAS 5 and FAS 114;

- preparing an updated comprehensive budget and earnings forecast for the bank;

- developing a comprehensive three-year strategic plan for the bank;

- reviewing overall liquidity objectives and developing and submitting to regulatory authorities plans and procedures aimed to improve liquidity and reduce reliance on volatile liabilities;

- performing a risk segmentation analysis of concentrations of credit and developing a plan to reduce any segment of the portfolio which regulatory authorities deem to be an undue concentration of credit.; and

- providing quarterly progress reports to the Bank's regulatory authorities detailing steps taken to comply with the Bank MOU.

In addition to the Bank MOU, on November 6, 2009, Summit entered into an informal Memorandum of Understanding ("Holding Company MOU") with its principal regulators, the West Virginia Division of Banking and the FRB of Richmond. Under the terms of the Holding Company MOU, we agreed to:

- promote compliance with the provisions of the Bank MOU;

- suspend all cash dividends on our common stock until further notice;

- not incur any additional debt, other than trade payables, without the prior written consent of the principal banking regulators;

- adopt and implement a capital plan that is acceptable to the principal banking regulators and that is designed to maintain an adequate level and composition of capital protection commensurate for the risk profile of the organization; and

- provide quarterly progress reports to Summit's regulatory authorities detailing the steps taken to comply with the Holding Company MOU.

Dividends on all preferred stock, including the Series 2009 preferred stock, as well as interest payments on our subordinated debt and junior subordinated debentures underlying our trust preferred securities, continue to be permissible. However, such dividends and interest payments on our preferred stock and trust preferred debt are subject to future review by the Federal Reserve should we continue to experience deterioration in our financial condition.

Although dividends from the Bank are our principal source of funds to pay dividends and interest payments on our common stock, preferred stock, trust preferred debt and subordinated debt, we currently have sufficient cash on hand to continue to service our trust preferred and subordinated debt obligations as well as the expected dividend payments on our preferred stock through at least 2011. Nevertheless, we can make no assurances that we will continue to have sufficient funds available for distributions to the holders of our preferred stock or that such dividends will continue to be permitted by our regulatory authorities.

The Bank MOU and Holding Company MOU (the "MOUs") will remain in effect until modified, terminated, lifted, suspended or set aside by the regulatory authorities.

If we were unable to meet the requirements of the MOUs in a timely manner, we could become subject to additional supervisory action, including a cease and desist order. If our regulators were to take such additional supervisory action, we could, among other things, become subject to significant restrictions on our ability to develop any new business, as well as restrictions on our existing business, and we could be required to raise additional capital, dispose of certain assets and liabilities within a prescribed period of time, or both. The terms of any such supervisory action could have a material negative effect on our business, our financial condition and the value of our common stock. Additionally, there can be no assurance that we will not be subject to further supervisory action or regulatory proceedings.

We may become subject to additional regulatory restrictions in the event that our regulatory capital levels decline.

Although we and the Bank both qualified as "well capitalized" under the regulatory framework for prompt corrective action as of December 31, 2010, there is no guarantee that we will not have a decline in our capital category in the future. In the event of such a capital category decline, we would be subject to increased regulatory restrictions which could have a material adverse effect on our business, financial condition, results of operations, cash flows and/or future prospects.

If the bank is classified as undercapitalized, the bank is required to submit a capital restoration plan to the FDIC. Pursuant to FDICIA, an undercapitalized bank is prohibited from increasing its assets, engaging in a new line of business, acquiring any interest in any company or insured depository institution, or opening or acquiring a new branch office, except under certain circumstances, including the acceptance by the FDIC of a capital restoration plan for the bank. Furthermore, if a state non-member bank is classified as undercapitalized, the FDIC may take certain actions to correct the capital position of the bank; if a bank is classified as significantly undercapitalized or critically undercapitalized, the FDIC would be required to take one or more prompt corrective actions. These actions would include, among other things, requiring sales of new securities to bolster capital; improvements in management; limits on interest rates paid; prohibitions on transactions with affiliates; termination of certain risky activities and restrictions on compensation paid to executive officers. If a bank is classified as critically undercapitalized, FDICIA requires the bank to be placed into conservatorship or receivership within 90 days, unless the Federal Reserve determines that other action would better achieve the purposes of FDICIA regarding prompt corrective action with respect to undercapitalized banks.

Under FDICIA, banks may be restricted in their ability to accept broker deposits, depending on their capital classification. "Well-capitalized" banks are permitted to accept broker deposits, but all banks that are not well-capitalized could be restricted from accepting such deposits. The FDIC may, on a case-by-case basis, permit banks that are adequately capitalized, such as the Bank, to accept broker deposits if the FDIC determines that acceptance of such deposits would not constitute an unsafe or unsound banking practice with respect to the bank. These restrictions could materially and adversely affect our ability to access lower costs funds and thereby decrease our future earnings capacity.

Our financial flexibility could be severely constrained if we are unable to renew our wholesale funding or if adequate financing is not available in the future at acceptable rates of interest. We may not have sufficient liquidity to continue to fund new loan originations, and we may need to liquidate loans or other assets unexpectedly in order to repay obligations as they mature. Our inability to obtain regulatory consent to accept or renew brokered deposits could have a material adverse effect on our business, financial condition, results of operations, cash flows and/or future prospects and our ability to continue as a going concern.

Finally, the capital classification of a bank affects the frequency of examinations of the bank, the deposit insurance premiums paid by such bank, and the ability of the bank to engage in certain activities, all of which could have a material adverse effect on our business, financial condition, results of operations, cash flows and/or future prospects. Under FDICIA, the FDIC is required to conduct a full-scope, on-site examination of every bank at least once every twelve months. An exception to this rule is made, however, that provides that banks (i) with assets of less than $100.0 million, (ii) that are categorized as "well-capitalized," (iii) that were found to be well managed and whose composite rating was outstanding and (iv) that have not been subject to a change in control during the last twelve months, need only be examined by the FDIC once every 18 months.

Our decisions regarding credit risk could be inaccurate, and our allowance for loan losses may be inadequate, which could materially and adversely affect our business, financial condition, results of operations, cash flows and/or future prospects.

Our loan portfolio subjects us to credit risk. Inherent risks in lending also include fluctuations in collateral values and economic downturns. Making loans is an essential element of our business, and there is a risk that our loans will not be repaid.

We attempt to maintain an appropriate allowance for loan losses to provide for estimated probable credit losses inherent in our loan portfolio. As of December 31, 2010, our allowance for loan losses totaled $17.2 million, which represents approximately 1.70% of our total loans. There is no precise method of predicting loan losses, and therefore, we always face the risk that charge-offs in future periods will exceed our allowance for loan losses and that we would need to make additional provisions to our allowance for loan losses.

Our methodology for the determination of the adequacy of the allowance for loan losses for impaired loans is based on classifications of loans into various categories and the application of generally accepted accounting principles in the United States. For non-classified loans, the estimated allowance is based on historical loss experiences as adjusted for changes in trends and conditions on at least an annual basis. In addition, on a quarterly basis, the estimated allowance for non-classified loans is adjusted for the probable effect that current environmental factors could have on the historical loss factors currently in use. While our allowance for loan losses is established in different portfolio components, we maintain an allowance that we believe is sufficient to absorb all estimated probable credit losses inherent in our portfolio.

In addition, the FDIC as well as the West Virginia Division of Banking review our allowance for loan and lease losses and may require us to establish additional reserves. Additions to the allowance for loan and lease losses will result in a decrease in our net earnings and capital and could hinder our ability to grow our assets.

We are subject to changes in public policy due to Health Care Reform that can adversely affect the markets for our insurance subsidiary's products and services and our profitability.

In March 2010, President Obama signed into law Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively, "Health Care Reform") which makes broad-based changes to the U.S. health care system which could significantly affect the U.S. economy and will significantly impact the business operations and financial results of our insurance subsidiary, which markets and sells employee benefit products, including health insurance. It is reasonably possible that Health Care Reform, in the aggregate, could have a material adverse effect on our business operations and financial results

We do business with other financial institutions that could experience financial difficulty.

We do business through the purchase and sale of Federal funds, check clearing and through the purchase and sale of loan participations with other financial institutions. Because these financial institutions have many risks, as do we, we could be adversely effected should one of these financial institutions experience significant financial difficulties or fail to comply with our agreements with them.

We may elect or be compelled to seek additional capital in the future, but capital may not be available when it is needed.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. In addition, we may elect to raise additional capital to support our business or to finance acquisitions, if any, or we may otherwise elect to raise additional capital. In that regard, a number of financial institutions have recently raised considerable amounts of capital as a result of deterioration in their results of operations and financial condition arising from the turmoil in the mortgage loan market, deteriorating economic conditions, declines in real estate values and other factors, which may diminish our ability to raise additional capital.

Our ability to raise additional capital, if needed, will depend on conditions in the capital markets, economic conditions and a number of other factors, many of which are outside our control, and on our financial performance. Accordingly, we cannot be assured of our ability to raise additional capital if needed or on terms acceptable to us. If we cannot raise additional capital when needed, it may have a material adverse effect on our financial condition, results of operations and prospects.

We rely on funding sources to meet our liquidity needs, such as brokered deposits and FHLB borrowings, which are generally more sensitive to changes in interest rates and can be adversely affected by general economic conditions.

We have frequently utilized as a source of funds certificates of deposit obtained through deposit brokers that solicit funds from their customers for deposit with us, or brokered deposits. Brokered deposits, when compared to retail deposits attracted through a branch network, are generally more sensitive to changes in interest rates and volatility in the capital markets and could reduce our net interest spread and net interest margin. In addition, brokered deposit funding sources may be more sensitive to significant changes in our financial condition. As of December 31, 2010, brokered deposits totaled $230.3 million, or approximately 22.2% of our total deposits, compared to brokered deposits in the amount of $241.8 million or approximately 23.8% of our total deposits at December 31, 2009. As of December 31, 2010, approximately $69.7 million in brokered deposits, or approximately 30.3% of our total brokered deposits, are short-term and mature within one year. Our ability to continue to acquire brokered deposits is subject to our ability to price these deposits at competitive levels, which may increase our funding costs, and the confidence of the market. In addition, if our capital ratios fall below the levels necessary to be considered "well-capitalized" under current regulatory guidelines, we could be restricted from using brokered deposits as a funding source.

We also have borrowings with the Federal Home Loan Bank, or the FHLB. As of December 31, 2010, our FHLB borrowings maturing within one year totaled $22.4 million. If we were unable to borrow from the FHLB in the future, we may be required to seek higher cost funding sources, which could materially and adversely affect our net interest income.

Summit operates in a very competitive industry and market.

We face aggressive competition not only from banks, but also from other financial services companies, including finance companies and credit unions, and, to a limited degree, from other providers of financial services, such as money market mutual funds, brokerage firms, and consumer finance companies. A number of competitors in our market areas are larger than we are and have substantially greater access to capital and other resources, as well as larger lending limits and branch systems, and offer a wider array of banking services. Many of our non-bank competitors are not subject to the same extensive regulations that govern us. As a result, these non-bank competitors have advantages over us in providing certain services. Our profitability depends upon our ability to attract loans and deposits. There is a risk that aggressive competition could result in our controlling a smaller share of our markets. A decline in market share could adversely affect our results of operations and financial condition.

We are subject to environmental liability risk associated with lending activities.

A significant portion of our loan portfolio is secured by real property. During the ordinary course of business, we may foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on those properties. If hazardous or toxic substances are found, we may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require us to incur substantial expenses and may materially reduce the affected property's value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on our financial condition and results of operations.

Changes in interest rates could negatively impact our future earnings.

Changes in interest rates could reduce income and cash flow. Our income and cash flow depend primarily on the difference between the interest earned on loans and investment securities, and the interest paid on deposits and other borrowings. Interest rates are beyond our control, and they fluctuate in response to general economic conditions and the policies of various governmental and regulatory agencies, in particular, the Federal Reserve Board. Changes in monetary policy, including changes in interest rates, will influence loan originations, purchases of investments, volumes of deposits, and rates received on loans and investment securities and paid on deposits. Our results of operations may be adversely affected by increases or decreases in interest rates or by the shape of the yield curve.

Concern of customers over deposit insurance may cause a decrease in deposits.

With recent increased concerns about bank failures, customers increasingly are concerned about the extent to which their deposits are insured by the FDIC. Customers may withdraw deposits in an effort to ensure that the amount they have on deposit with their bank is fully insured. Decreases in deposits may adversely affect our funding costs and net income.

Our business is subject to significant government regulation.

We operate in a highly regulated environment and are subject to supervision and regulation by a number of governmental regulatory agencies, including the West Virginia Division of Banking, the Federal Reserve Board and the FDIC. Regulations adopted by these agencies, which are generally intended to provide protection for depositors and customers rather than for the benefit of shareholders, govern a comprehensive range of matters relating to ownership and control of our shares, our acquisition of other companies and businesses, permissible activities for us to engage in, maintenance of adequate capital levels and other aspects of our operations. The bank regulatory agencies possess broad authority to prevent or remedy unsafe or unsound practices or violations of law.

As a result, significant new legislation and regulatory reform passed in 2010 and future legislation and government policy could adversely affect the banking industry as a whole, including our results of operations. New legislation or regulation may limit the manner in which we may conduct our business, including our ability to offer new products, assess fees, obtain financing, attract deposits, make loans and achieve satisfactory interest spreads.

Our deposit insurance premium could be substantially higher in the future, which could have a material adverse effect on our future earnings.

The FDIC insures deposits at FDIC insured financial institutions, including Summit Community. The FDIC charges the insured financial institutions premiums to maintain the Deposit Insurance Fund at a certain level. Current economic conditions have increased bank failures and expectations for further failures, in which case the FDIC ensures payments of deposits up to insured limits from the Deposit Insurance Fund.

On October 16, 2008, the FDIC published a restoration plan designed to replenish the Deposit Insurance Fund over a period of five years and to increase the deposit insurance reserve ratio, which had decreased to 1.01% of insured deposits as of June 30, 2008, to the statutory minimum of 1.15% of insured deposits by December 31, 2013. In order to implement the restoration plan, the FDIC changed both its risk-based assessment system and its base assessment rates. For the first quarter of 2009 only, the FDIC increased all FDIC deposit assessment rates by 7 basis points. These new rates range from 12-14 basis points for Risk Category I institutions to 50 basis points for Risk Category IV institutions. Under the FDIC's restoration plan, the FDIC established new initial base assessment rates that are subject to adjustment as described below. Beginning April 1, 2009, the base assessment rates range from 10-14 basis points for Risk Category I institutions to 45 basis points for Risk Category IV institutions. Changes to the risk-based assessment system include increasing premiums for institutions that rely on excessive amounts of brokered deposits, including CDARS, increasing premiums for excessive use of secured liabilities, including Federal Home Loan Bank advances, lowering premiums for smaller institutions with very high capital levels, and adding financial ratios and debt issuer ratings to the premium calculations for banks with over $10 billion in assets, while providing a reduction for their unsecured debt.

On May 22, 2009, the FDIC approved a final rule to institute a one-time special assessment of five cents per $100 of the difference between each insured institution's total assets and its Tier 1 capital as of June 30, 2009. The assessment was collected on September 30, 2009. The FDIC also stated that additional special assessments may be announced in the future. Either an increase in the Risk Category of Summit Community or adjustments to the base assessment rates could have a material adverse effect on our earnings.

The value of securities in our investment securities portfolio may be negatively affected by continued disruptions in securities markets.

The market for some of the investment securities held in our portfolio has become extremely volatile over the past 24 months. Volatile market conditions may detrimentally affect the value of these securities, such as through reduced valuations due to the perception of heightened credit and liquidity risks. There can be no assurance that the declines in market value associated with these disruptions will not result in other than temporary impairments of these assets, which would lead to accounting charges that could have a material adverse effect on our net income and capital levels.

We rely heavily on our management team and the unexpected loss of key officers could adversely affect our business, financial condition, results of operations, cash flows and/or future prospects.

Our success has been and will continue to be greatly influenced by our ability to retain the services of existing senior management and, as we expand, to attract and retain qualified additional senior and middle management. Our senior executive officers have been instrumental in the development and management of our business. The loss of the services of any of our senior executive officers could have an adverse effect on our business, financial condition, results of operations, cash flows and/or future prospects. We have not established a detailed management succession plan. Accordingly, should we lose the services of any of our senior executive officers, our Board of Directors may have to search outside of Summit Financial Group for a qualified permanent replacement. This search may be prolonged and we cannot assure you that we will be able to locate and hire a qualified replacement. If any of our senior executive officers leaves his or her respective position, our business, financial condition, results of operations, cash flows and/or future prospects may suffer.

An interruption in or breach in security of our information systems may result in a loss of customer business and have an adverse affect on our results of operations, financial condition and cash flows.

We rely heavily on communications and information systems to conduct our business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposits, servicing or loan origination systems. Although we have policies and procedures designed to prevent or minimize the effect of a failure, interruption or breach in security of our communications or information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur, or if they do occur, that they will be adequately addressed. The occurrence of any such failures, interruptions or security breaches could result in a loss of customer business and have a negative effect on our results of operations, financial condition and cash flows.

Changes in accounting standards could impact reported earnings.

The accounting standard setting bodies, including the Financial Accounting Standards Board and other regulatory bodies periodically change the financial accounting and reporting standards affecting the preparation of financial statements. These changes are not within our control and could materially impact our financial statements.

Our business is dependent on technology and our inability to invest in technological improvements may adversely affect our results of operations, financial condition and cash flows.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success depends in part upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience as well as create additional efficiencies in its operations. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers, which may negatively affect our results of operations, financial condition and cash flows.

Risks Relating to an Investment in Our Securities

Our ability to pay dividends is limited and we have stopped paying cash dividends.

We are a separate and distinct legal entity from our subsidiaries. We receive substantially all of our revenue from dividends from our subsidiary bank, Summit Community. These dividends are the principal source of funds to pay dividends on our common stock and interest and principal on our debt. Various federal and/or state laws and regulations limit the amount of dividends that Summit Community may pay to Summit. Also, Summit's right to participate in a distribution of assets upon a subsidiary's liquidation or reorganization is subject to the prior claims of the subsidiary's creditors. In the event Summit Community is unable to pay dividends to us, we may not be able to service debt, pay obligations or pay dividends on either our common stock or our Series 2009 preferred stock. The inability to receive dividends from Summit Community could have a material adverse effect on our business, financial condition and results of operations.

Under the terms of the Bank MOU, Summit Community may pay dividends to us if they give 30 days prior notice to the FDIC and the West Virginia Division of Banking and they do not object. In addition, under the terms of the Holding Company MOU, we have suspended all cash dividends on our common stock until further notice. Dividends on all preferred stock, including the Series 2009 preferred stock, as well as interest payments on subordinated notes underlying our trust preferred securities, continue to be permissible. However, no assurances can be given that such payments will be permitted in the future if we continue to experience deterioration in our financial condition.

The market price for shares of our common stock may fluctuate.

The market price of our common stock could be subject to significant fluctuations due to a change in sentiment in the market regarding our operations or business prospects. Such risks may include:

- Operating results that vary from the expectations of management, securities analysts and investors;
- Developments in our business or in the financial sector generally;
- Regulatory changes affecting our industry generally or our businesses and operations;
- The operating and securities price performance of companies that investors consider to be comparable to us;
- Announcements of strategic developments, acquisitions and other material events by us or our competitors;
- Changes in the credit, mortgage and real estate markets, including the markets for mortgage-related securities;
- Changes in global financial markets and global economies and general market conditions, such as interest or foreign exchange rates, stocks, commodity, credit or asset valuations or volatility;
- Changes in securities analysts' estimates of financial performance
- Volatility of stock market prices and volumes
- Rumors or erroneous information
- Changes in market valuations of similar companies
- Changes in interest rates
- New developments in the banking industry
- Variations in our quarterly or annual operating results
- New litigation or changes in existing litigation
- Regulatory actions

Stock markets in general and our common stock in particular have, over the past year, and continue to be, experiencing significant price and volume volatility. As a result, the market price of our common stock may continue to be subject to similar market fluctuations that may be unrelated to our operating performance or prospects. Increased volatility could result in a decline in the market price of our common stock.

Our executive officers and directors own shares of our common stock, allowing management to have an impact on our corporate affairs.

As of February 22, 2011 our executive officers and directors beneficially own 31.07% of the outstanding shares of our common stock. Accordingly, these executive officers and directors will be able to impact the outcome of all matters required to be submitted to our stockholders for approval, including decisions relating to the election of directors, the determination of our day-to-day corporate and management policies and other significant corporate transactions.

Your share ownership may be diluted by the issuance of additional shares of our common stock in the future and by the conversion of our Series 2009 Preferred Stock.

Your share ownership may be diluted by the issuance of additional shares of our common stock in the future. In 1998, we adopted a stock option plan (the "1998 Plan") that provided for the granting of stock options to our directors, executive officers and other employees. Although the 1998 Plan expired in May, 2008, as of December 31, 2010, 309,180 shares of our common stock are still issuable under options granted in connection with our 1998 Plan. At our 2009 Annual Meeting of shareholders, a new officer stock option plan was approved providing for 350,000 shares of common stock to be available for issuance under the plan. As of December 31, 2010, 8,000 shares of our common stock are issuable under options granted in connection with our 2009 Plan. It is probable that the stock options will be exercised during their respective terms if the fair market value of our common stock exceeds the exercise price of the particular option. If the stock options are exercised, your share ownership will be diluted.

In addition, our amended and restated articles of incorporation authorize the issuance of up to 20,000,000 shares of common stock, but do not provide for preemptive rights to the holders of our common stock. Any authorized but unissued shares are available for issuance by our Board of Directors. As a result, if we issue additional shares of common stock to raise additional capital or for other corporate purposes, you may be unable to maintain your pro rata ownership in Summit Financial Group.

We have also issued 3,710 shares of our Series 2009 Preferred Stock. The conversion of some or all of the Series 2009 Preferred Stock will dilute the ownership interest of our existing common shareholders.

The market price of the Series 2009 preferred stock will be directly affected by the market price of our common stock, which may be volatile.

To the extent that a secondary market for the Series 2009 preferred stock develops, we believe that the market price of the Series 2009 preferred stock will be significantly affected by the market price of our common stock. We cannot predict how the shares of our common stock will trade in the future. This may result in greater volatility in the market price of the Series 2009 preferred stock than would be expected for nonconvertible preferred stock. The market price of our common stock will likely continue to fluctuate in response to a number of factors including the following, most of which are beyond our control:

- actual or anticipated quarterly fluctuations in our operating and financial results;
- our announcements of developments related to our business;
- changes in financial estimates and recommendations by financial analysts;
- dispositions, acquisitions and financings;
- actions of our current shareholders, including sales of common stock by existing shareholders and our directors and executive officers;
- fluctuations in the stock price and operating results of other companies deemed to be peers;
- actions by government regulators; and
- developments related to the financial services industry.

Our common share price may fluctuate significantly in the future, and these fluctuations may be unrelated to our performance. General market price declines or market volatility in the future could adversely affect the price of our common stock, and the current market price of such stock may not be indicative of future market prices.

Changes in United States tax laws may have a detrimental impact on the after-tax return on investment.

Changes in the tax law or a failure by Congress to extend or make permanent certain provisions of the Internal Revenue Code may adversely affect the after-tax return on investment by holders of our preferred stock or common stock. Specifically, the designation of dividends as qualified dividends currently results in a lower rate of taxation to certain taxpayers, including individuals. This provision is currently set to expire, and will no longer be available for tax years beginning after December 31, 2010. We can give no assurances that this provision will be extended or made permanent or that other detrimental changes in current tax law will not be enacted.

The conversion rate of the Series 2009 preferred stock may not be adjusted for all dilutive events that may adversely affect the market price of the Series 2009 preferred stock or the common stock issuable upon conversion of the Series 2009 preferred stock.

The number of shares of our common stock that the holders of Series 2009 preferred stock are entitled to receive upon conversion of a share of their preferred stock is subject to adjustment for certain events arising from increases in cash dividends on our common stock, dividends or distributions in common stock or other property, certain issuances of stock purchase rights, certain self tender offers, subdivisions, splits and combinations of the common stock and certain other actions by us that modify our capital structure. We will not adjust the conversion rate for other events, including offerings of common stock for cash by us or in connection with acquisitions. There can be no assurance that an event that adversely affects the value of the Series 2009 preferred stock, but does not result in an adjustment to the conversion rate, will not occur. Further, if any of these other events adversely affects the market price of our common stock, it may also adversely affect the market price of the Series 2009 preferred stock. In addition, we are not restricted from offering common stock in the future or engaging in other transactions that could dilute our common stock.

The conversion of the Series 2009 preferred stock will dilute the appreciation of our common stock.

Although our common stock may appreciate in value, the future conversion of the Series 2009 preferred stock will dilute such appreciation. There is no guarantee that an investor in our common stock will recognize an increase in value after the impact of the conversion of the Series 2009 preferred stock despite overall positive performance.

There may be future sales of additional common stock or preferred stock or other dilution of our equity, which may adversely affect the market price of our common stock or the Series 2009 preferred stock.

Our board of directors is authorized to cause us to issue additional classes or series of preferred shares without any action on the part of the shareholders. The board of directors also has the power, without shareholder approval, to set the terms of any such classes or series of preferred shares that may be issued, including voting rights, dividend rights and preferences over the common stock with respect to dividends or upon the liquidation, dissolution or winding-up of our business and other terms. If we issue preferred shares in the future that have a preference over the common stock with respect to the payment of dividends or upon liquidation, dissolution or winding-up, or if we issue preferred shares with voting rights that dilute the voting power of the common stock, the rights of holders of the common stock or the market price of the common stock could be adversely affected.

The market price of our common stock or preferred stock, including the Series 2009 preferred stock, could decline as a result of sales of a large number of shares of common stock or preferred stock or similar securities in the market after this offering or the perception that such sales could occur. The conversion of some or all of the Series 2009 preferred stock will dilute the ownership interest of our existing common shareholders. Any sales in the public market of our common stock issuable upon such conversion could adversely affect prevailing market prices of the outstanding shares of our common stock and the Series 2009 preferred stock.

Although we have not finalized plans to issue additional securities, we are currently exploring the merits of conducting an additional offering of convertible preferred stock to our existing shareholders.

Holders of our junior subordinated debentures and our subordinated debt have rights that are senior to those of our stockholders.

We have three statutory business trusts that were formed for the purpose of issuing mandatorily redeemable securities (the "capital securities") for which we are obligated to third party investors and investing the proceeds from the sale of the capital securities in our junior subordinated debentures (the "debentures"). The debentures held by the trusts are their sole assets. Our subordinated debentures of these unconsolidated statutory trusts totaled $19,589,000 at December 31, 2010 and 2009.

Distributions on the capital securities issued by the trusts are payable quarterly at the variable interest rates specified in those certain securities. The capital securities are subject to mandatory redemption in whole or in part, upon repayment of the debentures.

Payments of the principal and interest on the trust preferred securities of the statutory trusts are conditionally guaranteed by us. The junior subordinated debentures are senior to our shares of common stock. As a result, we must make payments on the junior subordinated debentures before any dividends can be paid on our common stock and, in the event of our bankruptcy, dissolution or liquidation, the holders of the junior subordinated debentures must be satisfied before any distributions can be made on our common stock. We have the right to defer distributions on the junior subordinated debentures (and the related trust preferred securities) for up to five years, during which time no dividends may be paid on our common stock. In 2010, our total interest payments on these junior subordinated debentures approximated $536,000. Based on current rates, our quarterly interest payment obligation on our junior subordinated debentures is approximately $130,000.

The capital securities held by our three trust subsidiaries qualify as Tier 1 capital under Federal Reserve Board guidelines. In accordance with these guidelines, trust preferred securities generally are limited to 25% of Tier 1 capital elements, net of goodwill. The amount of trust preferred securities and certain other elements in excess of the limit can be included in Tier 2 capital.

We have also issued $16.8 million of subordinated debt. In 2008, $10 million of this debt was issued to an unaffiliated financial institution, bears a variable interest rate of 1 month LIBOR plus 275 basis points, a term of 7.5 years, and is not prepayable by us within the first two and one half years. During 2009, $5 million was issued to an affiliate of a director of Summit, and $1.0 million and $0.8 million was issued to two unrelated parties. These 2009 issuances bear an interest rate of 10 percent per annum, a term of 10 years, and are not prepayable by us within the first five years. Like the junior subordinated debentures, the subordinated debt is senior to our common stock and we must make payments on the subordinated debt before any dividends can be paid on our common stock and, in the event of our bankruptcy, dissolution or liquidation, the holders of the subordinated debt must be satisfied before any distributions can be made on our common stock. The subordinated debt qualifies as Tier 2 capital under Federal Reserve Board guidelines, until the debt is within 5 years of its maturity; thereafter, the amount qualifying as Tier 2 capital is reduced by 20 percent each year until maturity. Our total interest payments on this subordinated debt in 2010 were approximately $996,000. Based upon the current rate, our quarterly interest payment obligation on this debt is approximately $245,000.

Holders of our Series 2009 Preferred Stock have rights senior to those of our common stockholders.

In September 30, 2009, we issued 3,710 shares of our Series 2009 preferred stock in the amount of $3.71 million. Our Series 2009 preferred stock has rights and preferences that could adversely affect holders of our common stock. For example, upon any voluntary or involuntary liquidation, dissolution, or winding up of our business, the holders of our Series 2009 preferred stock are entitled to receive distributions out of our available assets before any distributions can be made to holders of our common stock.

Provisions of our amended and restated articles of incorporation could delay or prevent a takeover of us by a third party.

Our amended and restated articles of incorporation could delay, defer or prevent a third party from acquiring us, despite the possible benefit to our stockholders, or could otherwise adversely affect the price of our common stock. For example, our amended and restated articles of incorporation contain advance notice requirements for nominations for election to our Board of Directors. We also have a staggered board of directors, which means that only one-third of our Board of Directors can be replaced by stockholders at any annual meeting.

Your shares are not an insured deposit.

Your investment in our common stock is not a bank deposit and is not insured or guaranteed by the FDIC or any other government agency. Your investment is subject to investment risk, and you must be capable of affording the loss of your entire investment.

Other

Additional factors could have a negative effect on our financial performance and the value of our common stock. Some of these factors are general economic and financial market conditions, continuing consolidation in the financial services industry, new litigation or changes in existing litigation, regulatory actions, and losses.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

Our principal executive office is located at 300 North Main Street, Moorefield, West Virginia in a building owned by Summit Community. Summit Community's headquarters and branch locations occupy offices which are either owned or operated under long-term lease arrangements. At December 31, 2010, Summit Community operated 15 banking offices. Summit Insurance Services, LLC operates out of the Moorefield, West Virginia and Leesburg, Virginia offices of Summit Community, and also leases a location in Leesburg, Virginia.

Office Location	Number of Offices		
	Owned	Leased	Total
Summit Community Bank			
Moorefield, West Virginia	1	-	1
Mathias, West Virginia	1	-	1
Franklin, West Virginia	1	-	1
Petersburg, West Virginia	1	-	1
Charleston, West Virginia	2	-	2
Rainelle, West Virginia	1	-	1
Rupert, West Virginia	1	-	1
Winchester, Virginia	1	1	2
Leesburg, Virginia	1	-	1
Harrisonburg, Virginia	1	1	2
Warrenton, Virginia	-	1	1
Martinsburg, West Virginia	1	-	1
Summit Insurance Services, LLC			
Leesburg, Virginia	-	1	1

We believe that the premises occupied by us and our subsidiaries generally are well-located and suitably equipped to serve as financial services facilities. See Notes 7 and 8 of our consolidated financial statements on page 71.

Item 3. Legal Proceedings

Information required by this item is set forth under the caption "Litigation" in Note 14 of our consolidated financial statements on page 79.

Item 4. Removed and Reserved

PART II.

Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Common Stock Dividend and Market Price Information: Our stock trades on the NASDAQ Capital Market under the symbol "SMMF". The following table presents cash dividends paid per share and information regarding bid prices per share of Summit's common stock for the periods indicated. The bid prices presented are based on information reported by NASDAQ, and may reflect inter-dealer prices, without retail mark-up, mark-down or commission and not represent actual transactions.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2010				
Dividends paid	$ -	$ -	$ -	$ -
High Bid	4.24	5.00	4.75	5.00
Low Bid	3.67	2.38	2.30	3.51
2009				
Dividends paid	$ -	$ 0.06	$ -	$ -
High Bid	10.00	8.75	8.62	5.01
Low Bid	6.85	5.25	5.00	3.50

Historically, we have paid semi-annual dividends on our common stock on the 15th day of June and December, and the record date has been the 1st day of each respective month. The payment of dividends is subject to the restrictions set forth in the West Virginia Business Corporation Act and the limitations imposed by the Federal Reserve Board. We are presently restricted from paying dividends on our common shares as discussed in Item 1A. – Risk Factors on page 12 and Item 7. -- Management's Discussion and Analysis of Financial Condition and Results of Operations on page 26, and in Note16 of our consolidated financial statements on page 79. Payment of dividends by Summit is primarily dependent upon receipt of dividends from Summit Community. Under the terms of the Bank MOU, Summit Community may only pay dividends to us if they give 30 days prior notice to the FDIC and the West Virginia Division of Banking and they do not object.

As of February 22, 2011, there were approximately 1,264 shareholders of record of Summit's common stock.

Purchases of Summit Equity Securities: We have an Employee Stock Ownership Plan ("ESOP"), which enables eligible employees to acquire shares of our common stock. The cost of the ESOP is borne by us through annual contributions to an Employee Stock Ownership Trust in amounts determined by the Board of Directors.

In August 2006, the Board of Directors authorized the open market repurchase of up to 225,000 shares (approximately 3%) of the issued and outstanding shares of Summit's common stock ("August 2006 Repurchase Plan"). The timing and quantity of purchases under this stock repurchase plan are at the discretion of management, and the plan may be discontinued, or suspended and reinitiated, at any time. The maximum number of shares that may yet be purchased under this plan is 165,375 shares.

There were no purchases of Summit common stock under the Repurchase Plan or Summit's ESOP plan for the quarter ended December 31, 2010.

Item 6. Selected Financial Data

The following consolidated selected financial data is derived from our audited financial statements as of and for the five years ended December 31, 2010. The selected financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and related notes contained elsewhere in this report.

	For the Year Ended *(unless otherwise noted)*				
Dollars in thousands, except per share amounts	**2010**	**2009**	**2008**	**2007**	**2006**
Summary of Operations					
Interest income	**$ 79,672**	$ 89,536	$ 93,484	$ 91,384	$ 80,278
Interest expense	**39,520**	45,994	49,409	52,317	44,379
Net interest income	**40,152**	43,542	44,075	39,067	35,899
Provision for loan losses	**21,350**	20,325	15,500	2,055	1,845
Net interest income after provision for loan losses	**18,802**	23,217	28,575	37,012	34,054
Noninterest income	**7,221**	5,800	2,868	7,357	3,634
Noninterest expense	**30,953**	31,898	29,434	25,098	21,610
Income (loss) before income taxes	**(4,930)**	(2,881)	2,009	19,271	16,078
Income tax expense (benefit)	**(2,955)**	(2,165)	(291)	5,734	5,018
Income (loss) from continuing operations	**(1,975)**	(716)	2,300	13,537	11,060
Income (loss) from discontinued operations	**-**	-	-	(7,081)	(2,803)
Net income (loss)	**(1,975)**	(716)	2,300	6,456	8,257
Dividends on preferred shares	**297**	74	-	-	-
Net income (loss) applicable to common shares	**$ (2,272)**	$ (790)	$ 2,300	$ 6,456	$ 8,257
Balance Sheet Data (at year end)					
Assets	**$ 1,478,470**	$ 1,584,625	$ 1,627,116	$ 1,435,536	$ 1,235,519
Securities available for sale	**271,730**	271,654	327,606	283,015	235,780
Loans	**995,319**	1,137,336	1,192,157	1,052,489	916,045
Deposits	**1,036,939**	1,017,338	965,850	828,687	888,687
Short-term borrowings	**1,582**	49,739	153,100	172,055	60,428
Long-term borrowings	**304,109**	381,492	382,748	315,738	176,110
Shareholders' equity	**89,821**	90,660	87,244	89,420	78,752
Credit Quality					
Net loan charge-offs	**$ 21,126**	$ 20,258	$ 7,759	$ 1,066	$ 446
Nonperforming assets	**92,235**	107,504	56,082	12,391	5,353
Allowance for loan losses	**17,224**	17,000	16,933	9,192	7,511
Per Share Data					
Earnings per share from continuing operations					
Basic earnings	**$ (0.31)**	$ (0.11)	$ 0.31	$ 1.87	$ 1.55
Diluted earnings	**(0.31)**	(0.11)	0.31	1.85	1.54
Earnings per share from discontinued operations					
Basic earnings	**-**	-	-	(0.98)	(0.39)
Diluted earnings	**-**	-	-	(0.97)	(0.39)
Earnings per share					
Basic earnings	**(0.31)**	(0.11)	0.31	0.89	1.16
Diluted earnings	**(0.31)**	(0.11)	0.31	0.88	1.15
Book value per common share (at year end) (A)	**11.01**	11.19	11.77	12.07	11.12
Tangible book value per common share (at year end) (A)	**9.90**	10.04	10.46	10.70	10.66
Cash dividends	**-**	0.06	0.36	0.34	0.32
Performance Ratios					
Return on average equity	**-2.60%**	-0.90%	2.59%	7.34%	10.44%
Return on average assets	**-0.15%**	-0.05%	0.15%	0.50%	0.70%
Equity to assets	**6.1%**	5.7%	5.4%	6.2%	6.4%

(A) - Assumes conversion of convertible preferred stock

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

FORWARD LOOKING STATEMENTS

This annual report contains comments or information that constitute forward looking statements (within the meaning of the Private Securities Litigation Act of 1995) that are based on current expectations that involve a number of risks and uncertainties. Words such as "expects", "anticipates", "believes", "estimates" and other similar expressions or future or conditional verbs such as "will", "should", "would" and "could" are intended to identify such forward-looking statements. The Private Securities Litigation Act of 1995 indicates that the disclosure of forward-looking information is desirable for investors and encourages such disclosure by providing a safe harbor for forward-looking statements by us. In order to comply with the terms of the safe harbor, we note that a variety of factors could cause our actual results and experience to differ materially from the anticipated results or other expectations expressed in those forward-looking statements.

Although we believe the expectations reflected in such forward looking statements are reasonable, actual results may differ materially. Factors that might cause such a difference include changes in interest rates and interest rate relationships; demand for products and services; the degree of competition by traditional and non-traditional competitors; changes in banking laws and regulations; changes in tax laws; the impact of technological advances; the outcomes of contingencies; trends in customer behavior as well as their ability to repay loans; and changes in the national and local economy.

DESCRIPTION OF BUSINESS

We are a $1.48 billion community-based financial services company providing a full range of banking and other financial services to individuals and businesses through our two operating segments: community banking and insurance. Our community bank, Summit Community Bank, has a total of 15 banking offices located in West Virginia and Virginia. In addition, we also operate an insurance agency, Summit Insurance Services, LLC with an office in Moorefield, West Virginia which offers both commercial and personal lines of insurance and two offices in Leesburg, Virginia, primarily specializing in group health, life and disability benefit plans. See Note 17 of the accompanying consolidated financial statements for our segment information. Summit Financial Group, Inc. employs approximately 234 full time equivalent employees.

OVERVIEW

Our primary source of income is net interest income from loans and deposits. Business volumes tend to be influenced by the overall economic factors including market interest rates, business spending, and consumer confidence, as well as competitive conditions within the marketplace.

Key Items in 2010

- Net loss for 2010 totaled $2,272,000 compared to net loss of $790,000 in 2009. These losses are primarily the result of lower net interest income, continued high loan loss provisions, and charges related to the writedowns of OREO properties to fair value and other than temporary impairments of securities.

- Our allowance for loan losses totaled 1.70% of total loans at December 31, 2010, compared to 1.47% at December 31, 2009.

- In 2010, nonperforming assets decreased by $15.3 million. We continue to manage our problem assets through a combination of asset sales, loan workouts and charge-offs. However, disposition of foreclosed real estate remains difficult to achieve as the return of our real estate markets to normal activity levels has been slow.

- The impact of foregone net interest income from nonaccruing loans negatively impacted the margin keeping it well below historical margins.

- During 2010, we reduced wholesale funding to 36% of total assets, compared to 42% a year ago.

- We remained well-capitalized by regulatory capital guidelines at December 31, 2010.

OUTLOOK

Summit remains well-capitalized and is adequately reserved. The Company has adequate liquidity and is positioned to weather the current economic conditions and return to profitability when conditions improve. In the short-term, however, Management anticipates the Company's net income and earnings per common share will continue to be negatively impacted by continuing high levels of loan losses and nonperforming assets, a weak economy, modest reductions in total assets and revenues, and high FDIC premiums.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and follow general practices within the financial services industry. Application of these principles requires us to make estimates, assumptions, and judgments that affect the amounts reported in our financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported.

Our most significant accounting policies are presented in the notes to the accompanying consolidated financial statements. These policies, along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined.

Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, we have identified the determination of the allowance for loan losses, the valuation of goodwill, fair value measurements, and Other Real Estate Owned ("OREO") valuations to be the accounting areas that require the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available.

Allowance for loan losses: The allowance for loan losses represents our estimate of probable credit losses inherent in the loan portfolio. Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset type on our consolidated balance sheet. To the extent actual outcomes differ from our estimates, additional provisions for loan losses may be required that would negatively impact earnings in future periods. Note 6 to the accompanying consolidated financial statements describes the methodology used to determine the allowance for loan losses and a discussion of the factors driving changes in the amount of the allowance for loan losses is included in the Asset Quality section of this financial review.

Goodwill: Goodwill is subject to a two-step impairment test by reporting unit at least annually to determine whether write-downs of the recorded balances are necessary. During the third quarter, we completed the required annual impairment test for 2010 for each of our reporting units, community banking and insurance services. The first step (Step 1) of impairment testing requires a comparison of each reporting unit's fair value to its carrying value to identify potential impairment. If the fair value equals or exceeds the related unit's carrying value, no write-down of recorded goodwill is necessary. If the fair value is less than the carrying value, an expense may be required on our books to write down the goodwill to the proper carrying value. The second step (Step 2) of impairment testing is necessary only if the reporting unit does not pass Step 1. Step 2 compares the implied fair value of the reporting unit goodwill with the carrying amount of the goodwill for the reporting unit. The implied fair value of goodwill is determined in the same manner as goodwill that is recognized in a business combination.

The fair value, carrying amount and allocated goodwill with regard to each of our reporting units as of September 30, 2010 (date of our most recent goodwill impairment test) were as follows:

Dollars in thousands	Community Banking	Insurance Services
Fair value	$ 159,510	$ 7,000
Carrying amount	126,755	6,651
Allocated goodwill	1,488	4,710

Neither of our reporting units failed Step 1 of the goodwill impairment tests conducted as of September 30, 2010. For purposes of these goodwill impairment tests, the following methodologies were utilized and key assumptions were made in determining the fair value of each reporting unit:

Community Banking – A third party valuation was performed utilizing the income approach to determine the fair value of our Community Banking reporting unit. The income approach was based on discounted cash flows derived from assumptions of balance sheet and income statement activity based upon an internally developed forecast considering several long-term key business drivers such as anticipated loan and deposit growth. The long term growth rate used in determining the terminal value was estimated at 3.5%, and a discount rate of 11.5% based upon the Capital Asset Pricing Model was applied to the Bank's estimated future cash flow streams.

Insurance Services – We performed an internal valuation utilizing the income approach to determine the fair value of our Insurance Services reporting unit. This methodology consisted of discounting the expected future cash flows of this unit based upon a forecast of its operations considering long-term key business drivers such as anticipated commission revenue growth. The long term growth rate used in determining the terminal value was estimated at 0%, and a discount rate of 10% was applied to the Insurance Services unit's estimated future cash flows.

We cannot assure you that future goodwill impairment tests will not result in a charge to earnings. See Note 9 of the accompanying consolidated financial statements for further discussion of our intangible assets, which include goodwill.

Fair Value Measurements: ASC Topic 820 *Fair Value Measurements* provides a definition of fair value, establishes a framework for measuring fair value, and requires expanded disclosures about fair value measurements. Fair value is the price that could be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Based on the observability of the inputs used in the valuation techniques, we classify our financial assets and liabilities measured and disclosed at fair value in accordance with the three-level hierarchy (e.g., Level 1, Level 2 and Level 3) established under ASC Topic 820. Fair value determination in accordance with ASC Topic 820 requires that we make a number of significant judgments. In determining the fair value of financial instruments, we use market prices of the same or similar instruments whenever such prices are available. We do not use prices involving distressed sellers in determining fair value. If observable market prices are unavailable or impracticable to obtain, then fair value is estimated using modeling techniques such as discounted cash flow analyses. These modeling techniques incorporate our assessments regarding assumptions that market participants would use in pricing the asset or the liability, including assumptions about the risks inherent in a particular valuation technique and the risk of nonperformance.

Fair value is used on a recurring basis for certain assets and liabilities in which fair value is the primary basis of accounting. Additionally, fair value is used on a non-recurring basis to evaluate assets or liabilities for impairment or for disclosure purposes in accordance with ASC Topic 825, *Financial Instruments.*

OREO Valuations: At December 31, 2010, we had OREO totaling $70,235,000, which is carried on the balance sheet at the lower of the investment in the real estate or its fair value less estimated selling costs. The fair value of OREO is determined generally utilizing current "as is" appraisals performed by an independent, licensed appraiser applying an income or market value approach using observable market data. Updated appraisals of OREO are generally obtained if the existing appraisal is more than 18 months old, or more frequently if there is a known deterioration in value. However, if a current appraisal is not available, the original appraised value is discounted, as appropriate, to compensate for the estimated depreciation in the value of the real estate since the date of its original appraisal. Such discounts are generally estimated based upon management's knowledge of sales of similar property within the applicable market area and its knowledge of other real estate market-related data as well as general economic trends. Upon foreclosure, any fair value adjustment is charged against the allowance for loan losses. Subsequent fair value adjustments are recorded in the period incurred and included in other noninterest income in the consolidated statements of income.

Deferred Income Tax Assets: At December 31, 2010, we had net deferred tax assets of $10.6 million. Based on our ability to offset the net deferred tax asset against expected future taxable income in carryforward years, there was no impairment of the deferred tax asset at December 31, 2010. All available evidence, both positive and negative, was considered to determine whether, based on the weight of that evidence, impairment should be recognized. However, our forecast process includes judgmental and quantitative elements that may be subject to significant change. If our forecast of taxable income within the carryback/carryforward periods available under applicable law is not sufficient to cover the amount of net deferred tax assets, such assets may become impaired.

BUSINESS SEGMENT RESULTS

We are organized and managed along two major business segments, as described in Note 17 of the accompanying consolidated financial statements. The results of each business segment are intended to reflect each segment as if it were a stand alone business. Net income by segment follows:

Dollars in thousands	**2010**	2009	2008
Community banking	$ **(838)**	$ 563	$ 4,119
Insurance	**249**	248	330
Parent and other	**(1,683)**	(1,601)	(2,149)
Consolidated net income	$ **(2,272)**	$ (790)	$ 2,300

RESULTS OF OPERATIONS

Earnings Summary

Net loss applicable to common shares was $2,272,000 and $790,000 for 2010 and 2009, respectively, compared to net income of $2,300,000 for the year ended December 31, 2008. On a per share basis, the loss applicable to common shares was $0.31 and $0.11 per diluted share in 2010 and 2009, respectively, compared to net income per diluted share of $0.31 in 2008. Return on average equity was (2.60%) in 2010 compared to (0.90%) in 2009 and 2.59% in 2008. Return on average assets for the year ended December 31, 2010 was (0.15%) compared to (0.05%) in 2009 and 0.15% in 2008. Included in 2010's net loss is a $21.4 million loan loss provision, writedowns of OREO properties to fair value of $3.4 million and other-than-temporary non-cash impairment charges of $988,000 related to certain residential mortgage-backed securities, which we continue to own. A summary of the significant factors influencing our results of operations and related ratios is included in the following discussion.

Net Interest Income

The major component of our net earnings is net interest income, which is the excess of interest earned on earning assets over the interest expense incurred on interest bearing sources of funds. Net interest income is affected by changes in volume, resulting from growth and alterations of the balance sheet's composition, fluctuations in interest rates and maturities of sources and uses of funds. We seek to maximize net interest income through management of our balance sheet components. This is accomplished by determining the optimal product mix with respect to yields on assets and costs of funds in light of projected economic conditions, while maintaining portfolio risk at an acceptable level.

Net interest income on a fully tax equivalent basis average balance sheet amounts, and corresponding average yields on interest earning assets and costs of interest bearing liabilities for the years 2010, 2009 and 2008 are presented in Table I. Table II presents, for the periods indicated, the changes in interest income and expense attributable to (a) changes in volume (changes in volume multiplied by prior period rate) and (b) changes in rate (change in rate multiplied by prior period volume). Changes in interest income and expense attributable to both rate and volume have been allocated between the factors in proportion to the relationship of the absolute dollar amounts of the change in each.

Net interest income on a fully tax equivalent basis totaled $41,222,000, $44,840,000, and $45,438,000 for the years ended December 31, 2010, 2009, and 2008, respectively, representing decreases of 8.1% and 1.3% in 2010 and 2009, respectively. The 2010 decrease was driven by reductions in interest earning assets, reflecting significantly weak demand for new loans and planned reductions in our balance sheet made to enhance our capital ratios. The decrease in 2009 was primarily the result of higher levels of nonaccruing loans, and the impact of the reversal of interest income at the time those loans were placed on nonaccrual status. Total average earning assets decreased 7.54% to $1,398,452,000 at December 31, 2010 from $1,512,511,000 at December 31, 2009. Total average interest bearing liabilities decreased 6.38% to $1,337,816,000 at December 31, 2010, compared to $1,428,911,000 at December 31, 2009. As identified in Table II, tax equivalent net interest income decreased $3,618,000 in 2010 and $598,000 during 2009.

Our net interest margin was 2.95% for 2010 compared to 2.96% and 3.13% for 2009 and 2008, respectively. Our net interest margin decreased 1 basis point in 2010 and 17 basis points in 2009. The 2009 margin decrease was driven primarily by the reversal of loan interest income related to nonperforming loans placed on nonaccrual status and reductions in market interest rates resulting in our yield in interest earning assets declining by 53 basis points, despite a 45 basis point reduction in the cost of interest bearing liabilities during the same period. The continuing low interest rate environment throughout 2010 has served to positively impact our net interest margin due to our liability sensitive balance sheet, as the cost of interest bearing funds decreased 27 basis points in 2010, which virtually offset the 24 basis point reduction in the yield on interest earning assets. See Tables I and II for further details regarding changes in volumes and rates of average assets and liabilities and how those changes affect our net interest income.

Late in third quarter 2010, and into fourth quarter 2010, we reduced or repriced over $100 million of our higher-rate long-term borrowings which we expect to have a favorable impact on our net interest margin by reducing our cost of funds as follows:

- $56 million of long term FHLB advances matured or were paid off at an average rate of 5.44%
- $27 million of long term repurchase agreements repriced from an average rate of 9.18% to 4.63%.
- $20.9 million of brokered certificates of deposit matured at an average rate of 4.6% and were replaced by $23.7 million at an average rate of 2.8%

Assuming no significant change in market interest rates, we anticipate an improved net interest margin in the near term as a result of our anticipated lower cost of funds, we do not expect interest rates to rise in the near future, we do not expect significant growth in our interest earning assets, nor do we expect our nonperforming asset balances to decline significantly in the near future. We continue to monitor the net interest margin through net interest income simulation to minimize the potential for any significant negative impact. See the "Market Risk Management" section for further discussion of the impact changes in market interest rates could have on us. Further analysis of our yields on interest earning assets and interest bearing liabilities are presented in Tables I and II below.

Table I - Average Distribution of Assets, Liabilities and Shareholders' Equity, Interest Earnings & Expenses, and Average Yields/Rates

	2010			2009			2008		
Dollars in thousands	Average Balances	Earnings/ Expense	Yield/ Rate	Average Balances	Earnings/ Expense	Yield/ Rate	Average Balances	Earnings/ Expense	Yield/ Rate
ASSETS									
Interest earning assets									
Loans, net of unearned interest (1)									
Taxable	$ 1,082,537	$ 65,643	6.06%	$ 1,184,571	$ 71,405	6.03%	$ 1,127,808	$ 77,055	6.83%
Tax-exempt (2)	5,965	476	7.98%	8,045	665	8.27%	8,528	697	8.17%
Securities									
Taxable	253,529	11,922	4.70%	271,820	15,602	5.74%	264,667	13,707	5.18%
Tax-exempt (2)	40,048	2,670	6.67%	46,740	3,150	6.74%	49,953	3,380	6.77%
Federal Funds sold and interest bearing deposits with other banks	16,373	31	0.19%	1,335	13	0.97%	370	8	2.16%
	$ 1,398,452	$ 80,742	5.77%	$ 1,512,511	$ 90,835	6.01%	$ 1,451,326	$ 94,847	6.54%
Noninterest earning assets									
Cash and due from banks	4,267			18,282			18,792		
Premises and equipment	23,742			23,646			22,154		
Other assets	104,907			60,656			38,760		
Allowance for loan losses	(19,226)			(18,293)			(12,980)		
Total assets	$ 1,512,142			$ 1,596,802			$ 1,518,052		
Liabilities									
Interest bearing liabilities									
Interest bearing demand deposits	$ 147,513	$ 583	0.40%	$ 154,233	$ 784	0.51%	$ 190,066	$ 2,416	1.27%
Savings deposits	188,233	2,323	1.23%	112,712	1,774	1.57%	55,554	908	1.63%
Time deposits	605,663	18,131	2.99%	632,988	22,407	3.54%	568,491	24,019	4.23%
Short-term borrowings	16,172	80	0.49%	99,497	573	0.58%	112,383	2,392	2.13%
Long-term borrowings and subordinated debentures	380,235	18,403	4.84%	429,481	20,457	4.76%	419,454	19,674	4.69%
	$ 1,337,816	$ 39,520	2.95%	$ 1,428,911	$ 45,995	3.22%	$ 1,345,948	$ 49,409	3.67%
Noninterest bearing liabilities									
Demand deposits	73,971			71,281			75,165		
Other liabilities	9,597			8,666			7,976		
Total liabilities	1,421,384			1,508,858			1,429,089		
Shareholders' equity - preferred	3,519			3,519			-		
Shareholders' equity - common	87,239			84,425			88,963		
Total liabilities and shareholders' equity	$ 1,512,142			$ 1,596,802			$ 1,518,052		
Net Interest Earnings		$ 41,222			$ 44,840			$ 45,438	
Net Interest Margin			2.95%			2.96%			3.13%

(1) For purposes of this table, nonaccrual loans are included in average loan balances. Included in interest and fees on loans are loan fees of $534,000, $890,000, and $775,000 for the years ended December 31, 2010, 2009 and 2008 respectively.

(2) For purposes of this table, interest income on tax-exempt securities and loans has been adjusted assuming an effective combined Federal and state tax rate of 34% for all years presented. The tax equivalent adjustment results in an increase in interest income of $1,070,000, $1,298,000, and $1,363,000, for the years ended December 31, 2010, 2009 and 2008, respectively.

Table II - Changes in Interest Margin Attributable to Rate and Volume

	2010 Versus 2009 Increase (Decrease) Due to Change in:			2009 Versus 2008 Increase (Decrease) Due to Change in:		
Dollars in thousands	Volume	Rate	Net	Volume	Rate	Net
Interest earned on:						
Loans						
Taxable	$ (6,185)	$ 423	$ (5,762)	$ 3,757	$ (9,407)	$ (5,650)
Tax-exempt	(167)	(22)	$ (189)	(40)	8	$ (32)
Securities						
Taxable	(999)	(2,681)	$ (3,680)	378	1,517	$ 1,895
Tax-exempt	(446)	(34)	$ (480)	(217)	(13)	$ (230)
Federal funds sold and interest bearing deposits with other banks	36	(18)	18	11	(6)	5
Total interest earned on interest earning assets	(7,761)	(2,332)	(10,093)	3,889	(7,901)	(4,012)
Interest paid on:						
Interest bearing demand deposits	(33)	(168)	(201)	(390)	(1,242)	(1,632)
Savings deposits	995	(446)	549	901	(35)	866
Time deposits	(934)	(3,342)	(4,276)	2,551	(4,163)	(1,612)
Short-term borrowings	(422)	(71)	(493)	(247)	(1,572)	(1,819)
Long-term borrowings and subordinated debentures	(2,379)	325	(2,054)	475	308	783
Total interest paid on interest bearing liabilities	(2,773)	(3,702)	(6,475)	3,290	(6,704)	(3,414)
Net interest income	$ (4,988)	$ 1,370	$ (3,618)	$ 599	$ (1,197)	$ (598)

Noninterest Income

Noninterest income totaled 0.48%, 0.36%, and 0.19% of average assets in 2010, 2009, and 2008, respectively. Noninterest income totaled $7,221,000 in 2010 compared to $5,800,000 in 2009, and $2,868,000 in 2008, with service fees from deposit accounts and insurance commissions being the primary positive components and other-than-temporary impairment of securities and writedowns of OREO properties being the largest negative components. Further detail regarding noninterest income is reflected in the following table.

Table III - Noninterest Income

Dollars in thousands	2010	2009	2008
Insurance commissions	$ 4,744	$ 5,045	$ 5,139
Service fees	3,039	3,330	3,246
Mortgage origination revenue	186	265	94
Realized securities gains (losses)	2,051	1,497	(6)
Other-than-temporary impairment of securities	(988)	(5,366)	(7,060)
Net cash settlement on interest rate swaps	-	-	(170)
Change in fair value of interest rate swaps	-	-	705
Gain (loss) on sale of assets	142	(112)	126
ATM/Debit Card Income	997	764	646
Writedown of OREO	(3,401)	-	-
Other	451	377	148
Total	$ 7,221	$ 5,800	$ 2,868

Insurance commissions: Insurance commissions have trended downward in 2009 and 2010 due to the economic downturn. Employee benefit related products, the largest line generating our insurance commissions, have been negatively impacted by reductions in staff and benefits by our employer clients, thus reducing the commission that we earn, and also tightening of commission structures paid to us by our insurance carriers.

Other-than-temporary impairment of securities: During 2010 and 2009, we took other-than-temporary non-cash impairment charges of $1.0 million and $5.2 million, respectively, related to certain nongovernment sponsored residential mortgage-backed securities. The remaining $215,000 other-than-temporary impairment charge on securities during 2009 was related to an equity investment. During 2008, we took an other-than-temporary non-cash impairment charge of $6.4 million related to certain preferred stock issuances of the Federal

National Mortgage Association and the Federal Home Loan Mortgage Corporation and a $0.7 million impairment charge on our investment in Greater Atlantic Financial Corp.'s common stock.

Writedown of OREO: During 2010, we recognized $3.4 million in writedowns of OREO properties to record them at fair value less estimated costs to sell.

Change in fair value of derivative instruments: During 2008, we realized a $705,000 gain on derivative instruments upon termination of interest rate swaps that did not qualify for hedge accounting.

Gains/losses on sales of assets: These items are primarily a result of sales of foreclosed properties.

Noninterest Expense

Noninterest expense was well controlled in both 2010 and 2009. These expenses totaled $30,953,000, $31,898,000, and $29,434,000, or 2.0%, 2.0%, and 1.9%, of average assets for each of the years ended December 31, 2010, 2009 and 2008, respectively. Total noninterest expense decreased $945,000 in 2010 compared to 2009 and increased $2,464,000 in 2009 compared to 2008. Table IV below shows the breakdown of these increases.

Salaries and employee benefits: Salaries and employee benefits decreased 4.9% during 2010 compared to 2009 and 5.1% during 2009 compared to 2008. These decreases were primarily attributable to decreased performance-based incentive payments throughout the Company and reduction in staff.

Professional fees: Professional fees, consisting primarily of legal, accounting, and consulting fees, decreased 28.0% during 2010 compared to 2009 as a result of fewer foreclosures during 2010. These fees were elevated in 2009 due to more foreclosures during 2009.

FDIC premiums: The increase in 2009 and the decrease in 2010 both were primarily attributable to the one-time special assessment during second quarter 2009. Also, beginning in 2009, we became subject to higher rates charged by the FDIC.

OREO foreclosure expense: These expenses increased during both 2009 and 2010 due to the increase in properties that we foreclosed upon in both periods and the related expenses of owning those properties, including real property taxes, which accounted for 46% of total OREO expenses in 2010.

Table IV - Noninterest Expense

		Change			Change		
Dollars in thousands	**2010**	**$**	**%**	**2009**	**$**	**%**	**2008**
Salaries, commissions, and employee benefits	**$ 15,133**	**$ (775)**	**-4.9%**	$ 15,908	$ (854)	-5.1%	$ 16,762
Net occupancy expense	**2,009**	**(23)**	**-1.1%**	2,032	162	8.7%	1,870
Equipment expense	**2,457**	**306**	**14.2%**	2,151	(22)	-1.0%	2,173
Supplies	**481**	**(486)**	**-50.3%**	967	42	4.5%	925
Professional fees	**1,015**	**(394)**	**-28.0%**	1,409	686	94.9%	723
Advertising	**148**	**(50)**	**-25.3%**	198	(91)	-31.5%	289
Amortization of intangibles	**351**	**-**	**0.0%**	351	-	0.0%	351
FDIC premiums	**2,870**	**(353)**	**-11.0%**	3,223	2,479	333.2%	744
OREO expense	**1,577**	**1,099**	**229.9%**	478	336	236.6%	142
Other	**4,912**	**(269)**	**-5.2%**	5,181	(274)	-5.0%	5,455
Total	**$ 30,953**	**$ (945)**	**-3.0%**	$ 31,898	$ 2,464	8.4%	$ 29,434

Income Tax Expense/Benefit

Income tax benefit for the three years ended December 31, 2010, 2009 and 2008 totaled ($2,955,000), ($2,165,000), and ($291,000), respectively. Refer to Note 12 of the accompanying consolidated financial statements for further information and additional discussion of the significant components influencing our effective income tax rates.

CHANGES IN FINANCIAL POSITION

Our average assets decreased during 2010 to $1,512,142,000, a decrease of 5.3% below 2009's average of $1,596,802,000, and our year end December 31, 2010 assets were $106,155,000 less than December 31, 2009. Average assets grew 5.2% in 2009, from $1,518,052,000 in 2008. Significant changes in the components of our balance sheet in 2010 and 2009 are discussed below.

Loan Portfolio

Table V depicts gross loan balances by type and the respective percentage of each to total loans at December 31, as follows:

Table V - Loans by Type

Dollars in thousands	2010 Amount	2010 Percent of Total	2009 Amount	2009 Percent of Total	2008 Amount	2008 Percent of Total	2007 Amount	2007 Percent of Total	2006 Amount	2006 Percent of Total
Commercial	$ 97,261	9.6%	$ 122,508	10.6%	$ 130,106	10.7%	$ 92,599	8.7%	$ 69,470	7.5%
Commercial real estate	423,011	41.7%	465,037	40.2%	452,264	37.3%	384,478	36.1%	314,198	34.0%
Construction and development	112,840	11.1%	162,080	14.1%	215,465	17.9%	225,270	21.3%	215,820	23.3%
Residential mortgage	352,328	34.7%	372,867	32.2%	376,026	31.0%	322,640	30.3%	282,512	30.5%
Consumer	23,886	2.4%	28,203	2.4%	31,519	2.6%	31,956	3.0%	36,455	3.9%
Other	4,840	0.5%	5,652	0.5%	6,061	0.5%	6,641	0.6%	6,969	0.8%
Total loans	$ 1,014,166	100.0%	$ 1,156,347	100.0%	$ 1,211,441	100.0%	$ 1,063,584	100.0%	$ 925,424	100.0%

Total net loans averaged $1,088,502,000 in 2010 compared to $1,192,616,000 in 2009, which represented nearly 72% and 75% of total average assets for each year, respectively. We have slowed our loan growth due to the current weakened economic conditions in our market areas and limited availability of new capital resources.

Refer to Note 5 of the accompanying consolidated financial statements for our loan maturities and a discussion of our adjustable rate loans as of December 31, 2010.

In the normal course of business, we make various commitments and incur certain contingent liabilities, which are disclosed in Note 14 of the accompanying consolidated financial statements but not reflected in the accompanying consolidated financial statements. There have been no significant changes in these types of commitments and contingent liabilities and we do not anticipate any material losses as a result of these commitments.

Securities

Securities comprised approximately 18.4% of total assets at December 31, 2010 compared to 17.1% at December 31, 2009. Average securities approximated $293,577,000 for 2010 or 7.8% less than 2009's average of $318,560,000. Refer to Note 4 of the accompanying consolidated financial statements for details of amortized cost, the estimated fair values, unrealized gains and losses as well as the security classifications by type.

All of our securities are classified as available for sale to provide us with flexibility to better manage our balance sheet structure and react to asset/liability management issues as they arise. Pursuant to ASC Topic 320 *Investments—Debt and Equity Securities*, anytime that we carry a security with an unrealized loss that has been determined to be "other-than-temporary", we must recognize that loss in income. During 2010 and 2009, we took other-than-temporary non-cash impairment charges of $1.0 million and $5.2 million, respectively, related to certain nongovernment sponsored residential mortgage-backed securities. During 2008, we took an other-than-temporary non-cash impairment charge of $6.4 million related to certain preferred stock issuances of the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation and a $0.7 million impairment charge on our investment in Greater Atlantic Financial Corp.'s common stock.

At December 31, 2010, we had $3.5 million in unrealized losses related to residential mortgage backed securities issued by nongovernment sponsored entities. We monitor the performance of the mortgages underlying these bonds. Although there has been some deterioration in collateral performance, we hold primarily senior tranches of each issue which provides protection against defaults. We attribute the unrealized loss on these mortgage backed securities largely due to their current absence of liquidity. We expect to receive all contractual principal and interest payments due on our debt securities and have the ability and intent to hold these investments until their fair value recovers or until maturity. The mortgages in these asset pools have been made to borrowers with strong credit history and significant equity invested in their homes. They are well diversified geographically. Nonetheless, significant further weakening of economic fundamentals coupled with significant increases in unemployment and substantial deterioration in the value of high end residential properties could extend distress to this borrower population. This could increase default rates and put additional pressure on property values. Should these conditions occur, the value of these securities could decline further and trigger the recognition of additional other-than-temporary impairment charges.

At December 31, 2010, we did not own securities of any one issuer that were not issued by the U.S. Treasury or a U.S. Government agency that exceeded ten percent of shareholders' equity. The maturity distribution of the securities portfolio at December 31, 2010, together with the weighted average yields for each range of maturity, is summarized in Table VI. The stated average yields are actual yields and are not stated on a tax equivalent basis.

Table VI - Securities Maturity Analysis

	Within one year		After one but within five years		After five but within ten years		After ten years	
(At amortized cost, dollars in thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U. S. Government agencies and corporations	$ 2,191	4.1%	$ 5,578	3.5%	$ 8,309	3.0%	$ 14,566	3.2%
Residential mortgage backed securities:								
Government sponsored agencies	57,478	4.3%	55,776	3.6%	3,604	4.4%	2,750	4.6%
Nongovernment sponsored entities	15,034	6.1%	33,178	6.3%	7,697	6.0%	4,348	7.9%
State and political subdivisions	365	-	5,403	6.7%	5,851	6.3%	47,567	5.7%
Corporate debt securities	-	-	-	-	999	6.0%	-	-
Other	-	-	-	-	-	-	77	-
Total	$ 75,068	4.7%	$ 99,935	4.7%	$ 26,460	4.9%	$ 69,308	5.3%

Deposits

Total deposits at December 31, 2010 increased $19,601,000 or 1.9% compared to December 31, 2009. Average interest bearing deposits increased $41,476,000, or 4.6% during 2010. We have strengthened our focus on growing retail deposits, which is reflected by their continued growth over the past five years, increasing 4.0% in 2010 and 15.9% in 2009. The increase in 2009 resulted from the introduction of a new internet savings product. Wholesale deposits, which represent brokered certificates of deposit acquired through a third party, decreased 4.8% to $230,287,000 at December 31, 2010. These deposits totaled $241,814,000 at December 31, 2009, a decrease of 18.5% from 2008. During 2010 and 2009, our focus on increasing retail deposits enabled us to lower our wholesale deposits.

Table VII - Deposits

Dollars in thousands	2010	2009	2008	2007	2006
Noninterest bearing demand	**$ 74,604**	$ 74,119	$ 69,808	$ 65,727	$ 62,591
Interest bearing demand	**150,291**	148,587	156,990	222,825	220,167
Savings	**177,053**	188,419	61,689	40,845	47,984
Certificates of deposit	**367,040**	328,858	347,444	291,294	249,952
Individual Retirement Accounts	**37,664**	35,541	33,330	31,605	28,370
Total retail deposits	**806,652**	775,524	669,261	652,296	609,064
Wholesale deposits	**230,287**	241,814	296,589	176,391	279,623
Total deposits	**$ 1,036,939**	$ 1,017,338	$ 965,850	$ 828,687	$ 888,687

See Table I for average deposit balance and rate information by deposit type for 2010, 2009 and 2008 and Note 10 of the accompanying consolidated financial statements for a maturity distribution of time deposits as of December 31, 2010.

Borrowings

Lines of Credit: We have remaining available lines of credit from the Federal Home Loan Bank totaling $305,683,000 at December 31, 2010. We use these lines primarily to fund loans to customers. Funds acquired through this program are reflected on the consolidated balance sheet in short-term borrowings or long-term borrowings, depending on the repayment terms of the debt agreement. We also had $81.5 million available on a short term line of credit with the Federal Reserve Bank at December 31, 2010, which is primarily secured by consumer loans and commercial and industrial loans.

Short-term Borrowings: Total short-term borrowings decreased $48,157,000 from $49,739,000 at December 31, 2009 to $1,582,000 at December 31, 2010. These borrowings were principally paid down with funds from retail deposits and repayments of loans. See Note 11 of the accompanying consolidated financial statements for additional disclosures regarding our short-term borrowings.

Long-term Borrowings: Total long-term borrowings of $304,109,000 at December 31, 2010 and $381,492,000 at December 31, 2009 consisted primarily of funds borrowed on available lines of credit from the Federal Home Loan Bank and structured reverse repurchase agreements with two unaffiliated institutions. Borrowings from the Federal Home Loan Bank totaled $182,375,000 at December 31, 2010, compared to $258,855,000 outstanding at December 31, 2009. We have a term loan with an unrelated financial institution that is secured by the common stock of our subsidiary bank, with an interest rate of prime minus 50 basis points, and matures in 2017. The outstanding balance of this term loan was $11,734,000 at December 31, 2010 and $12,637,000 at December 31, 2009. During 2007, we entered into $110 million of structured reverse repurchase agreements, with terms ranging from 5 to 10 years and call features ranging from 2 to 3.5 years in which they are callable by the purchaser. Long term borrowings were principally used to fund our loan growth. Refer to Note 11 of the accompanying consolidated financial statements for additional information regarding our long-term borrowings.

Subordinated Debentures: We have subordinated debt totaling $16.8 million at December 31, 2010 and 2009. Subordinated debt qualifies as Tier 2 regulatory capital until the debt is within 5 years of maturity, at which time, the qualifying amount is decreased by 20 percent each year until maturity. During 2009, we issued $6.8 million in subordinated debt, of which $5 million was issued to an affiliate of a director of Summit. We also issued $1.0 million and $0.8 million to two unrelated parties. These three issuances bear an interest rate of 10 percent per annum, have a term of 10 years, and are not prepayable by us within the first five years. During 2008, $10 million of subordinated debt was issued to an unrelated institution, which bears a variable interest rate of 1 month LIBOR plus 275 basis points, has a term of 7.5 years, and it is not prepayable by us within the first two and one half years.

ASSET QUALITY

Due to continued recessionary economic conditions, borrowers have in many cases been unable to refinance their loans due to a range of factors including declining property values. As a result, we have experienced higher delinquencies and nonperforming assets, particularly with regard to our construction & development, residential real estate, and commercial real estate loan portfolios. It is not known when the housing market will stabilize. Management anticipates loan delinquencies will remain higher than historical levels in the near term, and we anticipate that nonperforming assets will remain elevated for the foreseeable future.

Table VIII presents a summary of non-performing assets at December 31, as follows:

Table VIII - Nonperforming Assets

Dollars in thousands	2010	2009	2008	2007	2006
Accruing loans past due 90 days or more:					
Commercial	$ -	$ 23	$ -	$ 702	$ 34
Commercial real estate	-	-	-	2,821	137
Commercial construction & development	-	-	1,015	-	-
Residential construction & development	-	-	-	1,919	3,971
Residential real estate	1,442	156	2	1,765	425
Consumer	-	20	22	209	70
Other	-	2	-	-	1
Total 90+ days past due	1,442	201	1,039	7,416	4,638
Nonaccrual loans:					
Commercial	1,318	408	198	14	24
Commercial real estate	2,686	35,217	24,323	1,524	-
Commercial construction & development	-	11,553	-	-	-
Residential construction & development	10,049	14,775	17,368	98	-
Residential real estate	6,075	4,407	4,983	1,247	584
Consumer	141	381	58	34	30
Total nonaccrual loans	20,269	66,741	46,930	2,917	638
Foreclosed properties:					
Commercial	597	-	-	-	-
Commercial real estate	14,745	4,788	875	430	-
Commercial construction & development	17,021	2,028	180	525	-
Residential construction & development	34,377	30,230	6,575	391	-
Residential real estate	3,495	3,247	480	712	41
Consumer	-	-	-	-	-
Total foreclosed properties	70,235	40,293	8,110	2,058	41
Repossessed assets	289	269	3	-	36
Total nonperforming assets	$ 92,235	$ 107,504	$ 56,082	$ 12,391	$ 5,353
Total nonperforming loans as a percentage of total loans	2.14%	5.79%	3.97%	0.97%	0.57%
Total nonperforming assets as a percentage of total assets	6.24%	6.78%	3.45%	0.86%	0.43%

The following table details our most significant nonperforming loan relationships at December 31, 2010.

Table IX - Significant Nonperforming Loan Relationships
December 31, 2010
Dollars in thousands

Location	Underlying Collateral	Loan Origination Date	Loan Nonaccrual Date	Loan Balance	Method Used to Measure Impairment	Most Recent Appraised Value		Amount Allocated to Allowance for Loan Losses	Amount Previously Charged-off
Rockingham Co., VA & Hardy Co., WV	Residential subdivision & undeveloped acreage	Nov. 2007	Mar. 2009	$ 2,617	Collateral value	$ 3,034	(1)	$ -	$ 1,102
Loudoun Co., VA	Commercial building	Jan. 2009	June 2010	$ 1,310	Collateral value	$ 1,265	(1)	$ 231	$ -
Jefferson Co., WV	Residential building lots, single family residence & undeveloped acreage	Aug. 2006 & Dec. 2007	Oct. 2010	$ 1,749	Collateral value	$ 1,341	(1)	$ 1,022	$ -
Berkeley Co., WV	Residential subdivision & undeveloped acreage	Sept. 2009	Oct. 2010	$ 1,357	Collateral value	$ 525	(1)	$ 884	$ -
Western MD and Florida	Residential development, undeveloped acreage, 2 residential condos, a single family residence and a residential building lot	Various 2003 2007	June 2010	$ 5,832	Collateral value	$ 7,937	(1)	$ 1,266	$ -

(1) - Values are based upon recent external appraisal.

As a result of our internal loan review process, the ratio of internally criticized loans to total loans increased from 9.18% at December 31, 2008 to 10.66% at December 31, 2009 and decreased to 10.47% at December 31, 2010. Our internal loan review process includes a watch list of loans that have been specifically identified through the use of various sources, including past due loan reports, previous internal and external loan evaluations, classified loans identified as part of regulatory agency loan reviews and reviews of new loans representative of current lending practices. Once this watch list is reviewed to ensure it is complete, we review the specific loans for collectability, performance and collateral protection. In addition, a grade is assigned to the individual loans utilizing internal grading criteria, which is somewhat similar to the criteria utilized by our subsidiary bank's primary regulatory agency. The decrease in commercial real estate internally criticized loans during 2010 includes a hotel property foreclosed upon and sold in 2010. This same property was also the primary component of the 2009 increase. The increase in residential real estate internally criticized loans in 2010 is primarily attributable to one relationship that became past due. The increase in internally criticized loans at December 31, 2009 occurred throughout our portfolios of real estate related loans, as shown in the table below, as several of these loans have been downgraded by management as they fell outside of our internal lending policy guidelines, became past due or were placed on nonaccrual status. The decrease during 2009 in the land development and construction category was primarily the result of foreclosures.

Table X - Internally Criticized Loans

	Balance at December 31,		
Dollars in thousands	2010	2009	2008
Commerical	$ 5,979	$ 6,413	$ 984
Commercial real estate	36,395	56,726	30,435
Land development & construction	34,751	38,279	60,589
Residential real estate	29,045	21,854	18,405
Consumer	40	-	633
Total	$ 106,210	$ 123,272	$ 111,046

Included in the above table of internally criticized loans are approximately $17.1 million of performing loans which we have identified as potential problem loans at December 31, 2010 related to 4 relationships. Known information about possible credit problems of the related borrowers causes management to have concerns as to the ability of such borrowers to comply with the current loan repayment terms and which may result in disclosure of such loans as nonperforming at some time in the future. Management cannot predict the extent to which economic conditions may worsen or other factors which may impact borrowers and the potential problem loans. Accordingly, there can be no assurance that other loans will not become 90 days or more past due, be placed on nonaccrual, or require increased allowance coverage and provision for loan losses.

Refer to Note 5, Loans, for information regarding our past due loans.

We monitor our concentrations in higher-risk lending areas in accordance with the Interagency Guidance for Concentrations in Commercial Real Estate Lending issued in 2006. This guidance establishes concentration guidelines of 100% of Tier 1 Capital plus the allowance for loan and lease loss for lending in construction, land development, and other land loans. It further establishes a guideline of 300% of Tier 1 Capital plus the allowance for loan and lease loss for lending in construction, land development and other land loans plus loans secured by non-owner occupied non-farm non-residential properties. As of December 31, 2010, Summit Community Bank was within the recommended limits of 100% and 300%, respectively.

We maintain the allowance for loan losses at a level considered adequate to provide for estimated probable credit losses inherent in the loan portfolio. The allowance is comprised of three distinct reserve components: (1) specific reserves related to loans individually evaluated, (2) quantitative reserves related to loans collectively evaluated, and (3) qualitative reserves related to loans collectively evaluated. A summary of the methodology we employ on a quarterly basis with respect to each of these components in order to evaluate the overall adequacy of our allowance for loan losses is as follows:

Specific Reserve for Loans Individually Evaluated

First, we identify loan relationships having aggregate balances in excess of $500,000 and that may also have credit weaknesses. Such loan relationships are identified primarily through our analysis of internal loan evaluations, past due loan reports, and loans adversely classified by regulatory authorities. Each loan so identified is then individually evaluated to determine whether it is impaired – that is, based on current information and events, it is probable that we will be unable to collect all amounts due in accordance with the contractual terms of the underlying loan agreement. Substantially all of our impaired loans are and historically have been collateral dependent, meaning repayment of the loan is expected to be provided solely from the sale of the loan's underlying collateral. For such loans, we measure impairment based on the fair value of the loan's collateral, which is generally determined utilizing current appraisals. A specific reserve is established in an amount equal to the excess, if any, of the recorded investment in each impaired loan over the fair value of its underlying collateral, less estimated costs to sell. Our policy is to re-evaluate the fair value of collateral dependent loans at least every twelve months unless there is a known deterioration in the collateral's value, in which case a new appraisal is obtained.

Quantitative Reserve for Loans Collectively Evaluated

Second, we stratify the loan portfolio into the following ten loan pools: land and land development, construction, commercial, commercial real estate -- owner-occupied, commercial real estate -- non-owner occupied, conventional residential mortgage, jumbo residential mortgage, home equity, consumer, and other. Loans within each pool are then further segmented between (1) loans which were individually evaluated for impairment and not deemed to be impaired, (2) larger-balance loan relationships exceeding $2 million which are assigned an internal risk rating in conjunction with our normal ongoing loan review procedures and (3) smaller-balance homogenous loans.

Quantitative reserves relative to each loan pool are established as follows: for loan segments (1) and (2) above, the recorded investment of these loans within each pool are aggregated according to their internal risk ratings, and an allocation ranging from 5% to 200% of the respective pool's average 12 month historical net loan charge-off rate (determined based upon the most recent twelve quarters) is applied to the aggregate recorded investment in loans by internal risk category, such lower-rated loan relationships receive higher allocations of reserves; for loan segment (3) above, an allocation equaling 100% of the respective pool's average 12 month historical net loan charge-off rate (determined based upon the most recent twelve quarters) is applied to the aggregate recorded investment in the smaller-balance homogenous pool of loans.

Qualitative Reserve for Loans Collectively Evaluated

Third, we consider the necessity to adjust our average historical net loan charge-off rates relative to each of the above ten loan pools for potential risks factors that could result in actual losses deviating from prior loss experience. For example, if we observe a significant increase in delinquencies within the conventional mortgage loan pool above historical trends, an additional allocation to the average historical loan charge-off rate is applied. Such qualitative risk factors considered are: (1) levels of and trends in delinquencies and impaired loans, (2) levels of and trends in charge-offs and recoveries, (3) trends in volume and term of loans, (4) effects of any changes in risk selection and underwriting standards, and other changes in lending policies, procedures, and practice, (5) experience, ability, and depth of lending management and other relevant staff, (6) national and local economic trends and conditions, (7) industry conditions, and (8) effects of changes in credit concentrations.

Fluctuations in Components of the Allowance

Over the past year we have experienced a change in the mix of the components of the allowance for loan losses. The specific reserve for loans individually evaluated for impairment was $4,875,000 at December 31, 2010 compared to $10,211,000 at December 31, 2009. The decrease in specific reserve is a direct result of the decline in impaired loans from $85,333,000 as of December 31, 2009 to $56,881,000 as of December 31, 2010.

The FAS 5 (ASC Topic 450 – *Contingencies*) or pool reserve totaled $12,349,000 as of December 31, 2010 compared to $6,789,000 as of December 31, 2009. The total FAS 5 reserve has increased as a direct result of the increases in net loan charge-offs due to the incremental higher historical net charge-off rate applied to the loans which are collectively evaluated for impairment.

Relationship between Allowance for Loan Losses, Net Charge-offs and Nonperforming Loans

In analyzing the relationship between the allowance for loan losses, net loan charge-offs and nonperforming loans, it is helpful to understand the process of how loans are treated as they deteriorate over time. Reserves for loans are established at origination through the quantitative and qualitative reserve process discussed above. If the quality of a loan which is reviewed as part of our normal internal loan review procedures deteriorates, it migrates to a lower quality risk rating, and accordingly, a higher reserve amount is assigned.

Charge-offs, if necessary, are typically recognized in a period after the reserves were established. If the previously established reserves exceed that needed to satisfactorily resolve the problem credit, a reduction in the overall level of the reserve could be recognized. In summary, if loan quality deteriorates, the typical credit sequence is periods of reserve building, followed by periods of higher net charge-offs.

Consumer loans are generally charged off to the allowance for loan losses upon reaching specified stages of delinquency, in accordance with the Federal Financial Institutions Examination Council policy. For example, credit card loans are charged off by the end of the month in which the account becomes 180 days past due or within 60 days from receiving notification about a specified event (e.g., bankruptcy of the borrower), whichever is earlier. Residential mortgage loans are generally charged off to net realizable value no later than when the account becomes 180 days past due. Other consumer loans, if collateralized, are generally charged off to net realizable value at 120 days past due.

Commercial-related loans (which are risk-rated) are charged off to the allowance for loan losses when the loss has been confirmed. This determination includes many factors, including the prioritization of our claim in bankruptcy, expectations of the workout/restructuring of the loan and valuation of the borrower's equity.

Substantially all of our nonperforming loans are secured by real estate. The substantial majority of these loans were underwritten in accordance with our loan-to-value policy guidelines which range from 70-85% at the time of origination. Although property values have deteriorated across our market areas, the fair values of the underlying collateral value remains in excess of the recorded investment in many of our nonperforming loans, and therefore, no specific reserve allocation is required; as of December 31, 2010, approximately 68% of our impaired loans required no reserves or have been charged down to their fair value. Accordingly, our allowance for loan losses has not increased proportionately as our nonperforming loans have increased. The allowance for loan loss will, however, increase as a result of an increase in net loan charge-offs due to the incremental higher historical net charge-off rate applied to the loans which are collectively evaluated for impairment.

At December 31, 2010 and 2009, our allowance for loan losses totaled $17,224,000, or 1.70% of total loans and $17,000,000, or 1.47% of total loans, respectively, and is considered adequate to cover our estimate of probable credit losses inherent in our loan portfolio. Table XI presents an allocation of the allowance for loan losses by loan type at each respective year end date, as follows:

Table XI - Allocation of the Allowance for Loan Losses

	2010		2009		2008		2007		2006	
Dollars in thousands	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
Commercial	$ 323	9.6%	$ 401	10.6%	$ 546	10.7%	$ 543	8.7%	$ 367	7.5%
Commercial real estate	4,049	41.7%	3,938	40.2%	4,705	37.4%	3,254	36.1%	3,088	34.0%
Construction and development	8,182	11.1%	8,747	14.0%	7,536	17.8%	2,668	21.2%	2,121	23.3%
Residential real estate	4,376	34.7%	3,626	32.3%	3,458	31.0%	1,991	30.4%	1,057	30.5%
Consumer	263	2.4%	249	2.4%	427	2.6%	451	3.0%	561	3.9%
Other	31	0.5%	39	0.5%	261	0.5%	285	0.6%	197	0.8%
Unallocated	-	0.0%	-	0.0%	-	-	-	-	120	-
	$ 17,224	100.0%	$ 17,000	100.0%	$ 16,933	100.0%	$ 9,192	100.0%	$ 7,511	100.0%

At December 31, 2010 and 2009, we had approximately $70,235,000 and $40,293,000, respectively, in other real estate owned which was obtained as the result of foreclosure proceedings. Although foreclosed property is recorded at fair value less estimated costs to sell, the prices ultimately realized upon their sale may or may not result in us recognizing loss.

A reconciliation of the activity in the allowance for loan losses follows:

Table XII - Allowance for Loan Losses

Dollars in thousands	2010	2009	2008	2007	2006
Balance, beginning of year	**$ 17,000**	$ 16,933	$ 9,192	$ 7,511	$ 6,112
Losses:					
Commercial	**601**	479	198	50	32
Commercial real estate	**9,239**	469	1,131	154	185
Construction and development	**7,937**	16,946	4,529	80	
Residential real estate	**3,836**	3,921	1,608	618	35
Consumer	**279**	214	375	216	200
Other	**233**	231	203	160	289
Total	**22,125**	22,260	8,044	1,278	741
Recoveries:					
Commercial	**38**	129	4	2	1
Commercial real estate	**273**	23	17	13	46
Construction and development	**331**	1,615	-	20	-
Residential real estate	**164**	29	64	15	7
Consumer	**87**	90	72	58	62
Other	**106**	116	128	104	179
Total	**999**	2,002	285	212	295
Net losses	**21,126**	20,258	7,759	1,066	446
Provision for loan losses	**21,350**	20,325	15,500	2,055	1,845
Reclassification of reserves related to loans previously reflected in discontinued operations	**-**	-	-	692	-
Balance, end of year	**$ 17,224**	$ 17,000	$ 16,933	$ 9,192	$ 7,511

LIQUIDITY AND CAPITAL RESOURCES

Bank Liquidity: Liquidity reflects our ability to ensure the availability of adequate funds to meet loan commitments and deposit withdrawals, as well as provide for other transactional requirements. Liquidity is provided primarily by funds invested in cash and due from banks (net of float and reserves), Federal funds sold, non-pledged securities, and available lines of credit with the Federal Home Loan Bank, which totaled approximately $289,712,000 or 19.6% of total consolidated assets at December 31, 2010.

Our liquidity strategy is to fund loan growth with deposits and other borrowed funds while maintaining an adequate level of short- and medium-term investments to meet normal daily loan and deposit activity. Core deposits increased $30.6 million in 2010, while loans decreased approximately $142 million. This allowed us to pay down both short term and long term FHLB borrowings, and to reduce our brokered certificates of deposit by not renewing them at maturity. As a member of the Federal Home Loan Bank of Pittsburgh, we have access to approximately $488 million. As of December 31, 2010 and 2009, these advances totaled approximately $182 million and $304 million, respectively. At December 31, 2010, we had additional borrowing capacity of $306 million through FHLB programs. We have established a line with the Federal Reserve Bank to be used as a contingency liquidity vehicle. The amount available on this line at December 31, 2010 was approximately $81.5 million, which is secured by a pledge of our consumer and commercial and industrial loan portfolios. Also, we classify all of our securities as available for sale to enable us to liquidate them if the need arises.

Liquidity risk represents the risk of loss due to the possibility that funds may not be available to satisfy current or future commitments based on external market issues, customer or creditor perception of financial strength, and events unrelated to Summit such as war, terrorism, or financial institution market specific issues. The Asset/Liability Management Committee ("ALCO"), comprised of members of senior management and certain members of the Board of Directors, oversees our liquidity risk management process. The ALCO develops and recommends policies and limits governing our liquidity to the Board of Directors for approval with the objective of ensuring that we can obtain cost-effective funding to meet current and future obligations, as well as maintain sufficient levels of on-hand liquidity, under both normal and "stressed" circumstances.

One aspect of our liquidity management process is establishing contingency liquidity funding plans under various scenarios in order to prepare for unexpected liquidity shortages or events. The following represents three "stressed" liquidity circumstances and our related contingency plans with respect to each.

Scenario 1 – Summit Community's capital status becomes less than "well capitalized". Banks which are less than "well capitalized" in accordance with regulatory capital guidelines are prohibited from issuing new brokered deposits without first obtaining a waiver from the FDIC to do so. In the event Summit Community's capital status were to fall below well capitalized and was not successful in obtaining the FDIC's waiver to issue new brokered deposits, Summit Community:

- Would have limited amounts of maturing brokered deposits to replace in the short-term, as we have limited our brokered deposits maturing in any one quarter to no more than $50 million.
- Presently has $371 million in available sources of liquid funds which could be drawn upon to fund maturing brokered deposits until Summit Community had restored its capital to well capitalized status.
- Would first seek to restore its capital to well capitalized status through capital contributions from Summit, its parent holding company. Summit has present cash reserves in excess of $4 million available for capital infusion into Summit Community.
- Would generally have no more than $100 million in brokered deposits maturing in any one year time frame, which is well within its presently available sources of liquid funds, if in the event Summit does not have the capital resources to restore Summit Community's capital to well capitalized status. One year would give Summit Community ample time to raise alternative funds either through retail deposits or the sale of assets, and obtain capital resources to restore it to well capitalized status.

Scenario 2 – Summit Community's credit quality deteriorates such that the FHLB restricts further advances. If in the event that the Bank's credit quality deteriorated to the point that further advances under its line with the FHLB were restricted, Summit Community:

- Would severely curtail lending and other growth activities until such time as access to this line could be restored, thus eliminating the need for net new advances.
- Would still have available current liquid funding sources totaling $113 million aside from its FHLB line and,
- In addition, would have available currently almost $64 million unpledged government agency securities (debentures and mortgage backed securities) that are available for use in repurchase arrangements with institutional broker and would result in a funding source of at least $51 million to meet unforeseen liquidity needs.

Scenario 3 – A competitive financial institution offers a retail deposit program at interest rates significantly above current market rates in the Summit Community's market areas. If a competitive financial institution offered a retail deposit program at rates well in excess of current market rates in the Summit Community's market area, the Bank:

- Presently has $371 million in available sources of liquid funds which could be drawn upon immediately to fund any "net run off" of deposits from this activity.
- Would severely curtail lending and other growth activities so as to preserve the availability of as much contingency funds as possible.
- Would begin offering its own competitive deposit program when deemed prudent so as to restore the retail deposits lost to the competition.

We continuously monitor our liquidity position to ensure that day-to-day as well as anticipated funding needs are met. We are not aware of any trends, commitments, events or uncertainties that have resulted in or are reasonably likely to result in a material change to our liquidity.

Growth and Expansion: During 2010, we spent approximately $0.4 million on capital expenditures for premises and equipment. We expect our capital expenditures to approximate $0.5 million in 2011, primarily for equipment upgrades.

Management anticipates that the Company's near term level of assets will remain stable or even decline slightly in comparison with that of recent prior years due to the present recessionary economic environment and our limited excess capital resources.

Capital Compliance: Our capital position has improved despite significant reductions in our earnings over the past two years. Stated as a percentage of total assets, our equity ratio was 6.1% and 5.7% at December 31, 2010 and 2009, respectively. At December 31, 2010, we had Tier 1 risk-based, Total risk-based and Tier 1 leverage capital in excess of the minimum levels required to be considered "well capitalized" of $35.2 million, $20.2 million, and $27.7 million, respectively. Our subsidiary bank, Summit Community Bank, had Tier 1 risk-based, Total risk-based and Tier 1 leverage capital in excess of the minimum "well capitalized" levels of $58.5 million, $28.7 million, and $51.1 million, respectively. We intend to maintain both Summit's and its subsidiary bank's capital ratios at levels that would be considered to be "well capitalized" in accordance with regulatory capital guidelines. See Note 16 of the accompanying consolidated financial statements for further discussion of our regulatory capital.

During 2009, we issued $6.8 million in subordinated debentures, of which $5 million was issued to an affiliate of a director of Summit. We also issued $1.0 million and $0.8 million to two unrelated parties. These three issuances bear an interest rate of 10 percent per annum, have a term of 10 years, and are not prepayable by us within the first five years. During 2008, we issued $10 million of subordinated debentures. This debt has an interest rate of 1 month LIBOR plus 275 basis points, a term of 7.5 years, and is not prepayable by us within the first two and a half years. These subordinated debentures qualify as Tier 2 capital until they are within 5 years of maturity, thereafter the amount qualifying as Tier 2 capital is reduced by 20 percent each year until maturity.

On September 30, 2009, we issued $3.7 million of 8% non-cumulative convertible preferred stock.

Although we have not finalized plans to issue additional securities, we are currently exploring the merits of conducting an additional offering of convertible preferred stock to our existing shareholders.

Stock Repurchases: In August 2006, our Board of Directors authorized the open market repurchase of up to 225,000 shares (approximately 3%) of the issued and outstanding shares of our stock. During 2010, we did not repurchase any shares under this plan, and no further share repurchases are presently contemplated.

Issuance of Trust Preferred Securities: Under Federal Reserve Board guidelines, we had the ability to issue an additional $7.4 million of trust preferred securities as of December 31, 2010 that would qualify as Tier 1 regulatory capital to support our future growth. Trust preferred securities issuances in excess of this limit generally may be included in Tier 2 capital.

Dividends: Cash dividends per common share were $0.06 in 2009. There were no cash dividends paid on common shares in 2010. The related dividend payout ratio is not meaningful for either 2010 or 2009 as a result of our unprofitability. Future cash dividends will depend on the earnings, and financial condition of our subsidiary bank and our capital adequacy as well as general economic conditions. As discussed below under Regulatory Matters, we are presently restricted from paying cash dividends on our common stock.

The primary source of funds for the dividends paid to our shareholders is dividends received from our subsidiary bank. Dividends paid by our subsidiary bank are subject to restrictions by banking law and regulations and require approval by the bank's regulatory agency if dividends declared in any year exceed the bank's current year's net income, as defined, plus its retained net profits of the two preceding years. Presently, as a result of the current bank MOU, the bank is required to give 30 days prior written notice of its intent to pay any cash dividends to its regulatory authorities to give regulatory authorities an opportunity to object.

Regulatory Matters: Summit and the Bank have entered into informal Memoranda of Understanding ("MOU's") with their respective regulatory authorities. A memorandum of understanding is characterized by the regulatory authorities as an informal action that is not published or publicly available and that is used when circumstances warrant a milder form of action than a formal supervisory action, such as a formal written agreement or order. Among other things, under the MOU's, Summit's management team has agreed to:

- The Bank achieving and maintaining a minimum Tier 1 leverage capital ratio of at least 8% and a total risk-based capital ratio of at least 11%;
- The Bank providing 30 days prior notice of any declaration of intent to pay cash dividends to provide the Bank's regulatory authorities an opportunity to object;
- Summit suspending all cash dividends on its common stock until further notice. Dividends on all preferred stock, as well as interest payments on subordinated notes underlying Summit's trust preferred securities, continue to be permissible; and,
- Summit not incurring any additional debt, other than trade payables, without the prior written consent of the principal banking regulators.

The Bank MOU was amended effective February 1, 2011, to include additional requirements that management:

- Review overall liquidity objectives and develop and submit to regulatory authorities plans and procedures aimed to improve liquidity and reduce reliance on volatile liabilities; and
- Perform a risk segmentation analysis of concentrations of credit and develop plan to reduce any segment of the portfolio which regulatory authorities deem to be an undue concentration of credit.

Management presently believes Summit and the Bank are in compliance with all provisions of the MOUs.

Contractual Cash Obligations: During our normal course of business, we incur contractual cash obligations. The following table summarizes our contractual cash obligations at December 31, 2010.

Table XIII - Contractual Cash Obligations

Dollars in thousands		**Long Term Debt and Subordinated Debentures**		**Operating Leases**
2011		35,395		199
2012		66,720		150
2013		41,885		138
2014		83,416		125
2015		11,894		21
Thereafter		101,188		-
Total	$	340,498	$	633

Off-Balance Sheet Arrangements: We are involved with some off-balance sheet arrangements that have or are reasonably likely to have an effect on our financial condition, liquidity, or capital. These arrangements at December 31, 2010 are presented in the following table. Refer to Note 14 of the accompanying consolidated financial statements for further discussion of our off-balance sheet arrangements.

Table XIV - Off-Balance Sheet Arrangements

Dollars in thousands		
Commitments to extend credit		
Revolving home equity and credit card lines	$	43,848
Construction loans		15,232
Other loans		36,342
Standby letters of credit		4,882
Total	$	100,304

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

MARKET RISK MANAGEMENT

Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to changes in interest rates, exchange rates and equity prices. Interest rate risk is our primary market risk and results from timing differences in the repricing of assets, liabilities and off-balance sheet instruments, changes in relationships between rate indices and the potential exercise of embedded options. The principal objective of asset/liability management is to minimize interest rate risk and our actions in this regard are taken under the guidance of our Asset/Liability Management Committee ("ALCO"). The ALCO is comprised of members of senior management and members of the Board of Directors. The ALCO actively formulates the economic assumptions that we use in our financial planning and budgeting process and establishes policies which control and monitor our sources, uses and prices of funds.

Some amount of interest rate risk is inherent and appropriate to the banking business. Our net income is affected by changes in the absolute level of interest rates. At December 31, 2010, our interest rate risk position was liability sensitive. That is, liabilities are likely to reprice faster than assets, resulting in a decrease in net interest income in a rising rate environment, while a falling interest rate environment would produce an increase in net interest income. Net interest income is also subject to changes in the shape of the yield curve. In general, a flat yield curve results in a decline in our earnings due to the compression of earning asset yields and funding rates, while a steepening would result in increased earnings as margins widen.

Several techniques are available to monitor and control the level of interest rate risk. We primarily use earnings simulations modeling to monitor interest rate risk. The earnings simulation model forecasts the effects on net interest income under a variety of interest rate scenarios that incorporate changes in the absolute level of interest rates and changes in the shape of the yield curve. Each increase or decrease in rates is assumed to gradually take place over a 12 month period, and then remain stable, except for the up 400 scenario, which assumes a gradual increase in rates over 24 months. Assumptions used to project yields and rates for new loans and deposits are derived from historical analysis. Securities portfolio maturities and prepayments are reinvested in like instruments. Mortgage loan prepayment assumptions are developed from industry estimates of prepayment speeds. Noncontractual deposit repricings are modeled on historical patterns.

The following table presents the estimated sensitivity of our net interest income to changes in interest rates, as measured by our earnings simulation model as of December 31, 2010. The sensitivity is measured as a percentage change in net interest income given the stated changes in interest rates (gradual change over 12 months, stable thereafter for the up and down 100 and the up 200 scenarios, and gradual change over 24 months for the up 400 scenario) compared to net interest income with rates unchanged in the same period. The estimated changes set forth below are dependent on the assumptions discussed above and are well within our ALCO policy limit, which is a 10% reduction in net interest income over the ensuing twelve month period.

Change in Interest Rates	**Estimated % Change in Net Interest Income Over:**	
basis points	**0 - 12 Months**	**13 - 24 Months**
Down 100 (1)	1.00%	8.10%
Up 100 (1)	-1.75%	4.57%
Up 200 (1)	-3.39%	2.20%
Up 400 (2)	-3.36%	1.05%

(1) assumes a parallel shift in the yield curve over 12 months

(2) assumes a parallel shift in the yield curve over 24 months

REPORT OF MANAGEMENT'S ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

Summit Financial Group, Inc. is responsible for the preparation, integrity, and fair presentation of the consolidated financial statements included in this annual report. The consolidated financial statements and notes included in this annual report have been prepared in conformity with United States generally accepted accounting principles and necessarily include some amounts that are based on management's best estimates and judgments.

We, as management of Summit Financial Group, Inc., are responsible for establishing and maintaining effective internal control over financial reporting that is designed to produce reliable financial statements in conformity with United States generally accepted accounting principles and in conformity with the Federal Financial Institutions Examination Council instructions for consolidated Reports of Condition and Income (call report instructions). The system of internal control over financial reporting as it relates to the financial statements is evaluated for effectiveness by management and tested for reliability through a program of internal audits. Actions are taken to correct potential deficiencies as they are identified. Any system of internal control, no matter how well designed, has inherent limitations, including the possibility that a control can be circumvented or overridden and misstatements due to error or fraud may occur and not be detected. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only reasonable assurance with respect to financial statement preparation.

The Audit Committee, consisting entirely of independent directors, meets regularly with management, internal auditors and the independent registered public accounting firm, and reviews audit plans and results, as well as management's actions taken in discharging responsibilities for accounting, financial reporting, and internal control. Arnett & Foster, P.L.L.C., independent registered public accounting firm, and the internal auditors have direct and confidential access to the Audit Committee at all times to discuss the results of their examinations.

Management assessed the Corporation's system of internal control over financial reporting as of December 31, 2010. In making this assessment, we used the criteria for effective internal control over financial reporting set forth in *Internal Control-Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concludes that, as of December 31, 2010, its system of internal control over financial reporting is effective and meets the criteria of the *Internal Control-Integrated Framework*. Arnett & Foster, P.L.L.C., independent registered public accounting firm, has issued an attestation report on management's assessment of the Corporation's internal control over financial reporting.

Management is also responsible for compliance with the federal and state laws and regulations concerning dividend restrictions and federal laws and regulations concerning loans to insiders designated by the FDIC as safety and soundness laws and regulations.

Management assessed compliance with the designated laws and regulations relating to safety and soundness. Based on this assessment, management believes that Summit complied, in all significant respects, with the designated laws and regulations related to safety and soundness for the year ended December 31, 2010.



H, Charles Maddy, III
President and
Chief Executive Officer



Robert S. Tissue
Senior Vice President
and Chief Financial Officer



Julie R. Cook
Vice President
and Chief Accounting Officer

Moorefield, West Virginia
February 28, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EFFECTIVENESS OF INTERNAL CONTROL OVER FINANCIAL REPORTING


ARNETT &FOSTER
Certified Public Accountants, P.L.L.C.

To the Board of Directors and Shareholders
Summit Financial Group, Inc.
Moorefield, West Virginia

We have audited Summit Financial Group, Inc.'s and subsidiaries internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Summit Financial Group, Inc.'s and subsidiaries management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management's Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards established by the Public Company Accounting Oversight Board (United States). Those standards required that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Summit Financial Group, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based upon the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the financial statements of Summit Financial Group, Inc. and our report, dated February 28, 2011, expressed an unqualified opinion.

Arnett & Foster, P.L.L.C.

Charleston, West Virginia
February 28, 2011

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


ARNETT & FOSTER
Certified Public Accountants, P.L.L.C.

To the Board of Directors
Summit Financial Group, Inc.
Moorefield, West Virginia

We have audited the accompanying consolidated balance sheets of Summit Financial Group, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Summit Financial Group, Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Summit Financial Group, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control – Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 28, 2011, expressed an unqualified opinion on the effectiveness of Summit Financial Group Inc's internal control over financial reporting.

Arnett + Foster, P.L.L.C.

Charleston, West Virginia
February 28, 2011

Consolidated Balance Sheets

Dollars in thousands	December 31, 2010	December 31, 2009
ASSETS		
Cash and due from banks	$ **4,652**	$ 6,813
Interest bearing deposits with other banks	**45,696**	34,247
Securities available for sale	**271,730**	271,654
Other investments	**22,941**	24,008
Loan held for sale, net	**343**	1
Loans, net	**995,319**	1,137,336
Property held for sale, net	**70,235**	40,293
Premises and equipment, net	**23,092**	24,234
Accrued interest receivable	**5,879**	6,323
Intangible assets	**9,002**	9,353
Other assets	**29,581**	30,363
Total assets	$ **1,478,470**	$ 1,584,625
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Deposits		
Non-interest bearing	$ **74,604**	$ 74,119
Interest bearing	**962,335**	943,219
Total deposits	**1,036,939**	1,017,338
Short-term borrowings	**1,582**	49,739
Long-term borrowings	**304,109**	381,492
Subordinated debentures	**16,800**	16,800
Subordinated debentures owed to unconsolidated subsidiary trusts	**19,589**	19,589
Other liabilities	**9,630**	9,007
Total liabilities	**1,388,649**	1,493,965
Commitments and Contingencies		
Shareholders' Equity		
Preferred stock and related surplus, $1.00 par value; authorized 250,000 shares; 3,710 shares issued 2010 and 2009	**3,519**	3,519
Common stock and related surplus, $2.50 par value; authorized 20,000,000; issued 2010 and 2009 - 7,425,472 shares	**24,508**	24,508
Retained earnings	**61,201**	63,474
Accumulated other comprehensive income	**593**	(841)
Total shareholders' equity	**89,821**	90,660
Total liabilities and shareholders' equity	$ **1,478,470**	$ 1,584,625

See Notes to Consolidated Financial Statements

Consolidated Statements of Income

Dollars in thousands (except per share amounts)	For the Year Ended December 31, 2010	2009	2008
Interest income			
Interest and fees on loans			
Taxable	$ 65,643	$ 71,405	$ 77,055
Tax-exempt	314	439	460
Interest and dividends on securities			
Taxable	11,922	15,601	13,707
Tax-exempt	1,762	2,079	2,254
Interest on interest bearing deposits with other banks	31	12	4
Interest on Federal Funds sold	-	-	4
Total interest income	79,672	89,536	93,484
Interest expense			
Interest on deposits	21,036	24,951	27,343
Interest on short-term borrowings	80	573	2,392
Interest on long-term borrowings and subordinated debentures	18,404	20,470	19,674
Total interest expense	39,520	45,994	49,409
Net interest income	40,152	43,542	44,075
Provision for loan losses	21,350	20,325	15,500
Net interest income after provision for loan losses	18,802	23,217	28,575
Noninterest income			
Insurance commissions	4,744	5,045	5,139
Service fees	3,039	3,330	3,246
Realized securities gains (losses)	2,051	1,497	(6)
Net cash settlement on interest rate swaps	-	-	(170)
Change in fair value of interest rate swaps	-	-	705
Gain (loss) on sale of assets	142	(112)	126
Writedown of OREO	(3,401)	-	-
Other	1,634	1,406	888
Total other-than-temporary impairment loss on securities	(1,816)	(5,892)	(7,060)
Portion of loss recognized in other comprehensive income	828	526	-
Net impairment loss recognized in earnings	(988)	(5,366)	(7,060)
Total noninterest income	7,221	5,800	2,868
Noninterest expenses			
Salaries and employee benefits	15,133	15,908	16,762
Net occupancy expense	2,009	2,032	1,870
Equipment expense	2,457	2,151	2,173
Supplies	481	967	925
Professional fees	1,015	1,409	723
Amortization of intangibles	351	351	351
FDIC premiums	2,870	3,223	744
OREO expense	1,577	478	142
Other	5,060	5,379	5,744
Total noninterest expenses	30,953	31,898	29,434
Income (loss) before income tax expense	(4,930)	(2,881)	2,009
Income tax expense (benefit)	(2,955)	(2,165)	(291)
Net income (loss)	(1,975)	(716)	2,300
Dividends on preferred shares	297	74	-
Net income (loss) applicable to common shares	$ (2,272)	$ (790)	$ 2,300
Basic earnings per common share	$ (0.31)	$ (0.11)	$ 0.31
Diluted earnings per common share	$ (0.31)	$ (0.11)	$ 0.31

See Notes to Consolidated Financial Statements

Consolidated Statements of Shareholders' Equity

For the Years Ended December 31, 2010, 2009 and 2008

Dollars in thousands (except per share amounts)	Preferred Stock and Related Surplus	Common Stock and Related Surplus	Retained Earnings**	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity**
Balance, December 31, 2007	$ -	$ 24,391	$ 65,077	$ -	$ (48)	$ 89,420
Comprehensive income:						
Net income	-	-	2,300	-	-	2,300
Other comprehensive income, net of deferred tax benefit of $1,146:						
Net unrealized loss on securities of $3,016, net of reclassification adjustment for losses included in net income of $6	-	-	-	-	(1,870)	(1,870)
Total comprehensive income						430
Exercise of stock options	-	15	-	-	-	15
Stock compensation expense	-	12	-	-	-	12
Repurchase of common stock	-	35	-	-	-	35
Cash dividends declared ($0.36 per share)	-	-	(2,668)	-	-	(2,668)
Balance, December 31, 2008	-	24,453	64,709	-	(1,918)	87,244
Comprehensive income:						
Net loss	-	-	(716)	-	-	(716)
Other comprehensive income:						
Non-credit related other-than-temporary impairment on debt securities of $75, net of deferred tax benefit of $28	-	-	-	-	47	47
Net unrealized loss on securities of $1,663, net of deferred tax benefit of $633 and reclassification adjustment for gains included in net income of $1,497	-	-	-	-	1,030	1,030
Total comprehensive income						361
Exercise of stock options	-	55	-	-	-	55
Issuance of 3,710 shares of preferred stock	3,519	-	-	-	-	3,519
Preferred stock cash dividends declared ($20.00 per share)	-	-	(74)	-	-	(74)
Common stock cash dividends declared ($0.06 per share)	-	-	(445)	-	-	(445)
Balance, December 31, 2009	3,519	24,508	63,474	-	(841)	90,660
Comprehensive income:						
Net loss	-	-	**(1,975)**	-	-	**(1,975)**
Other comprehensive income:						
Non-credit related other-than-temporary impairment on debt securities of $828, net of deferred tax benefit of $315	-	-	-	-	**(513)**	**(513)**
Net unrealized loss on securities of $3,140, net of deferred tax benefit of $1,193 and reclassification adjustment for gains included in net income of $2,051	-	-	-	-	**1,947**	**1,947**
Total comprehensive income						**(541)**
Preferred stock cash dividends declared ($20.00 per share)	-	-	**(297)**	-	-	**(297)**
Balance, December 31, 2010	**$ 3,519**	**$ 24,508**	**$ 61,201**	**$ -**	**$ 593**	**$ 89,821**

**column may not add due to rounding

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

Dollars in thousands	For the Year Ended December 31, 2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ **(1,975)**	$ (716)	$ 2,300
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation	**1,566**	1,600	1,602
Provision for loan losses	**21,350**	20,325	15,500
Stock compensation expense	**-**	-	12
Deferred income tax expense (benefit)	**(4,424)**	1,272	(5,745)
Loans originated for sale	**(9,778)**	(16,498)	(5,961)
Proceeds from loans sold	**9,437**	17,508	6,420
(Gains) on loans sold	**-**	(34)	(60)
Realized security (gains) losses	**(2,051)**	(1,497)	6
Change in fair value of derivative instruments	**-**	-	(705)
Other-than-temporary losses on securities	**988**	5,366	7,060
(Gain) loss on sale of assets	**(142)**	112	(126)
Writedown of property held for sale	**3,401**	-	196
Amortization of securities premiums (accretion of discounts), net	**(620)**	(2,561)	(519)
Amortization of goodwill and purchase accounting adjustments, net	**363**	363	363
Tax benefit of exercise of stock options	**-**	-	6
(Increase) decrease in accrued interest receivable	**444**	894	(26)
(Increase) decrease in other assets	**1,917**	(6,167)	(2,533)
Increase in other liabilities	**623**	348	2,575
Net cash provided by operating activities	**21,099**	20,315	20,365
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from maturities and calls of securities available for sale	**60,972**	21,365	22,944
Proceeds from sales of securities available for sale	**50,893**	45,543	1,141
Principal payments received on securities available for sale	**57,444**	73,631	30,858
Purchases of securities available for sale	**(165,390)**	(84,166)	(112,086)
Purchases of other investments	**(2,998)**	(3,982)	(15,232)
Redemption of Federal Home Bank Loan Stock	**1,065**	-	12,257
Proceeds from maturities and calls of other investments	**3,000**	3,000	-
Net decrease in federal funds sold	**-**	2	179
Principal collected from (loans made to) customers, net	**71,571**	(777)	(163,971)
Purchases of premises and equipment	**(426)**	(3,409)	(1,940)
Proceeds from sale of other repossessed assets & property held for sale	**18,295**	3,411	2,889
(Purchase of) interest bearing deposits with other banks	**(11,449)**	(34,139)	(31)
Purchases of life insurance contracts	**-**	(2,100)	-
Proceeds from early termination of interest rate swap	**-**	-	212
Net cash provided by (used in) investing activities	**82,977**	18,379	(222,780)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase (decrease) in demand deposit, NOW and savings accounts	**(9,176)**	122,638	(40,910)
Net increase (decrease) in time deposits	**28,777**	(71,151)	178,071
Net (decrease) in short-term borrowings	**(48,157)**	(103,360)	(18,955)
Proceeds from long-term borrowings	**-**	82,656	131,281
Repayments of long-term borrowings	**(77,384)**	(83,911)	(54,377)
Proceeds from issuance of subordinated debentures	**-**	6,762	-
Net proceeds from issuance of preferred stock	**-**	3,519	-
Exercise of stock options	**-**	43	9
Dividends paid	**-**	(445)	(2,668)
Dividends paid on preferred stock	**(297)**	-	-
Reinvested dividends	**-**	12	35
Net cash provided by (used in) financing activities	**(106,237)**	(43,237)	192,486
Increase (decrease) in cash and due from banks	**(2,161)**	(4,543)	(9,929)
Cash and due from banks:			
Beginning	**6,813**	11,356	21,285
Ending	$ **4,652**	$ 6,813	$ 11,356

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows-continued

Dollars in thousands	For the Year Ended December 31, 2010	2009	2008
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Cash payments for:			
Interest	$ 40,537	$ 46,645	$ 49,347
Income taxes	$ 275	$ 1,395	$ 4,190
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES			
Other assets acquired in settlement of loans	$ 49,095	$ 35,273	$ 8,802

See Notes to Consolidated Financial Statements

NOTE 1. BASIS OF PRESENTATION

We are a financial holding company headquartered in Moorefield, West Virginia. Our primary business is community banking. Our community bank subsidiary, Summit Community Bank ("Summit Community") provides commercial and retail banking services primarily in the Eastern Panhandle and South Central regions of West Virginia and the Northern region of Virginia. We also operate Summit Insurance Services, LLC in Moorefield, West Virginia and Leesburg, Virginia.

Our accounting and reporting policies conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry.

Use of estimates: We must make estimates and assumptions that affect the reported amounts and disclosures in preparing our financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

Principles of consolidation: The accompanying consolidated financial statements include the accounts of Summit and its subsidiaries. All significant accounts and transactions among these entities have been eliminated.

Variable interest entities: In accordance with ASC Topic 810, *Consolidation,* business enterprises that represent the primary beneficiary of another entity by retaining a controlling interest in that entity's assets, liabilities and results of operations must consolidate that entity in its financial statements. Prior to the issuance of ASC Topic 810, consolidation generally occurred when an enterprise controlled another entity through voting interests. If applicable, transition rules allow the restatement of financial statements or prospective application with a cumulative effect adjustment. We have determined that the provisions of ASC Topic 810 do not require consolidation of subsidiary trusts which issue guaranteed preferred beneficial interests in subordinated debentures (Trust Preferred Securities). The Trust Preferred Securities continue to qualify as Tier 1 capital for regulatory purposes. The banking regulatory agencies have not issued any guidance which would change the regulatory capital treatment for the Trust Preferred Securities based on the adoption of ASC Topic 810. The adoption of the provisions of ASC Topic 810 has had no material impact on our results of operations, financial condition, or liquidity. See Note 11 of our Notes to Consolidated Financial Statements for a discussion of our subordinated debentures owed to unconsolidated subsidiary trusts.

Presentation of cash flows: For purposes of reporting cash flows, cash and due from banks includes cash on hand and amounts due from banks (including cash items in process of clearing). Cash flows from federal funds sold, demand deposits, NOW accounts, savings accounts and short-term borrowings are reported on a net basis, since their original maturities are less than three months. Cash flows from loans and certificates of deposit and other time deposits are reported net.

Advertising: Advertising costs are expensed as incurred.

Trust services: Assets held in an agency or fiduciary capacity are not our assets and are not included in the accompanying consolidated balance sheets. Trust services income is recognized on the cash basis in accordance with customary banking practice. Reporting such income on a cash basis rather than the accrual basis does not have a material effect on net income.

Reclassifications: Certain accounts in the consolidated financial statements for 2009 and 2008, as previously presented, have been reclassified to conform to current year classifications.

Significant accounting policies: The following table identifies our other significant accounting policies and the Note and page where a detailed description of each policy can be found.

Fair Value Measurements	Note 3	Page 54
Securities	Note 4	Page 59
Loans	Note 5	Page 63
Allowance for Loan Losses	Note 6	Page 69
Property Held for Sale	Note 7	Page 71
Premises and Equipment	Note 8	Page 71
Intangible Assets	Note 9	Page 71
Securities Sold Under Agreements to Repurchase	Note 11	Page 74
Income Taxes	Note 12	Page 75
Stock Based Compensation	Note 13	Page 77
Earnings Per Share	Note 18	Page 82

NOTE 2. SIGNIFICANT NEW AUTHORITATIVE ACCOUNTING GUIDANCE

ASU No. 2010-06, *Fair Value Measurements and Disclosures (Topic 820) - Improving Disclosures About Fair Value Measurements,* requires expanded disclosures related to fair value measurements including (i) the amounts of significant transfers of assets or liabilities between Levels 1 and 2 of the fair value hierarchy and the reasons for the transfers, (ii) the reasons for transfers of assets or liabilities in or out of Level 3 of the fair value hierarchy, with significant transfers disclosed separately, (iii) the policy for determining when transfers between levels of the fair value hierarchy are recognized and (iv) for recurring fair value measurements of assets and liabilities in Level 3 of the fair value hierarchy, a gross presentation of information about purchases, sales, issuances and settlements. ASU 2010-06 further clarifies that (i) fair value measurement disclosures should be provided for each class of assets and liabilities (rather than major category), which would generally be a subset of assets or liabilities within a line item in the statement of financial position and (ii) company's should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for each class of assets and liabilities included in Levels 2 and 3 of the fair value hierarchy. The disclosures related to the gross presentation of purchases, sales, issuances and settlements of assets and liabilities included in Level 3 of the fair value hierarchy will be required for us beginning January 1, 2011. The remaining disclosure requirements and clarifications made by ASU 2010-06 became effective for us on January 1, 2010. See Note 3 – Fair Value Measurements.

ASU No. 2010-11, *Derivatives and Hedging (Topic 815) - Scope Exception Related to Embedded Credit Derivatives* clarifies that the only form of an embedded credit derivative that is exempt from embedded derivative bifurcation requirements are those that relate to the subordination of one financial instrument to another. As a result, entities that have contracts containing an embedded credit derivative feature in a form other than such subordination may need to separately account for the embedded credit derivative feature. The provisions of ASU 2010-11 were effective for us on July 1, 2010 and did not have a significant impact on our financial statements.

ASU No. 2010-20, *Receivables (Topic 310) - Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses* requires entities to provide disclosures designed to facilitate financial statement users' evaluation of (i) the nature of credit risk inherent in the entity's portfolio of financing receivables, (ii) how that risk is analyzed and assessed in arriving at the allowance for credit losses and (iii) the changes and reasons for those changes in the allowance for credit losses. Disclosures must be disaggregated by portfolio segment, the level at which an entity develops and documents a systematic method for determining its allowance for credit losses, and class of financing receivable. The required disclosures include, among other things, a rollforward of the allowance for credit losses as well as information about modified, impaired, non-accrual and past due loans and credit quality indicators. ASU 2010-20 will be effective for our financial statements as of December 31, 2010, as it relates to disclosures required as of the end of a reporting period. Disclosures that relate to activity during a reporting period will be required for our financial statements that include periods beginning on or after January 1, 2011.

ASU No. 2011-01, *Receivables (Topic 310) – Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20* temporarily delays the effective date of the disclosures regarding troubled debt restructurings in ASU No. 2010-20 for public entities. The anticipated effective date is for interim and annual reporting periods ending after June 15, 2011.

ASU No. 2010-28, *Intangibles – Goodwill and Other (Topic 350) – When to Perform Step 2 of the goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts* modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with the existing guidance and examples in paragraph 350-20-35-30, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. This amendment will be effective for us beginning with the 2011 year.

NOTE 3. FAIR VALUE MEASUREMENTS

ASC Topic 820, *Fair Value Measurements and Disclosures,* defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC Topic 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value.

Level 1: Quoted prices (unadjusted) or identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Accordingly, securities available-for-sale are recorded at fair value on a recurring basis. Additionally, from time to time, we may be required to record other assets at fair value on a nonrecurring basis, such as loans held for sale, and impaired loans held for investment. These nonrecurring fair value adjustments typically involve application of lower of cost or market accounting or write-downs of individual assets.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value.

Available-for-Sale Securities: Investment securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets and money market funds. Level 2 securities include mortgage-backed securities issued by government sponsored entities, municipal bonds and corporate debt securities. Certain residential mortgage-backed securities issued by nongovernment entities are Level 3, due to the unobservable inputs used in pricing those securities.

Loans Held for Sale: Loans held for sale are carried at the lower of cost or market value. The fair value of loans held for sale is based on what secondary markets are currently offering for portfolios with similar characteristics. As such, we classify loans subject to nonrecurring fair value adjustments as Level 2.

Loans: We do not record loans at fair value on a recurring basis. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures impairment in accordance with ASC Topic 310. The fair value of impaired loans is estimated using one of several methods, including collateral value, liquidation value and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. At December 31, 2010, substantially all of the total impaired loans were evaluated based on the fair value of the collateral. In accordance with ASC Topic 310, impaired loans where an allowance is established based on the fair value of collateral requires classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or a current appraised value, we record the impaired loan as nonrecurring Level 2. When a current appraised value is not available and there is no observable market price, we record the impaired loan as nonrecurring Level 3.

When a collateral dependent loan is identified as impaired, management immediately begins the process of evaluating the estimated fair value of the underlying collateral on an "as is" basis to determine if a related specific allowance for loan losses or charge-off is necessary. Current "as is" appraisals are ordered once a loan is deemed impaired if the existing appraisal is more than twelve months old, or more frequently if there is known deterioration in value. For recently identified impaired loans, a current appraisal may not be available at the financial statement date. Until the current appraisal is obtained, the original appraised value is discounted, as appropriate, to compensate for the estimated depreciation in the value of the loan's underlying collateral since the date of the original appraisal. Such discounts are generally estimated based upon management's knowledge of sales of similar collateral within the applicable market area and its knowledge of other real estate market-related data as well as general economic trends. When a new appraisal is received (which generally are received within 3 months of a loan being identified as impaired), management then re-evaluates the fair value of the collateral and adjusts any specific allocated allowance for loan losses, as appropriate. In addition, management also assigns a discount of 7–10% for the estimated costs to sell the collateral. As of December 31, 2010, the total fair value of our collateral dependent impaired loans which had a related specific allowance or charge-off was $6,996,000 less than the related appraised values of the underlying collateral for such loans.

Other Real Estate Owned ("OREO"): OREO consists of real estate acquired in foreclosure or other settlement of loans. Such assets are carried on the balance sheet at the lower of the investment in the real estate or its fair value less estimated selling costs. The fair value of OREO is determined on a nonrecurring basis generally utilizing current "as is" appraisals performed by an independent, licensed appraiser applying an income or market value approach using observable market data (Level 2). Updated appraisals of OREO are generally obtained if the existing appraisal is more than 18 months old, or more frequently if there is a known deterioration in value. However, if a current appraisal is not available, the original appraised value is discounted, as appropriate, to compensate for the estimated depreciation in the value of the real estate since the date of its original appraisal. Such discounts are generally estimated based upon management's knowledge of sales of similar property within the applicable market area and its knowledge of other real estate market-related data as well as general economic trends (Level 3). Upon foreclosure, any fair value adjustment is charged against the allowance for loan losses. Subsequent fair value adjustments are recorded in the period incurred and included in other noninterest income in the consolidated statements of income.

A distribution of asset and liability fair values according to the fair value hierarchy at December 31, 2010 is provided in the tables below.

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

The table below presents the recorded amount of assets and liabilities measured at fair value on a recurring basis.

	Balance at	Fair Value Measurements Using:		
Dollars in thousands	**December 31, 2010**	**Level 1**	**Level 2**	**Level 3**
Available for sale securities				
U.S. Government sponsored agencies	$ 30,665	$ -	$ 30,665	$ -
Mortgage backed securities:				
Government sponsored agencies	123,037	-	123,037	-
Nongovernment sponsored agencies	59,267	-	59,267	-
State and political subdivisions	22,388	-	22,388	-
Corporate debt securities	949	-	949	-
Other equity securities	77	-	77	-
Tax-exempt state and political subdivisions	35,347	-	35,347	-
Total available for sale securities	$ 271,730	$ -	$ 271,730	$ -

	Balance at	Fair Value Measurements Using:		
Dollars in thousands	**December 31, 2009**	**Level 1**	**Level 2**	**Level 3**
Available for sale securities				
U.S. Government sponsored agencies	$ 54,961	$ -	$ 54,961	$ -
Mortgage backed securities:				
Government sponsored agencies	100,036	-	100,036	-
Nongovernment sponsored agencies	69,797	-	69,797	-
State and political subdivisions	3,792	-	3,792	-
Corporate debt securities	356	-	356	-
Other equity securities	77	-	77	-
Tax-exempt state and political subdivisions	42,635	-	42,635	-
Total available for sale securities	$ 271,654	$ -	$ 271,654	$ -

The table below presents a reconciliation of all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the periods ended December 31, 2010 and 2009.

Dollars in thousands	**Available for Sale Securities**
Balance January 1, 2009	$ 11,711
Total realized/unrealized gains (losses):	
Included in earnings	(5,151)
Included in other comprehensive income	4,401
Purchases, sales, issuances and settlements, net	(970)
Transfers between categories	(9,991)
Balance December 31, 2009	-
Total realized/unrealized gains (losses):	
Included in earnings	-
Included in other comprehensive income	-
Purchases, sales, issuances and settlements, net	-
Transfers between categories	-
Balance December 31, 2010	$ -

Assets and Liabilities Recorded at Fair Value on a Nonrecurring Basis

We may be required, from time to time, to measure certain assets at fair value on a nonrecurring basis in accordance with U.S. generally accepted accounting principles. These include assets that are measured at the lower of cost or market that were recognized at fair value below cost at the end of the period. Assets measured at fair value on a nonrecurring basis are included in the tables below.

	Balance at		Fair Value Measurements Using:				
Dollars in thousands		December 31, 2010		Level 1		Level 2		Level 3
Residential mortgage loans held for sale	$	343	$	-	$	343	$	-
Impaired loans								
Commercial	$	630	$	-	$	-	$	630
Commercial real estate		16,408		-		13,569		2,839
Construction and development		13,940		-		11,251		2,689
Residential real estate		21,028		-		14,836		6,192
Total impaired loans	$	52,006	$	-	$	39,656	$	12,350
OREO	$	70,235	$	-	$	69,855	$	380

		Balance at		Fair Value Measurements Using:				
Dollars in thousands		December 31, 2009		Level 1		Level 2		Level 3
Residential mortgage loans held for sale	$	1	$	-	$	1	$	-
Impaired loans								
Commercial	$	104	$	-	$	-	$	104
Commercial real estate		48,057		-		30,585		17,472
Construction and development		25,621		-		20,718		4,903
Residential real estate		702		-		702		-
Total impaired loans	$	74,484	$	-	$	52,005	$	22,479
OREO	$	40,293	$	-	$	38,788	$	1,505

Impaired loans, which are measured for impairment using the fair value of the collateral for collateral-dependent loans, had a carrying amount of $56,881,000, with a valuation allowance of $4,875,000, resulting in an additional provision for loan losses of $1,035,000 for the year ended December 31, 2010.

ASC Topic 825, *Financial Instruments*, requires disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis. The following summarizes the methods and significant assumptions we used in estimating our fair value disclosures for financial instruments.

Cash and due from banks: The carrying values of cash and due from banks approximate their estimated fair value.

Interest bearing deposits with other banks: The carrying values of interest bearing deposits with other banks approximate their estimated fair values.

Federal funds sold: The carrying values of Federal funds sold approximate their estimated fair values.

Securities: Estimated fair values of securities are based on quoted market prices, where available. If quoted market prices are not available, estimated fair values are based on quoted market prices of comparable securities.

Loans held for sale: The carrying values of loans held for sale approximate their estimated fair values.

Loans: The estimated fair values for loans are computed based on scheduled future cash flows of principal and interest, discounted at interest rates currently offered for loans with similar terms to borrowers of similar credit quality. No prepayments of principal are assumed.

Accrued interest receivable and payable: The carrying values of accrued interest receivable and payable approximate their estimated fair values.

Deposits: The estimated fair values of demand deposits (i.e. non-interest bearing checking, NOW, money market and savings accounts) and other variable rate deposits approximate their carrying values. Fair values of fixed maturity deposits are estimated using a discounted cash flow methodology at rates currently offered for deposits with similar remaining maturities. Any intangible value of long-term relationships with depositors is not considered in estimating the fair values disclosed.

Short-term borrowings: The carrying values of short-term borrowings approximate their estimated fair values.

Long-term borrowings: The fair values of long-term borrowings are estimated by discounting scheduled future payments of principal and interest at current rates available on borrowings with similar terms.

Subordinated debentures: The carrying values of subordinated debentures approximate their estimated fair values.

Subordinated debentures owed to unconsolidated subsidiary trusts: The carrying values of subordinated debentures owed to unconsolidated subsidiary trusts approximate their estimated fair values.

Off-balance sheet instruments: The fair values of commitments to extend credit and standby letters of credit are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit standing of the counter parties. The amounts of fees currently charged on commitments and standby letters of credit are deemed insignificant, and therefore, the estimated fair values and carrying values are not shown below.

The carrying values and estimated fair values of our financial instruments are summarized below:

	At December 31,			
	2010		2009	
Dollars in thousands	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets:				
Cash and due from banks	**$ 4,652**	**$ 4,652**	$ 6,813	$ 6,813
Interest bearing deposits, other banks	**45,696**	**45,696**	34,247	34,247
Securities available for sale	**271,730**	**271,730**	271,654	271,654
Other investments	**22,941**	**22,941**	24,008	24,008
Loans held for sale, net	**343**	**343**	1	1
Loans, net	**995,319**	**1,002,889**	1,137,336	1,152,837
Accrued interest receivable	**5,879**	**5,879**	6,323	6,323
	$ 1,346,560	**$ 1,354,130**	$ 1,480,382	$ 1,495,883
Financial liabilities:				
Deposits	**$ 1,036,939**	**$ 1,102,131**	$ 1,017,338	$ 1,087,212
Short-term borrowings	**1,582**	**1,582**	49,739	49,739
Long-term borrowings	**304,109**	**323,803**	381,492	395,375
Subordinated debentures	**16,800**	**16,800**	16,800	16,800
Subordinated debentures owed to unconsolidated subsidiary trusts	**19,589**	**19,589**	19,589	19,589
Accrued interest payable	**3,130**	**3,130**	4,146	4,146
	$ 1,382,149	**$ 1,467,035**	$ 1,489,104	$ 1,572,861

NOTE 4. SECURITIES

We classify debt and equity securities as "held to maturity", "available for sale" or "trading" according to management's intent. The appropriate classification is determined at the time of purchase of each security and re-evaluated at each reporting date.

Securities held to maturity – Certain debt securities for which we have the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts. There are no securities classified as held to maturity in the accompanying financial statements.

Securities available for sale - Securities not classified as "held to maturity" or as "trading" are classified as "available for sale." Securities classified as "available for sale" are those securities that we intend to hold for an indefinite period of time, but not necessarily to maturity. "Available for sale" securities are reported at estimated fair value net of unrealized gains or losses, which are adjusted for applicable income taxes, and reported as a separate component of shareholders' equity.

Trading securities - There are no securities classified as "trading" in the accompanying financial statements.

Impairment assessment: Impairment exists when the fair value of a security is less than its cost. Cost includes adjustments made to the cost basis of a security for accretion, amortization and previous other-than-temporary impairments. We perform a quarterly assessment of the debt and equity securities in our investment portfolio that have an unrealized loss to determine whether the decline in the fair value of these securities below their cost is other-than-temporary. This determination requires significant judgment. Impairment is considered other-than-temporary when it becomes probable that we will be unable to recover the cost of an investment. This assessment takes into consideration factors such as the length of time and the extent to which the market values have been less than cost, the financial condition and near term prospects of the issuer including events specific to the issuer or industry, defaults or deferrals of scheduled interest, principal or dividend payments, external credit ratings and recent downgrades, and our intent and ability to hold the security for a period of time sufficient to allow for a recovery in fair value. If a decline in fair value is judged to be other than temporary, the cost basis of the individual security is written down to fair value which then becomes the new cost basis. The amount of the write down is included in other-than-temporary impairment of securities in the consolidated statements of income. The new cost basis is not adjusted for subsequent recoveries in fair value, if any.

Realized gains and losses on sales of securities are recognized on the specific identification method. Amortization of premiums and accretion of discounts are computed using the interest method.

The amortized cost, unrealized gains and losses, and estimated fair values of securities at December 31, 2010 and 2009, are summarized as follows:

	2010			
	Amortized	Unrealized		Estimated
Dollars in thousands	Cost	Gains	Losses	Fair Value
Available for Sale				
Taxable debt securities				
U. S. Government agencies and corporations	$ 30,645	$ 319	$ 299	$ 30,665
Residential mortgage-backed securities:				
Government-sponsored agencies	119,608	3,642	213	123,037
Nongovernment-sponsored entities	60,257	2,528	3,518	59,267
State and political subdivisions	23,342	6	960	22,388
Corporate debt securities	999	-	50	949
Total taxable debt securities	234,851	6,495	5,040	236,306
Tax-exempt debt securities				
State and political subdivisions	35,843	211	707	35,347
Total tax-exempt debt securities	35,843	211	707	35,347
Equity securities	77	-	-	77
Total available for sale securities	$ 270,771	$ 6,706	$ 5,747	$ 271,730

Dollars in thousands	2009 Amortized Cost		Unrealized Gains		Unrealized Losses		Estimated Fair Value
Available for Sale							
Taxable debt securities							
U. S. Government agencies and corporations	$	54,850	$	693	$	582	$ 54,961
Residential mortgage-backed securities:							
Government-sponsored agencies		95,939		4,189		92	100,036
Nongovernment-sponsored entities		75,546		662		6,411	69,797
State and political subdivisions		3,760		37		5	3,792
Corporate debt securities		350		6		-	356
Total taxable debt securities		230,445		5,587		7,090	228,942
Tax-exempt debt securities							
State and political subdivisions		42,486		570		421	42,635
Total tax-exempt debt securities		42,486		570		421	42,635
Equity securities		77		-		-	77
Total available for sale securities	$	273,008	$	6,157	$	7,511	$ 271,654

The proceeds from sales, calls and maturities of securities, including principal payments received on available for sale mortgage-backed obligations and the related gross gains and losses realized are as follows:

Dollars in thousands	Proceeds from			Gross realized	
Years ended December 31,	**Sales**	**Calls and Maturities**	**Principal Payments**	**Gains**	**Losses**
2010	$ 50,893	$ 60,972	$ 57,444	$ 2,061	$ 10
2009	$ 45,543	$ 21,365	$ 73,631	$ 1,511	$ 14
2008	$ 1,141	$ 22,944	$ 30,858	$ 6	$ 12

Residential mortgage-backed obligations having contractual maturities ranging from 1 to 30 years are reflected in the following maturity distribution schedules based on their anticipated average life to maturity, which ranges from 1 to 18 years. Accordingly, discounts are accreted and premiums are amortized over the anticipated average life to maturity of the specific obligation.

The maturities, amortized cost and estimated fair values of securities at December 31, 2010, are summarized as follows:

Dollars in thousands	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 75,068	$ 76,987
Due from one to five years	99,935	100,922
Due from five to ten years	26,460	25,476
Due after ten years	69,231	68,268
Equity securities	77	77
Total	$ 270,771	$ 271,730

At December 31, 2010 and 2009, securities with estimated fair values of $175,852,000 and $201,769,000 respectively, were pledged to secure public deposits, and for other purposes required or permitted by law.

During 2010 and 2009 we recorded other-than-temporary impairment losses on securities as follows:

	2010			2009		
Dollars in thousands	Residential MBS Nongovernment - Sponsored Entities	Equity Securities	Total	Residential MBS Nongovernment - Sponsored Entities	Equity Securities	Total
Total other-than-temporary impairment losses	$ (1,816)	$ -	$ (1,816)	$ (5,646)	$ (215)	$ (5,861)
Portion of loss recognized in other comprehensive income	828	-	828	495	-	495
Net impairment losses recognized in earnings	$ (988)	$ -	$ (988)	$ (5,151)	$ (215)	$ (5,366)

Activity related to the credit component recognized on debt securities available for sale for which a portion of other-than-temporary impairment was recognized in other comprehensive income for year ended December 31, 2010 is as follows:

Dollars in thousands	Total
Balance, January 1, 2010	$ (2,922)
Additions for the credit component on debt securities in which other-than-temporary impairment was not previously recognized	(988)
Securities sold during the period	-
Balance, December 31, 2010	$ (3,910)

At December 31, 2010, our debt securities with other-than-temporary impairment in which only the amount of loss related to credit was recognized in earnings consisted solely of residential mortgage-backed securities issued by nongovernment-sponsored entities. We utilize third party vendors to estimate the portion of loss attributable to credit using discounted cash flow models. The vendors estimate cash flows of the underlying loan collateral of each mortgage-backed security using models that incorporate their best estimates of current key assumptions, such as default rates, loss severity and prepayment rates. Assumptions utilized could vary widely from loan to loan, and are influenced by such factors as loan interest rate, geographical location of the borrower, collateral type and borrower characteristic. Specific such assumptions utilized by our vendors in their valuation of our other-than-temporarily impaired residential mortgage-backed securities issued by nongovernment-sponsored entities were as follows at December 31, 2010:

	Weighted	Range	
	Average	Minimum	Maximum
Constant prepayment rates	8.1%	3.1%	14.4%
Constant default rates	8.4%	3.0%	13.2%
Loss severities	49.8%	34.0%	55.0%

Our vendors performing these valuations also analyze the structure of each mortgage-backed instrument in order to determine how the estimated cash flows of the underlying collateral will be distributed to each security issued from the structure. Expected principal and interest cash flows on the impaired debt securities are discounted predominantly using unobservable discount rates which the vendors assume that market participants would utilize in pricing the specific security. Based on the discounted expected cash flows derived from our vendors' models, we expect to recover the remaining unrealized losses on residential mortgage-backed securities issued by nongovernment sponsored entities.

We held 92 available for sale securities having an unrealized loss at December 31, 2010. Provided below is a summary of securities available for sale which were in an unrealized loss position at December 31, 2010 and 2009. We have the ability and intent to hold these securities until such time as the value recovers or the securities mature. Further, we believe that the decline in value is attributable to changes in market interest rates and not credit quality of the issuer and no additional impairment is warranted at this time.

Dollars in thousands	2010					
	Less than 12 months		12 months or more		Total	
	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
Temporarily impaired securities						
Taxable debt securities						
U. S. Government agencies and corporations	$ 9,658	$ (284)	$ 1,272	$ (15)	$ 10,930	$ (299)
Residential mortgage-backed securities:						
Government-sponsored agencies	24,869	(213)	-	-	24,869	(213)
Nongovernment-sponsored entities	7,506	(459)	12,695	(2,716)	20,201	(3,175)
State and political subdivisions	18,215	(955)	385	(5)	18,600	(960)
Corporate debt securities	949	(50)	-	-	949	(50)
Tax-exempt debt securities						
State and political subdivisions	17,523	(555)	1,169	(152)	18,692	(707)
Total temporarily impaired securities	78,720	(2,516)	15,521	(2,888)	94,241	(5,404)
Other-than-temporarily impaired securities						
Taxable debt securities						
Residential mortgage-backed securities:						
Nongovernment-sponsored entities	71	(43)	4,624	(300)	4,695	(343)
Total other-than-temporarily impaired securities	71	(43)	4,624	(300)	4,695	(343)
Total	$ 78,791	$ (2,559)	$ 20,145	$ (3,188)	$ 98,936	$ (5,747)

Dollars in thousands	2009					
	Less than 12 months		12 months or more		Total	
	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
Temporarily impaired securities						
Taxable debt securities						
U. S. Government agencies and corporations	$ 26,607	$ (581)	$ 138	$ (1)	$ 26,745	$ (582)
Residential mortgage-backed securities:						
Government-sponsored agencies	9,612	(91)	68	(1)	9,680	(92)
Nongovernment-sponsored entities	24,500	(1,530)	21,485	(4,637)	45,985	(6,167)
Tax-exempt debt securities						
State and political subdivisions	12,100	(138)	3,748	(288)	15,848	(426)
Other equity securities	-	-	-	-	-	-
Total temporarily impaired securities	72,819	(2,340)	25,439	(4,927)	98,258	(7,267)
Other-than-temporarily impaired securities						
Taxable debt securities						
Residential mortgage-backed securities:						
Nongovernment-sponsored entities	-	-	1,670	(244)	1,670	(244)
Total other-than-temporarily impaired securities	-	-	1,670	(244)	1,670	(244)
Total	$ 72,819	$ (2,340)	$ 27,109	$ (5,171)	$ 99,928	$ (7,511)

The largest component of the unrealized loss at December 31, 2010 was $3.5 million related to residential mortgage-backed securities issued by nongovernment-sponsored entities. We attribute the unrealized loss on these mortgage-backed securities largely due to their current absence of liquidity. We expect to receive all contractual principal and interest payments due on our debt securities and have the ability and intent to hold these investments until their fair value recovers or until maturity. The mortgages in these asset pools have been made to borrowers with strong credit history and significant equity invested in their homes. They are well diversified geographically. Nonetheless, significant further weakening of economic fundamentals coupled with significant increases in unemployment and substantial deterioration in the value of residential properties could extend distress to this borrower population. This could continue to increase default rates and put additional pressure on property values. Should these conditions persist, the value of these securities could decline further and trigger the recognition of additional other-than-temporary impairment charges.

NOTE 5. LOANS

Loans are generally stated at the amount of unpaid principal, reduced by unearned discount and allowance for loan losses. Interest on loans is accrued daily on the outstanding balances. Loan origination fees and certain direct loan origination costs are deferred and amortized as adjustments of the related loan yield over its contractual life. We categorize residential real estate loans in excess of $600,000 as jumbo loans.

Generally, loans are placed on nonaccrual status when principal or interest is greater than 90 days past due based upon the loan's contractual terms. Interest is accrued daily on impaired loans unless the loan is placed on nonaccrual status. Impaired loans are placed on nonaccrual status when the payments of principal and interest are in default for a period of 90 days, unless the loan is both well-secured and in the process of collection. Interest on nonaccrual loans is recognized primarily using the cost-recovery method. Loans may be returned to accrual status when repayment is reasonably assured and there has been demonstrated performance under the terms of the loan or, if applicable, the terms of the restructured loans.

Commercial-related loans (which are risk-rated) are charged off to the allowance for loan losses when the loss has been confirmed. This determination includes many factors, including the prioritization of our claim in bankruptcy, expectations of the workout/restructuring of the loan and valuation of the borrower's equity.

Consumer-related loans are generally charged off to the allowance for loan losses upon reaching specified stages of delinquency, in accordance with the Federal Financial Institutions Examination Council policy. For example, credit card loans are charged off by the end of the month in which the account becomes 180 days past due or within 60 days from receiving notification about a specified event (e.g., bankruptcy of the borrower), whichever is earlier. Residential mortgage loans are generally charged off to net realizable value no later than when the account becomes 180 days past due. Other consumer loans, if collateralized, are generally charged off to net realizable value at 120 days past due.

Loans are summarized as follows:

Dollars in thousands		**2010**		2009
Commercial	$	**97,059**	$	122,249
Commercial real estate				
Owner-occupied		**187,098**		172,838
Non-owner occupied		**235,337**		291,437
Construction and development				
Land and land development		**99,085**		121,127
Construction		**13,691**		40,827
Residential real estate				
Non-jumbo		**239,290**		253,946
Jumbo		**61,340**		67,303
Home equity		**50,987**		50,812
Consumer		**24,145**		28,470
Other		**4,511**		5,327
Total loans, net of unearned fees		**1,012,543**		1,154,336
Less allowance for loan losses		**17,224**		17,000
Loans, net	$	**995,319**	$	1,137,336

The following presents loan maturities at December 31, 2010:

Dollars in thousands	Within 1Year	After 1 but within 5 Years	After 5 Years
Commercial	$ 34,590	$ 44,532	$ 17,937
Commercial real estate	26,815	104,966	290,654
Construction and development	83,437	1,603	27,736
Residential real estate	33,338	20,026	298,253
Consumer	3,622	18,477	2,046
Other	454	1,152	2,905
	$ 182,256	$ 190,756	$ 639,531
Loans due after one year with:			
Variable rates		$ 231,264	
Fixed rates		599,022	
		$ 830,286	

The following table presents the contractual aging of the recorded investment in past due loans by class as of December 31, 2010 and 2009.

	At December 31, 2010					
	Past Due					> 90 days
Dollars in thousands	30-59 days	60-89 days	> 90 days	Total	Current	and Accruing
Commercial	$ 388	$ 307	$ 1,286	$ 1,981	$ 95,078	$ -
Commercial real estate						
Owner-occupied	364	-	1,348	1,712	185,386	-
Non-owner occupied	3,697	590	310	4,597	230,740	-
Construction and development						
Land and land development	3,023	131	9,732	12,886	86,199	-
Construction	-	2	317	319	13,372	-
Residential mortgage						
Non-jumbo	3,557	2,412	3,953	9,922	229,368	-
Jumbo	2,997	10,383	2,549	15,929	45,411	1,442
Home equity	501	270	51	822	50,165	-
Consumer	420	147	107	674	23,471	-
Other	9	10	-	19	4,492	-
Total	$ 14,956	$ 14,252	$ 19,653	$ 48,861	$ 963,682	$ 1,442

	At December 31, 2009					
	Past Due					> 90 days
Dollars in thousands	30-59 days	60-89 days	> 90 days	Total	Current	and Accruing
Commercial	$ 457	$ 1,227	$ 333	$ 2,017	$ 120,232	$ 23
Commercial real estate						
Owner-occupied	50	18	627	695	172,143	-
Non-owner occupied	1,419	13,636	23,328	38,383	253,054	-
Construction and development						
Land and land development	162	879	20,466	21,507	99,620	-
Construction	109	11	5,862	5,982	34,845	-
Residential mortgage						
Non-jumbo	3,623	3,197	3,455	10,275	243,671	120
Jumbo	682	-	-	682	66,621	-
Home equity	993	726	136	1,855	48,957	36
Consumer	604	274	334	1,212	27,258	20
Other	13	11	2	26	5,301	2
Total	$ 8,112	$ 19,979	$ 54,543	$ 82,634	$ 1,071,702	$ 201

Nonaccrual loans: The following table presents the nonaccrual loans included in the net balance of loans at December 31, 2010 and 2009.

Dollars in thousands	2010	2009
Commercial	$ **1,318**	$ 409
Commercial real estate		
Owner-occupied	**2,372**	627
Non-owner occupied	**314**	34,590
Construction and development		
Land & land development	**9,732**	19,157
Construction	**317**	7,171
Residential mortgage		
Non-jumbo	**4,918**	3,624
Jumbo	**1,106**	682
Home equity	**51**	100
Consumer	**141**	381
Other	**-**	-
Total	$ **20,269**	$ 66,741

Impaired loans: Impaired loans include the following:

- Loans which we risk-rate (consisting of loan relationships having aggregate balances in excess of $2,000,000, or loans exceeding $500,000 and exhibiting credit weakness) through our normal loan review procedures and which, based on current information and events, it is probable that we will be unable to collect all amounts due in accordance with the original contractual terms of the loan agreement. Risk-rated loans with insignificant delays or insignificant short falls in the amount of payments expected to be collected are not considered to be impaired.

- Loans that have been modified in a troubled debt restructuring.

Both commercial and consumer loans are deemed impaired upon being contractually modified in a troubled debt restructuring. Troubled debt restructurings typically result from our loss mitigation activities and occur when we grant a concession to a borrower who is experiencing financial difficulty in order to minimize our economic loss and to avoid foreclosure or repossession of collateral. Once restructured in a troubled debt restructuring, a loan is generally considered impaired until its maturity, regardless of whether the borrower performs under the modified terms. Although such a loan may be returned to accrual status if the criteria set forth in our accounting policy are met, the loan would continue to be evaluated for an asset-specific allowance for loan losses and we would continue to report the loan in the impaired loan table below.

The table below sets forth information about our impaired loans.

	December 31,	
Dollars in thousands	2010	2009
Impaired loans with an allowance	$ **18,477**	$ 39,210
Impaired loans without an allowance	**38,404**	46,123
Total impaired loans	$ **56,881**	$ 85,333
Allowance for loan losses attributed to impaired loans	$ **4,875**	$ 10,211

	Year ended December 31,		
Dollars in thousands	2010	2009	2008
Average balance of impaired loans	$ **53,352**	$ 75,698	$ 31,896
Interest income recognized on impaired loans	$ **2,423**	$ 298	$ 70

Method Used to Measure Impairment of Impaired Loans
Dollars in thousands

Loan Category	12/31/2010	12/31/2009	Method used to measure impairment
Commerical	$ 630	$ 301	Fair value of collateral
Commerical real estate			
Owner-occupied	8,866	6,527	Fair value of collateral
	2,623	2,388	Discounted cash flow
Non-owner occupied	4,922	37,112	Fair value of collateral
	530	5,270	Discounted cash flow
Construction and development			
Land & land development	16,515	25,616	Fair value of collateral
Construction	-	5,475	Fair value of collateral
Residential mortgage			
Non-jumbo	4,533	1,023	Fair value of collateral
	753	639	Discounted cash flow
Jumbo	17,296	682	Fair value of collateral
Home equity	213	300	Fair value of collateral
Total	$ 56,881	$ 85,333	

The following tables present loans individually evaluated for impairment at December 31, 2010 and 2009.

	December 31, 2010				
Dollars in thousands	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Impaired Balance	Interest Income Recognized while impaired
Without a related allowance					
Commercial	$ 629	$ 630	$ -	$ 232	$ 9
Commercial real estate					
Owner-occupied	7,538	7,556	-	9,052	440
Non-owner occupied	3,314	3,321	-	12,852	734
Construction and development					
Land & land development	9,213	9,214	-	12,852	468
Construction	-	-	-	-	-
Residential real estate					
Non-jumbo	2,161	2,696	-	2,074	76
Jumbo	14,822	14,822	-	7,887	547
Home equity	165	165	-	-	-
Total without a related allowance	**$ 37,842**	**$ 38,404**	**$ -**	**$ 44,949**	**$ 2,274**
With a related allowance					
Commercial	$ -	$ -	$ -	$ -	$ -
Commercial real estate					
Owner-occupied	3,933	3,933	265	670	-
Non-owner occupied	2,130	2,130	267	1,953	88
Construction and development					
Land & land development	7,301	7,301	2,575	3,183	7
Construction	-	-	-	-	-
Residential real estate					
Non-jumbo	2,589	2,591	843	1,242	22
Jumbo	2,474	2,474	877	1,343	31
Home equity	48	48	48	12	1
Total with a related allowance	**$ 18,475**	**$ 18,477**	**$ 4,875**	**$ 8,403**	**$ 149**
Total					
Commercial	$ 34,058	$ 34,085	$ 3,107	$ 40,794	$ 1,746
Residential real estate	22,259	22,796	1,768	12,558	677
Total	**$ 56,317**	**$ 56,881**	**$ 4,875**	**$ 53,352**	**$ 2,423**

Dollars in thousands	December 31, 2009				
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Impaired Balance	Interest Income Recognized while impaired
Without a related allowance					
Commercial	$ 30	$ 30	$ -	$ 498	$ 11
Commercial real estate			-		
Owner-occupied	7,573	7,602	-	3,354	88
Non-owner occupied	28,827	28,860	-	18,690	142
Construction and development					
Land & land development	8,992	8,992	-	20,124	-
Construction	-	-	-	1,247	-
Residential real estate					
Non-jumbo	639	639	-	3,325	45
Jumbo	-	-	-	2,613	-
Home equity	-	-	-	561	-
Consumer	-	-	-	83	3
Total without a related allowance	**$ 46,061**	**$ 46,123**	**$ -**	**$ 50,495**	**$ 289**
With a related allowance					
Commercial	$ 271	$ 271	$ 217	$ 202	$ 1
Commercial real estate					
Owner-occupied	1,308	1,312	542	485	-
Non-owner occupied	13,470	13,522	2,698	9,592	-
Construction and development					
Land & land development	16,623	16,624	5,036	8,086	1
Construction	5,462	5,476	415	5,963	-
Residential real estate					
Non-jumbo	1,018	1,023	501	517	-
Jumbo	678	682	502	171	-
Home equity	300	300	300	187	7
Total with a related allowance	**$ 39,130**	**$ 39,210**	**$ 10,211**	**$ 25,203**	**$ 9**
Total					
Commercial	$ 82,556	$ 82,689	$ 8,908	$ 68,241	$ 243
Consumer	-	-	-	83	3
Residential	2,635	2,644	1,303	7,374	52
Total	**$ 85,191**	**$ 85,333**	**$ 10,211**	**$ 75,698**	**$ 298**

For the years ended December 31, 2010, 2009, and 2008, we recognized approximately $2,423,000, $298,000,and $70,000, in interest income on impaired loans after the date that the loans were deemed to be impaired. Using a cash-basis method of accounting, we would have recognized approximately the same amount of interest income on such loans.

Included in impaired loans are troubled debt restructurings of $31,712,000 and $8,297,000 at December 31, 2010 and 2009, respectively, with no commitments to lend additional funds under these restructurings at either balance sheet date.

We categorize loans into risk categories based on relevant information about the ability of borrowers to service their debt such as current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. We analyze loans individually by classifying the loans as to credit risk. We internally grade all commercial loans at the time of loan origination. In addition, we perform an annual loan review on all non-homogenous commercial loan relationships with an aggregate exposure of $2 million, at which time these loans are re-graded. We use the following definitions for our risk grades:

Pass: Loans graded as Pass are loans to borrowers of acceptable credit quality and risk. They are higher quality loans that do not fit any of the other categories described below.

OLEM (Special Mention): Commercial loans categorized as OLEM are potentially weak. The credit risk may be relatively minor yet represent a risk given certain specific circumstances. If the potential weaknesses are not monitored or mitigated, the asset may weaken or inadequately protect our position in the future.

Substandard: Commercial loans categorized as Substandard are inadequately protected by the borrower's ability to repay, equity, and/or the collateral pledged to secure the loan. These loans have identified weaknesses that could hinder normal repayment or collection of the debt. These loans are characterized by the distinct possibility that we will sustain some loss if the identified weaknesses are not mitigated.

Doubtful: Commercial loans categorized as Doubtful have all the weaknesses inherent in those loans classified as Substandard, with the added elements that the full collection of the loan is improbable and the possibility of loss is high.

Loss: Loans classified as loss are considered to be non-collectible and of such little value that their continuance as a bankable asset is not warranted. This does not mean that the loan has absolutely no recovery value, but rather it is neither practical nor desirable to defer writing off the loan, even though partial recovery may be obtained in the future.

Loan Risk Profile by Internal Risk Rating

	Construction and Development						Commercial Real Estate			
	Land and land development		Construction		Commercial		Owner Occupied		Non-Owner Occupied	
Dollars in thousands	**2010**	**2009**	**2010**	**2009**	**2010**	**2009**	**2010**	**2009**	**2010**	**2009**
Pass	**$ 63,061**	$ 87,826	**$ 13,321**	$ 35,036	**$ 89,129**	$ 116,580	**$167,048**	$ 164,551	**$ 218,555**	$ 258,120
OLEM (Special Mention)	**19,509**	14,101	**249**	-	**6,481**	5,157	**4,417**	6,927	**14,154**	15,472
Substandard	**15,796**	6,029	**121**	5,791	**1,449**	370	**15,633**	733	**2,628**	50
Doubtful	**719**	13,171	**-**	-	**-**	142	**-**	627	**-**	17,795
Loss	**-**	-	**-**	-	**-**	-	**-**	-	**-**	-
Total	**$ 99,085**	$ 121,127	**$ 13,691**	$ 40,827	**$ 97,059**	$ 122,249	**$187,098**	$ 172,838	**$ 235,337**	$ 291,437

The following table presents the recorded investment in consumer, residential real estate, and home equity loans, which are generally evaluated based on the aging status of the loans, which was previously presented, and payment activity.

	Performing		Nonperforming	
Dollars in thousands	**2010**	2009	**2010**	2009
Residential real estate				
Non-jumbo	**$ 233,857**	$ 250,202	**$ 5,433**	$ 3,745
Jumbo	**59,307**	66,621	**2,033**	682
Home Equity	**50,936**	50,676	**51**	136
Consumer	**24,003**	28,069	**142**	401
Other	**4,511**	5,326	**-**	-
Total	**$ 372,614**	$ 400,894	**$ 7,659**	$ 4,964

Industry concentrations: At December 31, 2010 and 2009, we had no concentrations of loans to any single industry in excess of 10% of total loans.

Loans to related parties: We have had, and may be expected to have in the future, banking transactions in the ordinary course of business with our directors, principal officers, their immediate families and affiliated companies in which they are principal stockholders (commonly referred to as related parties). These transactions have been, in our opinion, on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others.

The following presents the activity with respect to related party loans aggregating $60,000 or more to any one related party (other changes represent additions to and changes in director and executive officer status):

Dollars in thousands	**2010**	**2009**
Balance, beginning	**$ 4,076**	$ 13,401
Additions	**5,582**	974
Amounts collected	**(3,450)**	(10,299)
Other changes, net	**11**	-
Balance, ending	**$ 6,219**	$ 4,076

Loan commitments: ASC Topic 815, *Derivatives and Hedging,* requires that commitments to make mortgage loans should be accounted for as derivatives if the loans are to be held for sale, because the commitment represents a written option and accordingly is recorded at the fair value of the option liability.

NOTE 6. ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is maintained at a level considered adequate to provide for our estimate of probable credit losses inherent in the loan portfolio. The allowance is increased by provisions charged to operating expense and reduced by net charge-offs. Loans are charged against the allowance for loan losses when we believe that collectability is unlikely. While we use the best information available to make our evaluation, future adjustments may be necessary if there are significant changes in conditions.

The allowance is comprised of three distinct reserve components: (1) specific reserves related to loans individually evaluated, (2) quantitative reserves related to loans collectively evaluated, and (3) qualitative reserves related to loans collectively evaluated. A summary of the methodology we employ on a quarterly basis with respect to each of these components in order to evaluate the overall adequacy of our allowance for loan losses is as follows.

Specific Reserve for Loans Individually Evaluated

First, we identify loan relationships having aggregate balances in excess of $500,000 and that may also have credit weaknesses. Such loan relationships are identified primarily through our analysis of internal loan evaluations, past due loan reports, and loans adversely classified by regulatory authorities. Each loan so identified is then individually evaluated to determine whether it is impaired – that is, based on current information and events, it is probable that we will be unable to collect all amounts due in accordance with the contractual terms of the underlying loan agreement. Substantially all of our impaired loans are and historically have been collateral dependent, meaning repayment of the loan is expected to be provided solely from the sale of the loan's underlying collateral. For such loans, we measure impairment based on the fair value of the loan's collateral, which is generally determined utilizing current appraisals. A specific reserve is established in an amount equal to the excess, if any, of the recorded investment in each impaired loan over the fair value of its underlying collateral, less estimated costs to sell. Our policy is to re-evaluate the fair value of collateral dependent loans at least every twelve months unless there is a known deterioration in the collateral's value, in which case a new appraisal is obtained.

Quantitative Reserve for Loans Collectively Evaluated

Second, we stratify the loan portfolio into the following ten loan pools: land and land development, construction, commercial, commercial real estate -- owner-occupied, commercial real estate -- non-owner occupied, conventional residential mortgage, jumbo residential mortgage, home equity, consumer, and other. Loans within each pool are then further segmented between (1) loans which were individually evaluated for impairment and not deemed to be impaired, (2) larger-balance loan relationships exceeding $2 million which are assigned an internal risk rating in conjunction with our normal ongoing loan review procedures and (3) smaller-balance homogenous loans.

Quantitative reserves relative to each loan pool are established as follows: for loan segments (1) and (2) above, the recorded investment of these loans within each pool are aggregated according to their internal risk ratings, and an allocation ranging from 5% to 200% of the respective pool's average 12 month historical net loan charge-off rate (determined based upon the most recent twelve quarters) is applied to the aggregate recorded investment in loans by internal risk category, such lower-rated loan relationships receive higher allocations of reserves; for loan segment (3) above, an allocation equaling 100% of the respective pool's average 12 month historical net loan charge-off rate (determined based upon the most recent twelve quarters) is applied to the aggregate recorded investment in the smaller-balance homogenous pool of loans.

Qualitative Reserve for Loans Collectively Evaluated

Third, we consider the necessity to adjust our average historical net loan charge-off rates relative to each of the above ten loan pools for potential risk factors that could result in actual losses deviating from prior loss experience. For example, if we observe a significant increase in delinquencies within the conventional mortgage loan pool above historical trends, an additional allocation to the average historical loan charge-off rate is applied. Such qualitative risk factors considered are: (1) levels of and trends in delinquencies and impaired loans, (2) levels of and trends in charge-offs and recoveries, (3) trends in volume and term of loans, (4) effects of any changes in risk selection and underwriting standards, and other changes in lending policies, procedures, and practice, (5) experience, ability, and depth of lending management and other relevant staff, (6) national and local economic trends and conditions, (7) industry conditions, and (8) effects of changes in credit concentrations.

An analysis of the allowance for loan losses for the years ended December 31, 2010, 2009 and 2008 is as follows:

Dollars in thousands	2010	2009	2008
Balance, beginning of year	**$ 17,000**	$ 16,933	$ 9,192
Losses:			
Commercial	**601**	479	198
Commercial real estate	**9,239**	469	1,131
Construction and development	**7,937**	16,946	4,529
Real estate - mortgage	**3,836**	3,921	1,608
Consumer	**279**	214	375
Other	**233**	231	203
Total	**22,125**	22,260	8,044
Recoveries:			
Commercial	**38**	129	4
Commercial real estate	**273**	23	17
Construction and development	**331**	1,615	-
Real estate - mortgage	**164**	29	64
Consumer	**87**	90	72
Other	**106**	116	128
Total	**999**	2,002	285
Net losses	**21,126**	20,258	7,759
Provision for loan losses	**21,350**	20,325	15,500
Balance, end of year	**$ 17,224**	$ 17,000	$ 16,933

Activity in the allowance for loan losses by loan class during 2010 is as follows:

	Construction & Land Development			Commercial Real Estate		Residential Real Estate					
	Land &										
Dollars in thousands	Land & Devlop-ment	Construc-tion	Commer-cial	Owner Occupied	Non-Owner Occupied	Non-jumbo	Jumbo	Home Equity	Con-sumer	Other	Total
Allowance for loan losses											
Beginning balance	$ 8,100	$ 652	$ 401	$ 713	$ 3,225	$ 1,923	$ 1,198	$ 505	$ 249	$ 34	$ 17,000
Charge-offs	6,974	963	601	2,266	6,973	2,063	975	798	470	42	22,125
Recoveries	330	1	38	5	268	64	15	84	162	32	999
Provision	6,445	632	485	2,655	6,421	2,496	1,077	809	322	8	21,350
Ending balance	$ 7,901	$ 322	$ 323	$ 1,107	$ 2,941	$ 2,420	$ 1,315	$ 600	$ 263	$ 32	$ 17,224
Allowance related to:											
Loans individually evaluated for impairment	$ 2,575	$ -	$ -	$ 265	$ 267	$ 843	$ 876	$ 48	$ -	$ -	$ 4,874
Loans collectively evaluated for impairment	5,326	322	323	842	2,674	1,577	439	552	263	32	12,350
Loans acquired with deteriorated credit quality	-	-	-	-	-	-	-	-	-	-	-
Total	$ 7,901	$ 322	$ 323	$ 1,107	$ 2,941	$ 2,420	$ 1,315	$ 600	$ 263	$ 32	$ 17,224
Loans											
Loans individually evaluated for impairment	$ 16,515	$ -	$ 630	$ 11,489	$ 5,452	$ 5,802	$ 16,781	$ 213	$ -	$ -	$ 56,882
Loans collectively evaluated for impairment	82,570	13,691	96,429	175,609	229,885	233,488	44,559	50,774	24,145	4,511	955,661
Loans acquired with deteriorated credit quality	-	-	-	-	-	-	-	-	-	-	-
Total	$ 99,085	$ 13,691	$ 97,059	$ 187,098	$ 235,337	$ 239,290	$ 61,340	$ 50,987	$24,145	$ 4,511	$ 1,012,543

NOTE 7. PROPERTY HELD FOR SALE

Property held for sale consists of premises qualifying as held for sale under ASC Topic 360 *Property, Plant, and Equipment,* and of real estate acquired through foreclosure on loans secured by such real estate. Qualifying premises are transferred to property held for sale at the lower of carrying value or estimated fair value less anticipated selling costs. Foreclosed property is recorded at the estimated fair value less anticipated selling costs based upon the property's appraised value at the date of foreclosure, with any difference between the fair value of foreclosed property and the carrying value of the related loan charged to the allowance for loan losses. We perform periodic valuations of property held for sale subsequent to transfer. Changes in value subsequent to transfer are recorded in noninterest income. Gains or losses not previously recognized resulting from the sale of property held for sale is recognized on the date of sale. Depreciation is not recorded on property held for sale. Expenses incurred in connection with operating foreclosed properties are charged to noninterest expense.

The following table presents the activity of property held for sale during 2010 and 2009.

Dollars in thousands		2010		2009
Beginning balance	**$**	**40,293**	$	8,110
Acquisitions		**48,951**		34,971
Capitalized improvements		**1,852**		605
Dispositions		**(17,460)**		(3,393)
Valuation adjustments		**(3,401)**		-
Balance at year end	**$**	**70,235**	$	40,293

NOTE 8. PREMISES AND EQUIPMENT

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed primarily by the straight-line method for premises and equipment over the estimated useful lives of the assets. The estimated useful lives employed are on average 30 years for premises and 3 to 10 years for furniture and equipment. Repairs and maintenance expenditures are charged to operating expenses as incurred. Major improvements and additions to premises and equipment, including construction period interest costs, are capitalized. No interest was capitalized during 2010, 2009, or 2008.

The major categories of premises and equipment and accumulated depreciation at December 31, 2010 and 2009 are summarized as follows:

Dollars in thousands		2010		2009
Land	**$**	**6,308**	$	6,308
Buildings and improvements		**20,059**		19,937
Furniture and equipment		**12,245**		13,107
		38,612		39,352
Less accumulated depreciation		**15,520**		15,118
Total premises and equipment, net	**$**	**23,092**	$	24,234

Depreciation expense for the years ended December 31, 2010, 2009 and 2008 approximated $1,566,000, $1,600,000, and $1,599,000, respectively.

NOTE 9. INTANGIBLE ASSETS

Goodwill and certain other intangible assets with indefinite useful lives are not amortized into net income over an estimated life, but rather are tested at least annually for impairment. Intangible assets determined to have definite useful lives are amortized over their estimated useful lives and also are subject to impairment testing.

In accordance with ASC Topic 350 *Intangibles – Goodwill and Other*, goodwill is subject to impairment testing at least annually to determine whether write-downs of the recorded balances are necessary. A fair value is determined based on at least one of three various market valuation methodologies. If the fair value equals or exceeds the book value, no write-down of recorded goodwill is necessary. If the fair value is less than the book value, an expense may be required on our books to write down the goodwill to the proper carrying value. During the third quarter, we completed the required annual impairment test for 2010 and determined that no impairment write-offs were necessary.

In addition, at December 31, 2010 and December 31, 2009, we had $504,000 and $655,000, respectively, in unamortized acquired intangible assets consisting entirely of unidentifiable intangible assets recorded in accordance with ASC Topic 805, *Business Combinations,* and $2,300,000 and $2,500,000 in unamortized identifiable customer intangible assets at December 31, 2010 and 2009, respectively.

	Goodwill Activity		
Dollars in thousands	Community Banking	Insurance Services	Total
Balance, January 1, 2010	$ 1,488	$ 4,710	$ 6,198
Acquired goodwill, net	-	-	-
Balance, December 31, 2010	$ 1,488	$ 4,710	$ 6,198

	Other Intangible Assets					
	December 31, 2010			December 31, 2009		
Dollars in thousands	Community Banking	Insurance Services	Total	Community Banking	Insurance Services	Total
Unidentifiable intangible assets						
Gross carrying amount	**$ 2,267**	**$ -**	**$ 2,267**	$ 2,267	$ -	$ 2,267
Less: accumulated amortization	**1,763**	**-**	**1,763**	1,612	-	1,612
Net carrying amount	**$ 504**	**$ -**	**$ 504**	$ 655	$ -	$ 655
Identifiable intangible assets						
Gross carrying amount	**$ -**	**$ 3,000**	**$ 3,000**	$ -	$ 3,000	$ 3,000
Less: accumulated amortization	**-**	**700**	**700**	-	500	500
Net carrying amount	**$ -**	**$ 2,300**	**$ 2,300**	$ -	$ 2,500	$ 2,500

We recorded amortization expense of $351,000 for the year ended December 31, 2010 relative to our other intangible assets. Annual amortization is expected to be approximately $351,000 for each of the years ending 2011 through 2015. The remaining amortization period is 11.5 years.

NOTE 10. DEPOSITS

The following is a summary of interest bearing deposits by type as of December 31, 2010 and 2009:

Dollars in thousands	2010	2009
Demand deposits, interest bearing	**$ 150,291**	$ 148,587
Savings deposits	**177,053**	188,419
Retail time deposits	**404,704**	364,399
Wholesale deposits	**230,287**	241,814
Total	**$ 962,335**	$ 943,219

Time certificates of deposit and Individual Retirement Account's (IRA's) in denominations of $100,000 or more totaled $412,936,000 and $402,226,000 at December 31, 2010 and 2009, respectively.

Included in certificates of deposits are brokered certificates of deposit, which totaled $230,287,000 and $241,814,000 at December 31, 2010 and 2009, respectively. Brokered deposits represent certificates of deposit acquired through a third party. The following is a summary of the maturity distribution of certificates of deposit and IRA's in denominations of $100,000 or more as of December 31, 2010:

Dollars in thousands		Amount	Percent
Three months or less	$	52,093	12.6%
Three through six months		37,571	9.1%
Six through twelve months		84,822	20.5%
Over twelve months		238,450	57.8%
Total	$	412,936	100.0%

A summary of the scheduled maturities for all time deposits as of December 31, 2010, follows:

Dollars in thousands		Amount
2011	$	302,433
2012		113,389
2013		83,285
2014		46,410
2015		39,865
Thereafter		49,609
Total	$	634,991

At December 31, 2010 and 2009, our deposits of related parties including directors, executive officers, and their related interests approximated $10,907,000 and $11,263,000, respectively.

NOTE 11. BORROWED FUNDS

Our subsidiary bank is a member of the Federal Home Loan Bank ("FHLB"). Membership in the FHLB makes available short-term and long-term advances under collateralized borrowing arrangements with each subsidiary bank. All FHLB advances are collateralized primarily by similar amounts of residential mortgage loans, certain commercial loans, mortgage backed securities and securities of U. S. Government agencies and corporations. We had $81 million available on a short term line of credit with the Federal Reserve Bank at December 31, 2010, which is primarily secured by commercial and industrial loans and consumer loans.

At December 31, 2010, our subsidiary banks had combined additional borrowings availability of $305,683,000 from the FHLB. Short-term FHLB advances are granted for terms of 1 to 365 days and bear interest at a fixed or variable rate set at the time of the funding request.

Short-term borrowings: At December 31, 2010, we had $81,412,000 borrowing availability through credit lines and Federal funds purchased agreements. A summary of short-term borrowings is presented below.

	2010		
Dollars in thousands	Short-term FHLB Advances	Short-term Repurchase Agreements	Federal Funds Purchased and Lines of Credit
Balance at December 31	$ -	$ 629	$ 953
Average balance outstanding for the year	13,724	1,084	1,364
Maximum balance outstanding at any month end	45,000	1,787	3,617
Weighted average interest rate for the year	0.42%	0.34%	1.39%
Weighted average interest rate for balances outstanding at December 31	0.00%	0.15%	0.25%

Dollars in thousands	2009		
	Short-term FHLB Advances	Short-term Repurchase Agreements	Federal Funds Purchased and Lines of Credit
Balance at December 31	$ 45,000	$ 1,123	$ 3,616
Average balance outstanding for the year	92,326	1,079	6,092
Maximum balance outstanding at any month end	184,825	2,433	9,663
Weighted average interest rate for the year	0.50%	0.38%	1.83%
Weighted average interest rate for balances outstanding at December 31	0.32%	0.49%	3.01%

Federal funds purchased and repurchase agreements mature the next business day. The securities underlying the repurchase agreements are under our control and secure the total outstanding daily balances. We generally account for securities sold under agreements to repurchase as collateralized financing transactions and record them at the amounts at which the securities were sold, plus accrued interest. Securities, generally U.S. government and Federal agency securities, pledged as collateral under these financing arrangements cannot be sold or repledged by the secured party. The fair value of collateral provided is continually monitored and additional collateral is provided as needed.

Long-term borrowings: Our long-term borrowings of $304,109,000 and $381,492,000 as of December 31, 2010 and 2009, respectively, consisted primarily of advances from the FHLB and structured reverse repurchase agreements with two unaffiliated institutions.

Dollars in thousands	Balance at December 31,	
	2010	2009
Long-term FHLB advances	$ **182,375**	$ 258,855
Long-term reverse repurchase agreements	**110,000**	110,000
Term loan	**11,734**	12,637
Total	$ **304,109**	$ 381,492

The term loan represents a long-term borrowing with an unaffiliated banking institution which is secured by the common stock of our subsidiary bank, bears a variable interest rate of prime minus 50 basis points, and matures in 2017.

Long-term borrowings bear both fixed and variable interest rates and mature in varying amounts through the year 2019. The average interest rate paid on long-term borrowings during 2010 and 2009 approximated 5.53% and 4.81%, respectively.

Subordinated debentures: We have subordinated debt totaling $16.8 million at December 31, 2010 and 2009. The subordinated debt qualifies as Tier 2 capital under Federal Reserve Board guidelines, until the debt is within 5 years of its maturity; thereafter the amount qualifying as Tier 2 capital is reduced by 20 percent each year until maturity. During 2009, we issued $6.8 million in subordinated debt, of which $5 million was issued to an affiliate of a director of Summit. We also issued $1.0 million and $0.8 million to two unrelated parties. These three issuances bear an interest rate of 10 percent per annum, a term of 10 years, and are not prepayable by us within the first five years. During 2008, we issued $10 million of subordinated debt to an unrelated institution, which bears a variable interest rate of 1 month LIBOR plus 275 basis points, a term of 7.5 years, and is not prepayable by us within the first two and one half years.

Subordinated debentures owed to unconsolidated subsidiary trusts: We have three statutory business trusts that were formed for the purpose of issuing mandatorily redeemable securities (the "capital securities") for which we are obligated to third party investors and investing the proceeds from the sale of the capital securities in our junior subordinated debentures (the "debentures"). The debentures held by the trusts are their sole assets. Our subordinated debentures totaled $19,589,000 at December 31, 2010 and 2009.

In October 2002, we sponsored SFG Capital Trust I, in March 2004, we sponsored SFG Capital Trust II, and in December 2005, we sponsored SFG Capital Trust III, of which 100% of the common equity of each trust is owned by us. SFG Capital Trust I issued $3,500,000 in capital securities and $109,000 in common securities and invested the proceeds in $3,609,000 of debentures. SFG Capital

Trust II issued $7,500,000 in capital securities and $232,000 in common securities and invested the proceeds in $7,732,000 of debentures. SFG Capital Trust III issued $8,000,000 in capital securities and $248,000 in common securities and invested the proceeds in $8,248,000 of debentures. Distributions on the capital securities issued by the trusts are payable quarterly at a variable interest rate equal to 3 month LIBOR plus 345 basis points for SFG Capital Trust I, 3 month LIBOR plus 280 basis points for SFG Capital Trust II, and 3 month LIBOR plus 145 basis points for SFG Capital Trust III, and equals the interest rate earned on the debentures held by the trusts, and is recorded as interest expense by us. The capital securities are subject to mandatory redemption in whole or in part, upon repayment of the debentures. We have entered into agreements which, taken collectively, fully and unconditionally guarantee the capital securities subject to the terms of the guarantee. The debentures of SFG Capital Trust I and SFG Capital Trust II are redeemable by us quarterly, and the debentures of SFG Capital Trust III are first redeemable by us in March 2011.

The capital securities held by SFG Capital Trust I, SFG Capital Trust II, and SFG Capital Trust III qualify as Tier 1 capital under Federal Reserve Board guidelines. In accordance with these Guidelines, trust preferred securities generally are limited to 25% of Tier 1 capital elements, net of goodwill. The amount of trust preferred securities and certain other elements in excess of the limit can be included in Tier 2 capital.

A summary of the maturities of all long-term borrowings and subordinated debentures for the next five years and thereafter is as follows:

Dollars in thousands	Amount
2011	$ 35,395
2012	66,720
2013	41,885
2014	83,416
2015	11,894
Thereafter	101,188
Total	$ 340,498

NOTE 12. INCOME TAXES

The consolidated provision for income taxes includes Federal and state income taxes and is based on pretax net income reported in the consolidated financial statements, adjusted for transactions that may never enter into the computation of income taxes payable. Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Valuation allowances are established when deemed necessary to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 *Income Taxes* clarifies the accounting and disclosure for uncertain tax positions, as defined. ASC Topic 740 requires that a tax position meet a "probable recognition threshold" for the benefit of the uncertain tax position to be recognized in the financial statements. A tax position that fails to meet the probable recognition threshold will result in either reduction of a current or deferred tax asset or receivable, or recording a current or deferred tax liability. ASC Topic 740 also provides guidance on measurement, derecognition of tax benefits, classification, interim period accounting disclosure, and transition requirements in accounting for uncertain tax positions.

The components of applicable income tax expense (benefit) for the years ended December 31, 2010, 2009 and 2008, are as follows:

Dollars in thousands	2010	2009	2008
Current			
Federal	**$ 1,463**	$ (5,915)	$ 5,110
State	**6**	(22)	344
	1,469	(5,937)	5,454
Deferred			
Federal	**(3,984)**	4,018	(5,268)
State	**(440)**	(246)	(477)
	(4,424)	3,772	(5,745)
Total	**$ (2,955)**	$ (2,165)	$ (291)

Reconciliation between the amount of reported income tax expense and the amount computed by multiplying the statutory income tax rates by book pretax income for the years ended December 31, 2010, 2009 and 2008 is as follows:

	2010		2009		2008	
Dollars in thousands	**Amount**	**Percent**	**Amount**	**Percent**	**Amount**	**Percent**
Computed tax at applicable statutory rate	**$ (1,676)**	**34**	$ (980)	34	$ 683	34
Increase (decrease) in taxes resulting from:						
Tax-exempt interest and dividends, net	**(706)**	**14**	(856)	30	(846)	(42)
State income taxes, net of Federal income tax benefit	**(286)**	**6**	(177)	6	(88)	(4)
Other, net	**(287)**	**6**	(152)	5	(40)	(2)
Applicable income taxes	**$ (2,955)**	**60**	$ (2,165)	75	$ (291)	(14)

Deferred income taxes reflect the impact of "temporary differences" between amounts of assets and liabilities for financial reporting purposes and such amounts as measured for tax purposes. Deferred tax assets and liabilities represent the future tax return consequences of temporary differences, which will either be taxable or deductible when the related assets and liabilities are recovered or settled. Valuation allowances are established when deemed necessary to reduce deferred tax assets to the amount expected to be realized. Our WV net operating loss carryforward expires in 2028.

The tax effects of temporary differences, which give rise to our deferred tax assets and liabilities as of December 31, 2010 and 2009, are as follows:

Dollars in thousands	2010	2009
Deferred tax assets		
Allowance for loan losses	**$ 6,373**	$ 4,143
Deferred compensation	**1,440**	1,166
Other deferred costs and accrued expenses	**601**	744
WV net operating loss carryforward	**683**	373
Net unrealized loss on securities and other financial instruments	**3,041**	1,931
Total	**12,138**	8,357
Deferred tax liabilities		
Depreciation	**145**	204
Accretion on tax-exempt securities	**14**	21
Net unrealized loss on securities	**364**	-
Purchase accounting adjustments and goodwill	**1,058**	1,121
Total	**1,581**	1,346
Net deferred tax assets	**$ 10,557**	$ 7,011

In accordance with ASC Topic 740, we concluded that there were no significant uncertain tax positions requiring recognition in the consolidated financial statements. The evaluation was performed for the tax years ended 2007, 2008, 2009, and 2010, the tax years which remain subject to examination by major tax jurisdictions.

We may from time to time be assessed interest or penalties associated with tax liabilities by major tax jurisdictions, although any such assessments are estimated to be minimal and immaterial. To the extent we have received an assessment for interest and/or penalties; it has been classified in the consolidated statements of income as a component of other noninterest expense.

We are currently open to audit under the statute of limitations by the Internal Revenue Service for the years ended December 31, 2007 through 2009. The West Virginia State Tax Department concluded their examination of our 2003, 2004, and 2005 state tax returns during 2007 with no adjustments. Tax years 2007, 2008, and 2009 remain subject to West Virginia State examination.

NOTE 13. EMPLOYEE BENEFITS

Retirement Plans: We have defined contribution profit-sharing plans with 401(k) provisions covering substantially all employees. Contributions to the plans are at the discretion of the Board of Directors. Contributions made to the plans and charged to expense were $321,000, $317,000, and $498,000, for the years ended December 31, 2010, 2009, and 2008, respectively.

Employee Stock Ownership Plan: We have an Employee Stock Ownership Plan ("ESOP"), which enables eligible employees to acquire shares of our common stock. The cost of the ESOP is borne by us through annual contributions to an Employee Stock Ownership Trust in amounts determined by the Board of Directors.

The expense recognized by us is based on cash contributed or committed to be contributed by us to the ESOP during the year. There were no contributions to the ESOP for 2010 or 2009. Contributions to the ESOP for the year ended December 31, 2008 were $384,000. Dividends paid by us to the ESOP are reported as a reduction to retained earnings. The ESOP owned 276,405 and 279,702 shares of our common stock at December 31, 2010 and 2009, respectively, all of which were purchased at the prevailing market price and are considered outstanding for earnings per share computations. The trustees of the Retirement Plans and ESOP are also members of our Board of Directors.

Supplemental Executive Retirement Plan: In May 1999, Summit Community Bank entered into a non-qualified Supplemental Executive Retirement Plan ("SERP") with certain senior officers, which provides participating officers with an income benefit payable at retirement age or death. During 2000, Shenandoah Valley National Bank adopted a similar plan and during 2002, Summit Financial Group, Inc. adopted a similar plan. The liabilities accrued for the SERP's at December 31, 2010 and 2009 were $2,658,000 and $2,192,850, respectively, which are included in other liabilities. In addition, we purchased certain life insurance contracts to fund the liabilities arising under these plans. At December 31, 2010 and 2009, the cash surrender value of these insurance contracts was $13,122,000 and $12,604,000, respectively, and is included in other assets in the accompanying consolidated balance sheets.

Stock Option Plan: The 2009 Officer Stock Option Plan was adopted by our shareholders in May 2009 and provides for the granting of stock options for up to 350,000 shares of common stock to our key officers. Each option granted under the Plan vests according to a schedule designated at the grant date and has a term of no more than 10 years following the vesting date. Also, the option price per share was not to be less than the fair market value of our common stock on the date of grant. The 2009 Officer Stock Option Plan, which expires in May 2019, replaces the 1998 Officer Stock Option Plan (collectively the "Plans") that expired in May 2008.

The fair value of our employee stock options granted is estimated at the date of grant using the Black-Scholes option-pricing model. This model requires the input of highly subjective assumptions, changes to which can materially affect the fair value estimate. Additionally, there may be other factors that would otherwise have a significant effect on the value of employee stock options granted but are not considered by the model. Because our employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options at the time of grant. There were 8,000 option grants during 2010 and none in 2009.

We recognize compensation expense based on the estimated number of stock awards expected to actually vest, exclusive of the awards expected to be forfeited. During 2008, 2009, and 2010, our stock compensation expense and related deferred taxes were insignificant.

A summary of activity in our Officer Stock Option Plans during 2008, 2009 and 2010 is as follows:

	Options		Weighted-Average Exercise Price (WAEP)
Outstanding, December 31, 2007	337,580	$	18.28
Granted	-		-
Exercised	(1,850)		4.81
Forfeited	-		-
Outstanding, December 31, 2008	335,730	$	18.36
Granted	-		-
Exercised	(8,000)		5.36
Forfeited	(16,950)		22.46
Expired	(1,600)		5.21
Outstanding, December 31, 2009	309,180	$	18.54
Granted	**8,000**		**3.92**
Exercised	-		-
Forfeited	-		-
Expired	-		-
Outstanding, December 31, 2010	**317,180**	**$**	**18.17**
Exercisable Options:			
December 31, 2010	309,580	$	18.51
December 31, 2009	308,880	$	18.54
December 31, 2008	335,330	$	18.36

Other information regarding options outstanding and exercisable at December 31, 2010 is as follows:

	Options Outstanding				Options Exercisable		
Range of exercise price	# of shares	WAEP	Wted. Avg. Remaining Contractual Life (yrs)	Aggregate Intrinsic Value (in thousands)	# of shares	WAEP	Aggregate Intrinsic Value (in thousands)
$2.54 - $6.00	64,150	$ 5.15	3.08	$ -	59,150	$ 5.37	$ 8
6.01 - 10.00	33,680	9.20	5.59	-	31,280	9.43	-
10.01 - 17.50	2,300	17.43	3.17	-	2,300	17.43	-
17.51 - 20.00	51,300	17.79	6.00	-	51,100	17.79	-
20.01 - 25.93	165,750	25.15	4.78	-	165,750	25.15	-
	317,180	$ 18.17		$ -	309,580	$ 18.51	$ 8

NOTE 14. COMMITMENTS AND CONTINGENCIES

Lending related financial instruments with off-balance sheet risk: We are a party to certain financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of our customers. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position. The contract amounts of these instruments reflect the extent of involvement that we have in this class of financial instruments.

Many of our lending relationships contain both funded and unfunded elements. The funded portion is reflected on our balance sheet. The unfunded portion of these commitments is not recorded on our balance sheet until a draw is made under the loan facility. Since many of the commitments to extend credit may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash flow requirements.

A summary of the total unfunded, or off-balance sheet, credit extension commitments follows:

	December 31,	
Dollars in thousands	2010	2009
Commitments to extend credit:		
Revolving home equity and credit card lines	$ **43,848**	$ 44,923
Construction loans	**15,232**	25,628
Other loans	**36,342**	41,462
Standby letters of credit	**4,882**	5,572
Total	$ **100,304**	$ 117,585

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. We evaluate each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if we deem necessary upon extension of credit, is based on our credit evaluation. Collateral held varies but may include accounts receivable, inventory, equipment or real estate.

Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. Standby letters of credit generally are contingent upon the failure of the customer to perform according to the terms of the underlying contract with the third party.

Our exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance sheet instruments.

Operating leases: We occupy certain facilities under long-term operating leases. The aggregate minimum annual rental commitments under those leases total approximately $199,000 in 2011, $151,000 in 2012, $138,000 in 2013, and $125,000 in 2014. Total net rent expense included in the accompanying consolidated financial statements was $348,000 in 2010, $564,000 in 2009, and $460,000 in 2008.

Litigation: We are involved in various legal actions arising in the ordinary course of business. To date, no matters have been specifically identified to management which would have a significant adverse effect on the consolidated financial statements.

Employment Agreements: We have various employment agreements with our chief executive officer and certain other executive officers. These agreements contain change in control provisions that would entitle the officers to receive compensation in the event there is a change in control in the Company (as defined) and a termination of their employment without cause (as defined).

NOTE 15. PREFERRED STOCK

On September 30, 2009, we sold in a private placement 3,710 shares, or $3.7 million, of a new series of 8% Non-Cumulative Convertible Preferred Stock, Series 2009, $1.00 par value, with a liquidation preference of $1,000 per share (the "Preferred Stock"), based on the private placement exemption under Section 4(2) of the Securities Act of 1933 (the "Securities Act") and Rule 506 of Regulation D. The Preferred Stock will qualify as Tier 1 capital for regulatory capital purposes.

The terms of the Preferred Stock provide that the Preferred Stock may be converted into common stock under three different scenarios. First, the Preferred Stock may be converted at the holder's option, on any dividend payment date, at the option of the holder, into shares of common stock based on a conversion rate determined by dividing $1,000 by $5.50, plus cash in lieu of fractional shares and subject to anti-dilution adjustments. Second, after three years, on or after June 1, 2012, Summit may, at its option, on any dividend payment date, convert some or all of the Preferred Stock into shares of Summit's common stock at the then applicable conversion rate. Summit may exercise this conversion right if, for 20 trading days within any period of 30 consecutive trading dates during the six months immediately preceding the conversion, the closing price of the common stock exceeds 135% of $5.50. Third, after ten years, on June 1, 2019, all of the Preferred Stock will be converted at the then applicable conversion price. Adjustments to the conversion price will be made in the event of a stock dividend, stock split, reclassification, reorganization, merger or other similar transaction.

The Preferred Stock will pay noncumulative dividends, if and when declared by the Board of Directors, at a rate of 8.0% per annum. Dividends declared will be payable quarterly in arrears on the 1st day of March, June, September and December of each year.

NOTE 16. REGULATORY MATTERS

The primary source of funds for our dividends paid to our shareholders is dividends received from our subsidiaries. Dividends paid by the subsidiary bank are subject to restrictions by banking law and regulations and require approval by the bank's regulatory agency if dividends declared in any year exceed the bank's current year's net income, as defined, plus its retained net profits of the two preceding years. Presently, as a result of the bank MOU, the bank is restricted from paying any cash dividends unless it has provided 30 days prior notice to its regulatory authorities, and its regulatory authorities did not object.

We and our subsidiaries are subject to various regulatory capital requirements administered by the banking regulatory agencies. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, we and each of our subsidiaries must meet specific capital guidelines that involve quantitative measures of our and our subsidiaries' assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Our and each of our subsidiaries' capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Failure to meet these minimum capital requirements can result in certain mandatory and possible additional discretionary actions by regulators that could have a material impact on our financial position and results of operations.

Quantitative measures established by regulation to ensure capital adequacy require us and each of our subsidiaries to maintain minimum amounts and ratios of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). We believe, as of December 31, 2010, that we and each of our subsidiaries met all capital adequacy requirements to which we were subject.

The most recent notifications from the banking regulatory agencies categorized us and each of our subsidiary banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, we and each of our subsidiaries must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below.

Our subsidiary banks are required to maintain reserve balances with the Federal Reserve Bank. The required reserve balance was $50,000 at December 31, 2010.

Summit's and its subsidiary bank, Summit Community Bank's ("SCB") actual capital amounts and ratios are also presented in the following table.

	Actual		Minimum Required Regulatory Capital		To be Well Capitalized under Prompt Corrective Action Provisions	
Dollars in thousands	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2010						
Total Capital (to risk-weighted assets)						
Summit	$ 129,610	11.8%	$ 87,543	8.0%	$ 109,428	10.0%
Summit Community	138,164	12.6%	87,558	8.0%	109,447	10.0%
Tier 1 Capital (to risk-weighted assets)						
Summit	100,840	9.2%	43,771	4.0%	65,657	6.0%
Summit Community	124,192	11.3%	43,779	4.0%	65,668	6.0%
Tier 1 Capital (to average assets)						
Summit	100,840	6.9%	43,869	3.0%	73,116	5.0%
Summit Community	124,192	8.5%	43,851	3.0%	73,085	5.0%
As of December 31, 2009						
Total Capital (to risk-weighted assets)						
Summit	$ 133,931	11.3%	$ 95,186	8.0%	$ 118,983	10.0%
Summit Community	134,874	11.4%	94,666	8.0%	118,332	10.0%
Tier 1 Capital (to risk-weighted assets)						
Summit	102,232	8.6%	47,593	4.0%	71,390	6.0%
Summit Community	120,055	10.1%	47,333	4.0%	70,999	6.0%
Tier 1 Capital (to average assets)						
Summit	102,232	6.5%	47,463	3.0%	79,106	5.0%
Summit Community	120,055	7.6%	47,257	3.0%	78,762	5.0%

Summit Financial Group, Inc. ("Summit") and its bank subsidiary, Summit Community Bank, Inc. (the "Bank"), have entered into informal Memoranda of Understanding ("MOU's") with their respective regulatory authorities. A memorandum of understanding is characterized by the regulatory authorities as an informal action that is not published or publicly available and that is used when circumstances warrant a milder form of action than a formal supervisory action, such as a formal written agreement or order. Among other things, under the MOU's, Summit's management team has agreed to:

- The Bank achieving and maintaining a minimum Tier 1 leverage capital ratio of at least 8% and a total risk-based capital ratio of at least 11%;
- The Bank providing 30 days prior notice of any declaration of intent to pay cash dividends to provide the Bank's regulatory authorities an opportunity to object;
- Summit suspending all cash dividends on its common stock until further notice. Dividends on all preferred stock, as well as interest payments on subordinated notes underlying Summit's trust preferred securities, continue to be permissible; and,
- Summit not incurring any additional debt, other than trade payables, without the prior written consent of the principal banking regulators.

NOTE 17. SEGMENT INFORMATION

We operate two business segments: community banking and an insurance agency. These segments are primarily identified by the products or services offered. The community banking segment consists of our full service banks which offer customers traditional banking products and services through various delivery channels. The insurance agency segment consists of three insurance agency offices that sell insurance products. The accounting policies discussed throughout the notes to the consolidated financial statements apply to each of our business segments.

Intersegment revenue and expense consists of management fees allocated to the bank and Summit Insurance Services, LLC for all centralized functions that are performed by the parent. We also provide overall direction in the areas of credit policy and administration, strategic planning, marketing, investment portfolio management and other financial and administrative services. Information for each of our segments is included below:

	December 31, 2010				
Dollars in thousands	Community Banking	Insurance Services	Parent	Eliminations	Total
Net interest income	$ 42,069	$ -	$ (1,917)	$ -	$ 40,152
Provision for loan losses	21,350	-	-	-	21,350
Net interest income after provision for loan losses	20,719	-	(1,917)	-	18,802
Other income	2,204	4,674	1,426	(1,083)	7,221
Other expenses	26,054	4,258	1,724	(1,083)	30,953
Income (loss) before income taxes	(3,131)	416	(2,215)	-	(4,930)
Income tax expense (benefit)	(2,293)	167	(829)	-	(2,955)
Net income	(838)	249	(1,386)	-	(1,975)
Dividends on preferred shares	-	-	297	-	297
Net income applicable to common shares	$ (838)	$ 249	$ (1,683)	$ -	$ (2,272)
Intersegment revenue (expense)	$ (969)	$ (114)	$ 1,083	$ -	$ -
Average assets	$ 1,560,002	$ 6,910	$ 141,550	$ (196,320)	$ 1,512,142

	December 31, 2009				
Dollars in thousands	Community Banking	Insurance Services	Parent	Eliminations	Total
Net interest income	$ 45,433	$ -	$ (1,891)	$ -	$ 43,542
Provision for loan losses	20,325	-	-	-	20,325
Net interest income after provision for loan losses	25,108	-	(1,891)	-	23,217
Other income	1,029	4,938	6,409	(6,576)	5,800
Other expenses	26,994	4,530	6,950	(6,576)	31,898
Income (loss) before income taxes	(857)	408	(2,432)	-	(2,881)
Income tax expense (benefit)	(1,420)	160	(905)	-	(2,165)
Net income	563	248	(1,527)	-	(716)
Dividends on preferred shares	-	-	74	-	74
Net income applicable to common shares	$ 563	$ 248	$ (1,601)	$ -	$ (790)
Intersegment revenue (expense)	$ (6,462)	$ (114)	$ 6,576	$ -	$ -
Average assets	$ 1,592,969	$ 7,323	$ 138,003	$ (141,493)	$ 1,596,802

Dollars in thousands	December 31, 2008 Community Banking	Insurance Services	Parent	Eliminations	Total
Net interest income	$ 46,181	$ -	$ (2,106)	$ -	$ 44,075
Provision for loan losses	15,500	-	-	-	15,500
Net interest income after provision for loan losses	30,681	-	(2,106)	-	28,575
Other income	(1,480)	5,030	6,283	(6,965)	2,868
Other expenses	24,201	4,488	7,710	(6,965)	29,434
Income (loss) before income taxes	5,000	542	(3,533)	-	2,009
Income tax expense (benefit)	881	212	(1,384)	-	(291)
Net income	$ 4,119	$ 330	$ (2,149)	$ -	$ 2,300
Intersegment revenue (expense)	$ (6,851)	$ (114)	$ 6,965	$ -	$ -
Average assets	$ 1,497,159	$ 7,509	$ 128,658	$ (115,274)	$ 1,518,052

NOTE 18. EARNINGS PER SHARE

The computations of basic and diluted earnings per share ("EPS") follow:

Dollars in thousands, except per share amounts	2010 Income (Numerator)	2010 Common Shares (Denominator)	2010 Per Share	2009 Income (Numerator)	2009 Common Shares (Denominator)	2009 Per Share	2008 Income (Numerator)	2008 Common Shares (Denominator)	2008 Per Share
Net income	$ (1,975)			$ (716)			$ 2,300		
Less preferred stock dividends	(297)			(74)			-		
Basic EPS	$ (2,272)	7,425,472	$ (0.31)	$ (790)	7,421,596	$ (0.11)	2,300	7,411,715	$ 0.31
Effect of dilutive securities:									
Stock options	-	-		-	10,076		-	35,276	
Convertible preferred stock	-	-		-	-		-	-	
Diluted EPS	$ (2,272)	7,425,472	$ (0.31)	$ (790)	7,431,672	$ (0.11)	$ 2,300	7,446,991	$ 0.31

Stock option grants and the conversion of convertible preferred stock are disregarded in this computation if they are determined to be anti-dilutive. Our anti-dilutive stock options at December 31, 2010, 2009, and 2008 totaled 312,180 shares, 250,030 shares, and 234,300 shares, respectively. Our anti-dilutive convertible preferred shares totaled 674,545 shares at December 31, 2010 and 2009.

NOTE 19. CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY

Our investment in our wholly-owned subsidiaries is presented on the equity method of accounting. Information relative to our balance sheets at December 31, 2010 and 2009, and the related statements of income and cash flows for the years ended December 31, 2010, 2009 and 2008, are presented as follows:

Balance Sheets

Dollars in thousands	December 31, 2010	2009
Assets		
Cash	$ 4,608	$ 7,164
Investment in subsidiaries, eliminated in consolidation	132,767	128,263
Securities available for sale	1,173	114
Premises and equipment	33	5,695
Accrued interest receivable	6	19
Other assets	1,098	1,953
Total assets	$ 139,685	$ 143,208
Liabilities and Shareholders' Equity		
Short-term borrowings	$ -	$ 2,666
Long-term borrowings	11,734	12,637
Subordinated debentures	16,800	16,800
Subordinated debentures owed to unconsolidated subsidiary trusts	19,589	19,589
Other liabilities	1,741	856
Total liabilities	49,864	52,548
Preferred stock and related surplus, $1.00 par value, authorized 250,000 shares; 3,710 shares issued 2010 and 2009	3,519	3,519
Common stock and related surplus, $2.50 par value, authorized 20,000,000 shares; issued 2010 and 2009 - 7,425,472 shares	24,508	24,508
Retained earnings	61,201	63,474
Accumulated other comprehensive income	593	(841)
Total shareholders' equity	89,821	90,660
Total liabilities and shareholders' equity	$ 139,685	$ 143,208

Statements of Income

Dollars in thousands	For the Year Ended December 31, 2010	2009	2008
Income			
Dividends from subsidiaries	$ 500	$ 1,000	$ 2,000
Other dividends and interest income	17	25	40
Realized securities gains	343	-	-
Other-than-temporary impairment of securities	-	(215)	(693)
Management and service fees from subsidiaries	1,083	6,624	6,976
Total income	1,943	7,434	8,323
Expense			
Interest expense	1,934	1,916	2,146
Operating expenses	1,724	6,950	7,710
Total expenses	3,658	8,866	9,856
Income (loss) before income taxes and equity in undistributed income of subsidiaries	(1,715)	(1,432)	(1,533)
Income tax (benefit)	(829)	(905)	(1,384)
Income (loss) before equity in undistributed income of subsidiaries	(886)	(527)	(149)
Equity in (distributed) undistributed income of subsidiaries	(1,089)	(189)	2,449
Net income (loss)	(1,975)	(716)	2,300
Dividends on preferred shares	297	74	-
Net income (loss) applicable to common shares	$ (2,272)	$ (790)	$ 2,300

Statements of Cash Flows

Dollars in thousands	For the Year Ended December 31, 2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ **(1,975)**	$ (716)	$ 2,300
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Equity in (undistributed) distributed net income of subsidiaries	**1,089**	189	(2,449)
Deferred tax expense (benefit)	**(120)**	(146)	(242)
Depreciation	**113**	612	654
OTTI on equity securities	**-**	215	693
Realized security (gains) losses	**(343)**	-	-
Tax benefit of exercise of stock options	**-**	-	6
Stock compensation expense	**-**	-	12
(Increase) decrease in other assets	**(740)**	(1,065)	2,337
Increase (decrease) in other liabilities	**883**	(178)	114
Net cash provided by (used in) operating activities	**(1,093)**	(1,089)	3,425
CASH FLOWS FROM INVESTING ACTIVITIES			
Investment in subsidiaries	**(4,824)**	(5,500)	(10,500)
Proceeds sales of available for sale securities	**356**	-	-
Purchase of available for sale securities	**-**	(37)	(142)
Proceeds from sales of premises and equipment	**5,552**	-	-
Purchases of premises and equipment	**(4)**	(64)	(463)
Proceeds from sale of other assets	**1,322**	-	-
Net cash provided by (used in) investing activities	**2,402**	(5,601)	(11,105)
CASH FLOWS FROM FINANCING ACTIVITIES			
Dividends paid to shareholders	**-**	(445)	(2,668)
Dividends paid on preferred stock	**(297)**	-	-
Exercise of stock options	**-**	43	9
Reinvested dividends	**-**	12	35
Net increase (decrease) in short-term borrowings	**(2,666)**	467	(318)
Proceeds from long-term borrowings	**-**	-	3,782
Repayment of long-term borrowings	**(902)**	-	(2,000)
Proceeds from issuance of subordinated debentures	**-**	6,762	10,000
Net proceeds from issuance of preferred stock	**-**	3,519	-
Net cash provided by (used in) financing activities	**(3,865)**	10,358	8,840
Increase (decrease) in cash	**(2,556)**	3,668	1,160
Cash:			
Beginning	**7,164**	3,496	2,336
Ending	$ **4,608**	$ 7,164	$ 3,496
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Cash payments for:			
Interest	$ **1,941**	$ 1,936	$ 2,088

NOTE 20. QUARTERLY FINANCIAL DATA (Unaudited)

A summary of our unaudited selected quarterly financial data is as follows:

	2010			
Dollars in thousands, except per share amounts	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$ 20,645	$ 20,208	$ 19,554	$ 19,266
Net interest income	10,232	9,936	9,548	10,437
Net income (loss)	120	(2,878)	(128)	910
Net income applicable to common shares	46	(2,952)	(202)	836
Basic earnings per share	$ 0.01	$ (0.40)	$ (0.03)	$ 0.11
Diluted earnings per share	$ 0.01	$ (0.40)	$ (0.03)	$ 0.11

	2009			
Dollars in thousands, except per share amounts	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$ 22,991	$ 22,761	$ 22,417	$ 21,367
Net interest income	11,336	11,107	10,896	10,203
Net income (loss)	1,765	(3,450)	1,403	(434)
Net income applicable to common shares	1,765	(3,450)	1,403	(508)
Basic earnings per share	$ 0.24	$ (0.47)	$ 0.19	$ (0.07)
Diluted earnings per share	$ 0.24	$ (0.46)	$ 0.19	$ (0.07)

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

Disclosure Controls and Procedures: Our management, including the Chief Executive Officer and Chief Financial Officer, have conducted as of December 31, 2010, an evaluation of the effectiveness of disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2010 were effective.

Management's Report on Internal Control Over Financial Reporting: Information required by this item is set forth on page 45.

Attestation Report of the Registered Public Accounting Firm: Information required by this item is set forth on pages 46 and 47.

Changes in Internal Control Over Financial Reporting: There were no changes in our internal control over financial reporting during the fourth quarter for the year ended December 31, 2010, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None

PART III.

Item 10. Directors, Executive Officers, and Corporate Governance

Information required by this item is set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance", under the headings "NOMINEES FOR DIRECTOR WHOSE TERMS EXPIRE IN 2012", "NOMINEES FOR DIRECTOR WHOSE TERMS EXPIRE IN 2014", "DIRECTORS WHOSE TERMS EXPIRE IN 2013", and "DIRECTORS WHOSE TERMS EXPIRE IN 2012", "EXECUTIVE OFFICERS" and under the captions "Family Relationships" "Director Qualifications and Review of Director Nominees" and "Audit and Compliance Committee" in our *2011 Proxy Statement*, and is incorporated herein by reference.

We have adopted a Code of Ethics that applies to our chief executive officer, chief financial officer, chief accounting officer, and all directors, officers and employees. We have posted this Code of Ethics on our internet website at www.summitfgi.com under "Governance Documents". Any amendments to or waivers from any provision of the Code of Ethics applicable to the chief executive officer, chief financial officer, or chief accounting officer will be disclosed by timely posting such information on our internet website.

There have been no material changes to the procedures by which shareholders may recommend nominees since the disclosure of the procedures in our 2010 proxy statement.

Item 11. Executive Compensation

Information required by this item is set forth under the heading "EXECUTIVE COMPENSATION" in our *2011 Proxy Statement*, and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The following table provides information on our stock option plans as of December 31, 2010.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (#)
Equity compensation plans approved by stockholders	317,180	$ 18.17	350,000
Equity compensation plans not approved by stockholders	-	-	-
Total	317,180	$ 18.17	350,000

The remaining information required by this item is set forth under the caption "Security Ownership of Directors and Officers" and under the headings "NOMINEES FOR DIRECTOR WHOSE TERMS EXPIRE IN 2012", "NOMINEES FOR DIRECTOR WHOSE TERMS EXPIRE IN 2014", "DIRECTORS WHOSE TERMS EXPIRE IN 2013", "DIRECTORS WHOSE TERMS EXPIRE IN 2012", "PRINCIPAL SHAREHOLDER" and "EXECUTIVE OFFICERS" in our *2011 Proxy Statement*, and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information required by this item is set forth under the captions "Transactions with Related Persons" and "Independence of Directors and Nominees" in our *2011 Proxy Statement*, and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

Information required by this item is set forth under the caption "Fees to Arnett & Foster, PLLC" in our *2011 Proxy Statement*, and is incorporated herein by reference.

PART IV.

Item 15. Exhibits, Financial Statement Schedules

All financial statements and financial statement schedules required to be filed by this Form or by Regulation S-X, which are applicable to the Registrant, have been presented in the financial statements and notes thereto in Item 8 in Management's Discussion and Analysis of Financial Condition and Results of Operation in Item 7 or elsewhere in this filing where appropriate. The listing of exhibits follows:

Exhibit Number		Description	Page(s) in Form 10-K or Prior Filing Reference
(3)		Articles of Incorporation and By-laws:	
	(i)	Amended and Restated Articles of Incorporation of Summit Financial Group, Inc.	(a)
	(ii)	Amended and Restated By-laws of Summit Financial Group, Inc.	(b)
(10)		Material Contracts	
	(i)	Amended and Restated Employment Agreement with H. Charles Maddy, III	(c)
	(ii)	First Amendment to Amended and Restated Employment Agreement With H. Charles Maddy, III	(d)
	(iii)	Second Amendment to Amended and Restated Employment Agreement with H. Charles Maddy, III	(e)
	(iv)	Change in Control Agreement with H. Charles Maddy, III	(f)
	(v)	Executive Salary Continuation Agreement with H. Charles Maddy, III	(g)
	(vi)	Form of Amended and Restated Employment Agreement entered into with Robert S. Tissue, Patrick N. Frye and Scott C. Jennings	(h)
	(vii)	Form of Executive Salary Continuation Agreement entered into with Robert S. Tissue, Patrick N. Frye and Scott C. Jennings	(i)
	(viii)	Amended and Restated Employment Agreement with Ronald F. Miller	(j)
	(ix)	Form of Executive Salary Continuation Agreement entered into with Ronald F. Miller	(k)
	(x)	Form of Indemnification Agreement between Summit and each Director of Summit	(l)
	(xi)	1998 Officers Stock Option Plan	(m)
	(xii)	Board Attendance and Compensation Policy, as amended	
	(xiii)	Summit Financial Group, Inc. Directors Deferral Plan	(n)
	(xiv)	Amendment No. 1 to Directors Deferral Plan	(o)
	(xv)	Amendment No. 2 to Directors Deferral Plan	(p)
	(xvi)	Summit Community Bank, Inc. Amended and Restated Directors Deferral Plan	(q)
	(xvii)	Rabbi Trust for The Summit Financial Group, Inc. Directors Deferral Plan	(r)
	(xviii)	Amendment No. One to Rabbi Trust for Summit Financial Group, Inc. Directors Deferral Plan	(s)
	(xix)	Amendment No. One to Rabbi Trust for Summit Community Bank, Inc. (successor in interest to Capital State Bank, Inc.) Directors Deferral Plan	(t)
	(xx)	Amendment No. One to Rabbi Trust for Summit Community Bank, Inc. (successor in interest to Shenandoah Valley National Bank, Inc.) Directors Deferral Plan	(u)
	(xxi)	Amendment No. One to Rabbi Trust for Summit Community Bank, Inc. (successor in interest to South Branch Valley National Bank) Directors Deferral Plan	(v)
	(xxii)	Summit Financial Group, Inc. Incentive Plan	(w)
	(xxiii)	Summit Community Bank Incentive Compensation Plan	(x)
	(xxiv)	Form of Non-Qualified Stock Option Grant Agreement	(y)
	(xxv)	Form of First Amendment to Non-Qualified Stock Option Grant Agreement	(z)
	(xxvi)	2009 Officer Stock Option Plan	(aa)

(12)	Statements Re: Computation of Ratios	(bb)
(21)	Subsidiaries of Registrant	(cc)
(23)	Consent of Arnett & Foster, P.L.L.C.	
(24)	Power of Attorney	
(31.1)	Sarbanes-Oxley Act Section 302 Certification of Chief Executive Officer	
(31.2)	Sarbanes-Oxley Act Section 302 Certification of Chief Financial Officer	
(32.1)	Sarbanes-Oxley Act Section 906 Certification of Chief Executive Officer	
(32.2)	Sarbanes-Oxley Act Section 906 Certification of Chief Financial Officer	

(a) Incorporated by reference to Exhibit 3.i of Summit Financial Group, Inc.'s filing on Form 10-Q dated March 31, 2006.
(b) Incorporated by reference to Exhibit 3.2 of Summit Financial Group Inc.'s filing on Form 10-Q dated June 30, 2006.
(c) Incorporated by reference to Exhibit 10.1 of Summit Financial Group Inc.'s filing on Form 10-K dated December 31, 2008.
(d) Incorporated by reference to Exhibit 10.1 of Summit Financial Group Inc.'s filing on Form 8-K dated February 4, 2010.
(e) Incorporated by reference to Exhibit 10.1 of Summit Financial Group Inc.'s filing on Form 8-K dated December 14, 2010.
(f) Incorporated by reference to Exhibit 10.2 of Summit Financial Group Inc.'s filing on Form 10-K dated December 31, 2008.
(g) Incorporated by reference to Exhibit 10.3 of Summit Financial Group Inc.'s filing on Form 10-K dated December 31, 2008.
(h) Incorporated by reference to Exhibit 10.4 of Summit Financial Group Inc.'s filing on Form 10-K dated December 31, 2008.
(i) Incorporated by reference to Exhibit 10.5 of Summit Financial Group Inc.'s filing on Form 10-K dated December 31, 2008.
(j) Incorporated by reference to Exhibit 10.6 of Summit Financial Group Inc.'s filing on Form 10-K dated December 31, 2008.
(k) Incorporated by reference to Exhibit 10.9 of Summit Financial Group Inc.'s filing on Form 10-K dated December 31, 2008.
(l) Incorporated by reference to Exhibit 1.01 of Summit Financial Group Inc.'s filing on Form 8-K dated February 12, 2009.
(m) Incorporated by reference to Exhibit 10 of South Branch Valley Bancorp, Inc.'s filing on Form 10-QSB dated June 30, 1998.
(n) Incorporated by reference to Exhibit 10.10 of Summit Financial Group Inc.'s filing on Form 10-K dated December 31, 2005.
(o) Incorporated by reference to Exhibit 10.11 of Summit Financial Group Inc.'s filing on Form 10-K dated December 31, 2005.
(p) Incorporated by reference to Exhibit 10.14 of Summit Financial Group Inc.'s filing on Form 10-K dated December 31, 2008.
(q) Incorporated by reference to Exhibit 10.15 of Summit Financial Group Inc.'s filing on Form 10-K dated December 31, 2008.
(r) Incorporated by reference to Exhibit 10.16 of Summit Financial Group Inc.'s filing on Form 10-K dated December 31, 2008.
(s) Incorporated by reference to Exhibit 10.17 of Summit Financial Group Inc.'s filing on Form 10-K dated December 31, 2008.
(t) Incorporated by reference to Exhibit 10.18 of Summit Financial Group Inc.'s filing on Form 10-K dated December 31, 2008.

(u) Incorporated by reference to Exhibit 10.19 of Summit Financial Group Inc.'s filing on Form 10-K dated December 31, 2008.
(v) Incorporated by reference to Exhibit 10.20 of Summit Financial Group Inc.'s filing on Form 10-K dated December 31, 2008.
(w) Incorporated by reference to Exhibit 10.2 of Summit Financial Group Inc.'s filing on Form 8-K dated December 14, 2007.
(x) Incorporated by reference to Exhibit 10.4 of Summit Financial Group Inc.'s filing on Form 8-K dated December 14, 2007.
(y) Incorporated by reference to Exhibit 10.3 of Summit Financial Group Inc.'s filing on Form 10-Q dated March 31, 2006.
(z) Incorporated by reference to Exhibit 10.4 of Summit Financial Group Inc.'s filing on Form 10-Q dated March 31, 2006.
(aa) Incorporated by reference to Exhibit 12 of Summit Financial Group Inc.'s filing on Form 10-K dated December 31, 2008.
(bb) Incorporated by reference to Exhibit 10.1 of Summit Financial Group Inc.'s filing on Form 8-K dated May 14, 2009.
(cc) Incorporated by reference to Exhibit 21 of Summit Financial Group Inc.'s filing on Form 10-K dated December 31, 2008.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUMMIT FINANCIAL GROUP, INC.
a West Virginia Corporation
(registrant)



By:____________________ 2/28/2011
H. Charles Maddy, III — Date
President & Chief Executive Officer



By:____________________ 2/28/2011
Julie R. Cook — Date
Vice President &
Chief Accounting Officer



By:____________________ 2/28/2011
Robert S. Tissue — Date
Senior Vice President &
Chief Financial Officer

The Directors of Summit Financial Group, Inc. executed a power of attorney appointing Robert S. Tissue and/or Julie R. Cook their attorneys-in-fact, empowering them to sign this report on their behalf.



By:____________________ 2/28/2011
Robert S. Tissue — Date
Attorney-in-fact


Summit
FINANCIAL GROUP

WEST VIRGINIA

Summit Financial Group
300 North Main Street
Moorefield, WV 26836
(304) 530-1000 • Fax (304) 530-2188

Summit Community Bank
Charleston, Downtown
620 Virginia Street East
Charleston, WV 25301
(304) 343-9200 • Fax (304) 343-9233

Charleston, Southridge Centre
2402 Mountaineer Boulevard
Charleston, WV 25309
(304) 746-4600 • Fax (304) 746-4626

Franklin
564 North Main Street
Franklin, WV 26807
(304) 358-2388 • Fax (304) 358-2149
Toll Free (800) 388-9840

Martinsburg
1321 Edwin Miller Blvd
Old Courthouse Square
Martinsburg, WV 25404
(304) 260-0811 • Fax (304) 260-5633

Mathias
59 Upper Cove Road
Mathias, WV 26812
(304) 897-5997 • Fax (304) 897-6232

Moorefield
310 North Main Street
Moorefield, WV 26836
(304) 530-1000 • Fax (304) 530-7053

Petersburg
90 South Grove Street
Petersburg, WV 26847
(304) 257-1244 • Fax (304) 257-1695

Rainelle
28 Main Street
Rainelle, WV 25962
(304) 438-6171 • Fax (304) 438-6178

Rupert
910 Clay Street
Rupert, WV 25984
(304) 392-6314 • Fax (304) 392-6397

Summit Insurance Services
310 North Main Street
Moorefield, WV 26836
(304) 530-2255 • Fax (304) 530-7188
Toll Free (800) 832-6896

Summit Financial Services
620 Virginia Street East
Charleston, WV 25301
(304) 343-9200 • Fax (304) 343-9233

VIRGINIA

Summit Community Bank
Harrisonburg
182 Neff Avenue, W-11
Harrisonburg, VA 22801
(540) 437-0500 • Fax (540) 437-9846

Harrisonburg
224 South Main Street
Harrisonburg, VA 22801
(540) 442-6776 • Fax (540) 442-9701

Leesburg
204 Catoctin Circle, SE
Leesburg, VA 20175
(703) 777-6556 • Fax (703) 771-7424

Warrenton
251 W Lee Highway
Suite 730
Warrenton, VA 20186
(540) 347-7779 • Fax (540) 347-7791

Winchester
100 W. Jubal Early Drive
Winchester, VA 22601
(540) 678-0300 • Fax (540) 722-9150

Winchester, Wal-Mart
2350 S. Pleasant Valley Road
Winchester, VA 22601
(540) 667-9393 • Fax (540) 667-9579

Summit Mortgage
182 Neff Avenue
Harrisonburg, VA 22801
(540) 437-0500 • Fax (304) 530-0342

Summit Financial Services
100 West Jubal Early Drive
Winchester, VA 22601
(540) 450-3298 • Fax (304) 530-0938
Toll Free (877) 587-8479

Summit Insurance Services
Leesburg
204 Catoctin Circle, SE
Leesburg, VA 20175
(703) 777-8899 • Fax (703) 478-8958

dba Kelly Insurance Agency
26 North King Street
Leesburg, VA 20176
(703) 777-8899 • Fax (703) 478-8551
Toll Free (800) 777-2573

summitfgi.com

Locations & Markets

- **Summit Community Bank**
  www. mysummit.com
  1-877-77-MYSCB (1-877-776-9722)
- **Summit Financial Services**
  A Division of Summit Community Bank
- **Summit Insurance Services, LLC**
- **Summit Insurance Services, LLC**
  dba Kelly Insurance Agency



Martinsburg
Maryland
Moorefield
Winchester
Leesburg
Petersburg
Mathias
Warrenton
West Virginia
Franklin
Charleston
Harrisonburg
Rupert
Rainelle
Virginia
Washington

Shareholder Information

Shareholder Assistance and General Corporate Information

Shareholders seeking assistance and others seeking general corporate information should contact:

Teresa D. Ely
Director of Shareholder Relations
Summit Financial Group, Inc.
Post Office Box 179
Moorefield, West Virginia 26836
(304) 530-0526
Email: tely@summitfgi.com

Transfer Agent
Registrar & Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
(800) 368-5948
www.rtco.com

Common Stock Listing
Current market quotations for the common stock of Summit Financial Group, Inc., are available on the NASDAQ Capital Market under the symbol SMMF.

Summit Financial Group, Inc.
300 North Main Street
Moorefield, West Virginia 26836
(304) 530-1000

summitfgi.com


APR 1 2011
211
RECEIVED


Summit
FINANCIAL GROUP